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Follow-Up Materials

MICROFICHE CONTROL LABEL

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COMPASS
GROUP

82-5161

I NEWS RELEASES

Delivering profitable growth

Annual Report 2007

COMPASS GROUP

9-30-07
ARS



Our vision is to be a world-class provider of contract foodservice and support services, renowned for our great people, our great service and our great results. To achieve this everyone in Compass Group is committed to consistently delivering superior service in the most efficient way for the shared benefit of our customers, shareholders and employees.

Contents



Our strong operating performance is being driven by concentrating on the five key profit drivers of MAP, our Group-wide Management and Performance framework, which is now embedded within our business.

Client sales and marketing

Delivering profitable growth from existing and new clients, and developing our penetration in our chosen markets.

Consumer sales and marketing

Driving growth in consumer volume and spending through innovation in our offer, the right pricing and the right retail skills.

Cost of food

Buying the optimal quality and range of food to meet the needs of our customers at the lowest cost, with the most efficient distribution and in-unit production.

Unit costs

Delivering the right level of service in the most efficient way, focusing on labour productivity and controlling labour and other in-unit costs.

Above unit overheads

Creating a simpler organisational model, with fewer layers of management and less bureaucracy.

2007 highlights

Through the MAP process we have transformed the performance of the business with good quality organic revenue growth, greater focus on like for like growth and cost efficiencies together delivering £101 million of operating profit growth at constant currency and driving the operating margin forward by 70 basis points. Our focus on capital expenditure and working capital has resulted in a step change in the delivery of free cash flow, up 68% to £357 million.

Group revenue

5% organic revenue growth on a constant currency basis.[1,5]



£9,768m
£10,268m
2006
2007

Total operating profit

A 24% increase in operating profit on a constant currency basis.[1,2]



£428m
£529m
2006
2007

Margin

A margin increase of 70 basis points.[1,6]



4.4%
5.1%
2006
2007

Basic earnings per share

An underlying earnings per share increase of 62%.[4]



9.4p
15.2p
2006
2007

Free cash flow

A step change in the delivery of free cash flow, up 68%.



£212m
£357m
2006
2007

The three main drivers of our £101 million of operating profit growth this year have been:

- Net new business achieved through new clients, new services to existing clients and managing retention of existing business has delivered £30 million of profit.
- Base estate growth resulting from like for like price and volume growth and the management of cost inflation has delivered £35 million of profit.
- Reducing above unit costs by a net £36 million.

Organic revenue growth[5]

2006: 7%

5%

Return on capital employed

2006: 11.3%

12.5%

Capital expenditure as a % of revenue

2006: 1.9%

1.9%

Full year dividend

2006: 10.1p

10.8p

All figures shown relate to continuing operations.

1. Constant currency restates the prior year results to 2007 average exchange rates.
2. Includes share of profit of associates. UK £3 million (2006: £1 million) and North America £1 million (2006: £1 million).
3. Excludes share of profit of associates.
4. Underlying profit before tax excludes revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness) of £(6) million (2006: £11 million). Underlying basic earnings per share excludes these items net of tax.
5. Organic growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior years at current year exchange rates) and compares the results against 2006.
6. Operating margin is based on revenue and operating profit excluding share of profit of associates.

Find out more online

More information on Compass Group can be found on our website: www.compass-group.com.

For our Annual Review, go to our Investor Centre at www.compass-group.com.

You can also go to our website to register to receive future Annual Reports and Reviews and other shareholder information electronically.

Our marketplace

Our strategy focuses on the outsourced foodservice and support services markets, building on the existing expertise and strengths we have as a Group.

We estimate that outsourcing growth in the foodservice market (which we estimate is £150 billion) is at least 5% per annum. As market leader, we will strive for more and faster penetration of the foodservice market that is still self operated. The support services market is significantly larger than the foodservice market and growing at a faster rate.

Our aim is to achieve market leadership in the sectors and countries that we have identified as having real prospects for strong long-term organic growth and provide the global capability necessary to grow our international client base.

Our guiding principles form the basis of our approach to delivering this strategy:

Health, safety and environment first
Never to compromise on the health and safety of our customers and our people, and to manage responsibly the impact that our business has on the environment.

Delivering for clients and consumers
To earn the continued loyalty of our customers by consistently demonstrating why we are the first choice for quality, service, value and innovation.

Developing our people and valuing diversity
To value and recognise the diversity and contribution of our people. We create a work environment that is challenging and provides the opportunities and support for everyone to develop, learn and succeed.

Profitable growth
To deliver shareholder value through disciplined, sustainable growth, underpinned by strong governance, that contributes to and leverages the benefits of our global scale.

Constant focus on performance and efficiency
To deliver the highest quality and performance, whilst relentlessly driving to be the lowest cost, most efficient provider.

Leading sector expertise

We are a world leading provider of food and support services. Every day we serve literally millions of people around the world, whether it is to provide them with a meal, a cup of coffee, a clean office or helping to keep the entire workspace around them working at its best.

We have unparalleled experience in providing these services to people in a whole range of environments – at work, at school or university, in hospital, at sporting or cultural events, or in remote environments. Our proven capability in each of these markets results from our sector focus, with dedicated operating businesses in each sector in our main geographies. This in-depth understanding of the demands of these markets and the needs of our customers drives our market-leading innovation, our operating efficiency and ultimately the quality of the service our customers experience.

Market sectors and operating companies

NA North America CE Continental Europe UK United Kingdom RW Rest of the World

	Business & Industry	Fine Dining	Healthcare & Seniors	Education	Sports & Leisure	Defence, Offshore	Vending	North America	Continental Europe	United Kingdom	Rest of the World
Eurest	○							NA	CE	UK	RW
Bon Appétit	○	○		○				NA			
Restaurant Associates	○	○						NA		UK	
Morrison			○					NA			
Scolarest				○					CE	UK	RW
ESS						○		NA	CE	UK	RW
Crothall			○					NA			
Levy Restaurants		○			○			NA			
Canteen							○	NA			
Medirest			○						CE	UK	RW
Chartwells				○				NA		UK	

ONAMA
Seiyo Food-Compass Group

In a number of countries we have a single operating company providing multi-sector solutions. For example, Onama in Italy and Seiyo in Japan.

Business & Industry
No-one understands food at work quite like we do, whether it is in offices, distribution, factories or any other work environment. Our consumer focus drives the development and innovation in our food offers, brands and service to deliver the optimum solution from restaurants and café style outlets to coffee bars and vending. We also provide a selected range of support services that complement our foodservice offer. This includes cleaning, grounds maintenance, hospitality and reception services.

Fine Dining
Food is at the heart of what we do and, often working with world-renowned chefs, we bring exceptional gastronomic creativity and flair, style and hospitality to executive dining rooms, prestigious social and cultural events and world famous venues.

Healthcare & Seniors
One of the most demanding markets in which we operate. The very highest standards of food safety and hygiene, working with clinical staff and having a detailed understanding of the nutritional needs of those we care for have made us a leader in this market. Our offer is broader than simply foodservice for patients, staff and visitors, and includes a range of complementary support services including services such as cleaning and housekeeping.

Education
From primary schools to some of the world's most renowned universities, we provide a nutritious, well-balanced diet to fuel the development of young minds and bodies.

Sports & Leisure
We have unparalleled experience in providing high quality foodservice for some of the world's most prestigious sporting and leisure venues, visitor attractions and social events. In addition we have the specialist in-house expertise and resources to provide a single source for the complete marketing and management of corporate hospitality packages.

Defence, Offshore & Remote Sites
We provide vital workplace support for people working in some of the most hostile and demanding terrains in the world from oil and gas to major construction sites and remote mining locations. Our technical and logistical competence, commitment to health and safety and ability to effectively mobilise contracts have earned us an enviable reputation for providing fully integrated food and support services for global clients with workers around the world.

Vending
Vending is an integral part of our foodservice offer and we are able to deliver high quality, innovative solutions to our customers. In North America this is through Canteen, our specialist vending operation.

Regional review at a glance

North America

For the 13th consecutive year Master Chef Wolfgang Puck was selected to create the menu for The Academy of Motion Picture Arts and Sciences post-Oscar event, the Governor's Ball. In the same month Compass' foodservice excellence was on show at the 49th Annual Grammy Awards and for the Players' Party and Super Bowl Host Committee VIP Party at this year's Super Bowl.



Revenue
2006: £4,290m

£4,162m

Percentage of Group revenue
40%
2006: 42%



Operating profit[3]
2006: £245m

£261m

Regional highlights

- Continued excellent progress delivering 6% organic revenue growth.
- Operating profit from continuing operations increased by £39 million on a constant currency basis to £261 million (2006: £222 million), a 60 basis point margin improvement.
- The Business & Industry sector has been driven by innovation in our offer, delivering 4% like for like revenue growth.
- In Healthcare, 7% organic growth from increased cross-selling between Morrison, our foodservice business, and Crothall, our support services business.
- Healthy eating programmes and the strength of the Chartwells brand contributed to 9% organic revenue growth in the Education sector.
- Good growth in Levy, our Sports & Leisure business.
- Continued good progress with our business in Canada.
- Our pipeline for 2008 looks healthy.

Continental Europe

Our business in Spain is capitalising on the rapid expansion of the senior-living market. Building on our experience of providing foodservice in the residential care homes market, we have developed a delivered meals service for senior and handicapped people at home; a model for other countries with ageing populations looking for an alternative to moving people into rest homes. In the last year we have delivered over 1.2 million meals to people in-home providing a varied, healthy diet.



Revenue
2006: £2,484m

£2,553m

Percentage of Group revenue
25%
2006: 24%



Operating profit[3]
2006: £122m

£151m

Regional highlights

- Organic revenue growth has doubled to 4%, with good growth opportunities for the future.
- On a constant currency basis, growth of £31 million operating profit from continuing operations to £151 million (2006: £120 million) represents a margin improvement of 100 basis points.
- In Spain, like for like growth, driven by new offerings and an increase in consumer numbers, together with new business in the Healthcare and Education sectors, have driven organic revenue growth of 13%.
- Continued high activity in the oil and gas industry in the Nordic region contributed to 14% organic revenue growth, while the focus on healthy eating continues to drive volumes through much of the region.
- Good turnaround in previously underperforming countries such as France and the Netherlands.
- We are becoming more established in the Eastern European market, which is growing well.

United Kingdom

The newly branded Restaurant Associates was launched in May 2007 to respond to a growing demand for a leading provider of executive hospitality, dining and business support services to its prestigious blue-chip clients; including 17 out of the top 20 investment banks in London, law firms and leading organisations. The move consolidated our previous brand operations under one strong identity and management structure. Our new business goals reflect a commitment to innovation, service, lifestyle and simplicity.



Revenue
2006: £1,882m

£1,931m

Percentage of Group revenue
19%
2006: 18%



Operating profit[3]
2006: £107m

£107m

Regional highlights

- Revenue in the UK was £1,931 million (2006: £1,882 million), growth of 2% on an organic basis.
- A solid result with, as expected, operating profits in line with last year.
- Largely completed the turnaround or exit of poor performing contracts.
- The Education sector has stabilised following a difficult period.
- We have continued to reorganise the business to drive further efficiencies.
- We expect a broadly similar performance in 2008.

Rest of the World

Tengizchevroil (TCO), a Chevron managed joint venture in Kazakhstan, renewed their contract for support services at their Atyrau and Tengiz facilities after a competitive re-tendering process. This is one of our largest remote site contracts, with over 3,200 of our people providing a range of services, including full daily catering services and the full maintenance of offices, accommodation rooms and town homes.



Revenue
2006: £1,611m

£1,622m

Percentage of Group revenue
16%
2006: 16%



Operating profit[3]
2006: £47m

£64m

Regional highlights

- Another very strong year, delivering £64 million operating profit from continuing operations (2006: £43 million on a constant currency basis), an increase of £21 million.
- Australia continues to deliver strong organic revenue growth driven by the ongoing buoyancy of the extraction industries.
- Encouraging progress in Japan, where the focus on driving efficiency and restructuring the business has resulted in good margin improvement.
- Our businesses in Abu Dhabi and Dubai have seen good revenue and margin growth.
- Good revenue growth with some margin improvement in Latin America.
- Looking forward there remains significant opportunity to further develop our businesses in the Rest of the World both in size and operating performance.

See footnotes on page 1.

Chairman's statement

Delivering on our commitments

Our performance reflects a clear, well-executed strategy, which is starting to deliver increased value to our shareholders.

The introduction of MAP, our Management and Performance framework, has given us a common language and agenda resulting in greater focus and visibility across the whole business. We have delivered a step change in profit and free cash flow generation as new processes begin to embed throughout the organisation. Looking ahead, we believe we are entering a new phase of sustainable value creation, with exciting opportunities to grow revenues, improve margins and generate significant cash flow.

I am delighted to report a year of outstanding progress against the commitments we have given to improve returns to shareholders.

The objective of the strategy we communicated last year is to grow our business in a disciplined way to deliver sustainable profit and growth. This year represents an important first step in delivering this strategy.

We remain firmly focused on developing our core foodservice business, in which we see continued strong long-term growth opportunities in our chosen market sectors.

Alongside this we are developing a range of complementary support services, which we are progressively bringing to market, prioritising those sectors and countries where our ability to provide both food and support services will help us to develop our market. In particular, we see a growing number of international clients who are looking for a service partner such as us who can deliver these services to consistently high standards, globally.

The successful implementation of MAP has given us the framework to manage the business with the intensity necessary to drive improved performance. MAP is now well-established in the businesses. In the coming year we will be taking further steps to embed MAP even deeper into the organisation.

Our Group Chief Executive, Richard Cousins, in his first full year in the role, has put in place a strong leadership team to lead the continued development and implementation of our strategy, bringing in competencies in areas such as marketing and international clients to support the delivery of our objectives and to help drive value from the combined strength of our global Group.

I have continued the programme I initiated to improve corporate governance and controls. Building on the progress we have already made, our aim this year has been reviewing and re-communicating Group policies and practices, with processes and training to ensure that these are received and understood.

Over the last year we have further reviewed our corporate social responsibility strategy ('CSR') to ensure that we are addressing the broader social and environmental issues in the way that we run our business. This commitment is very much in evidence in our day-to-day operations, forming a firm foundation to build on as we strive to continuously improve our CSR journey.

We have made good progress in the last year and, going forward, I will continue to take the necessary steps to ensure that we set the highest standards for corporate governance and responsible business practice.

Full year dividend

10.8p(+7%)

Compass Group share price performance vs FTSE 100 Index 2007



Pence
400
375
350
325
300
275
250
Compass Group
FTSE 100 Index
29/09 2006
29/11 2006
29/01 2007
29/03 2007
29/05 2007
30/07 2007
28/09 2007

The FTSE 100 Index has been rebased to the Compass Group share price on 29 September 2006 (268.25 pence)

Sir Roy Gardner
Chairman



Returns to shareholders

The Board is proposing a final dividend of 7.2 pence per share for payment in March 2008. This brings our full year dividend to 10.8 pence, a year on year increase of 7%.

In July this year we completed the sale of Selecta, the European vending business, for £772 million before transaction costs.

Of these proceeds we are using £500 million to extend our share buy-back programme. This is in addition to the return of £500 million to shareholders following the sale of SSP in 2006, taking the total share buy-back programme to £1 billion. As of 30 September 2007 we had bought back shares for cancellation to the value of £720 million.

A further £45 million of the Selecta proceeds have been contributed to Compass' UK closed defined benefit pension plans, taking the total amount of special contributions to these plans over the past 15 months to £325 million, significantly reducing the pension deficit in these schemes.

The balance of the proceeds has been used to further reduce net debt.

Management

On becoming Chairman I began the process of reinvigorating the Board to achieve the right blend of expertise, experience and strong independent scrutiny to guide the decisions of the Board over managing and growing the business in the best interests of our shareholders.

This has been achieved through an orderly succession plan and without compromising the effectiveness of the Board and its committees.

Peter Blackburn, Peter Cawdron and Val Gooding have all stepped down from the Board in the last year and I would like to thank each of them for the contribution they have made to the Group.

I am delighted that Sir Ian Robinson, Tim Parker, Sir James Crosby and Susan Murray joined the Board as non-executive directors during the last 12 months, with Sir James Crosby becoming the senior independent non-executive director. Together with my other colleagues on the Board, I look forward to our new directors' continued contribution to the deliberations of the Board.

In June we appointed Mark White as the Group's General Counsel and Company Secretary, a new role within the Group. Mark, a qualified solicitor, has extensive international legal and business experience and joined us from Wolseley plc.

Our people

On behalf of the Board, I would like to thank all of our people around the world for their commitment and efforts in achieving these results and for the excellent service they deliver daily; service that continues to earn the loyalty of our clients and consumers and reinforces our position as a leader in our chosen markets.

Outlook

The results that we have reported for 2007 demonstrate that we have the right strategy, the right leadership and, through MAP, the right focus to capitalise on the considerable opportunities that exist in our chosen markets. I believe that these results and the actions we are taking give us a solid foundation on which to base sustainable performance improvements and deliver increasing value to our shareholders.



Sir Roy Gardner
Chairman
28 November 2007

Our strategy

We have a very clear and focused strategy, a significant market opportunity and a tight operating model with much improved controls and governance.

Focus on our contract foodservice business



Grow our support services business



Committed to giving our customers superior levels of service



Focus on driving cost efficiencies



Driving performance

Through the MAP process we have delivered good quality organic revenue growth, driven the operating margin forward and significantly increased operating profit. We have achieved this through better quality new business and retention, a greater focus on like for like growth and improved cost efficiencies. Our focus on capital expenditure and working capital has resulted in a step change in the delivery of free cash flow.

Over the last 18 months we have tightened our strategy, simplified the business to focus on our core food and support services offer by selling non-core businesses and have considerably reduced our risk profile by exiting high risk or volatile businesses.

Our strong operating performance is being driven by concentrating on the five key profit drivers of MAP, our operating framework, which is now embedded within our business. Each MAP component has its own set of key performance indicators. Performance is reviewed with country management teams both monthly and in our detailed business reviews. Together these give greater visibility of country performance, enable us to respond more quickly to opportunities and changes in our markets and ensure that our businesses are constantly focused on profitable organic growth.

MAP has enabled us to deliver £101 million of constant currency operating profit growth through:

£30 million of net new business growth driven by better quality new business and retention

MAP 1 – Client sales and marketing: achieved through better targeted businesses, tighter contracts and sharper contract evaluation. Included among our new business wins: Asda in the UK; The House of Representatives, Dell and DreamWorks in the US; Continental in Germany; and Shell across Europe.

£35 million of base estate profit growth driven by like for like revenue growth and cost efficiencies

Driving like for like revenue growth:

MAP 1 – Client sales and marketing: addresses driving like for like revenue through client pricing strategies and growing client volumes, for example: through additional services, such as: cleaning, portering, reception and concierge.

MAP 2 – Consumer sales and marketing: focuses on developing our retail philosophy in order to increase participation and spend per head, for example: extending our offer to include breakfast and 'Grab & Go' concepts.

Driving cost efficiencies:

MAP 3 – Cost of food: addresses cost efficiencies through a systematic approach to menu planning, purchasing and supply chain, and unit processes.

MAP 4 – Unit costs: we spend nearly £5.5 billion per year on unit costs and we have been managing this through: labour productivity and scheduling; control of labour costs; and in-unit overhead opportunities.

£36 million of above unit overhead savings after allowing for inflation

MAP 5 – Above unit overheads: we spend £0.8 billion on above unit overheads per year. The savings have been achieved through: management reorganisation; consolidated back office functions; change management processes; and tightened control of discretionary spend.

Richard Cousins
Group Chief Executive



Food cost inflation

We spend around £3.5 billion a year on food. We estimate that for last year we have seen about a one percentage point increase in the rate of inflation. To put this into context each one percentage point of food cost inflation adds about £35 million to the total cost base of £9.7 billion. This is before taking into account that around one third of our contracts are cost plus. We believe that our basket of goods is currently experiencing market increases of some 4% to 5%.

In terms of its impact, most of the geographies in which we operate and most food categories have seen some inflation. However, the larger double digit inflationary increases have been in dairy, rice and pasta. Together these categories account for only about 10% of the Group's spend on food.

Food price inflation is not a new phenomenon. We have managed it well for many years and continue to do so, but now, through the MAP framework, with greater intensity. The specific actions we are taking to address food inflation fall into three categories: purchasing and supply chain efficiencies; unit cost efficiencies including menu re-engineering; client and consumer price increases.

So, in conclusion, food price inflation is well understood and being acted upon. Crucially, despite the inflation we have seen this year, we have been able to hold our gross margins steady through the combination of cost efficiencies and price increases.

Processes and people

Our new monthly reporting processes and regular business reviews with country management teams ensure that we are all constantly focused on the management and performance of the five MAP value drivers. Our country managing directors are now fully empowered to run their businesses, operating within a clearly defined MAP operating framework.

The new measures have also led to tighter discipline and sounder governance. Approval processes have been strengthened and remuneration policies reviewed. The Corporate Responsibility Committee, a subcommittee of the Board, continues to oversee all aspects of health and food safety, environmental impacts, governance and its reporting.

Over the past 18 months we have made significant management changes at a Board, Executive Committee, Group head office and country leadership level. We have put in place succession planning and are focusing on management development to ensure that we are developing our leadership strength for the future.

The introduction of MAP and the removal of divisional management structures have resulted in greater transparency across the organisation. We now have greater management strength at both country and head office level and this new global leadership team has been central to driving the improved performance.

Strategy and the future

Looking back over the achievements of the last 18 months, strategically, we have defined a clearer focused strategy and launched MAP. We have made good progress in developing our support services business and we have simplified the business by exiting non-core businesses such as SSP, Selecta, Hotels and other non-core assets. We have also reduced the number of countries in which we operate and considerably reduced our risk profile.

We believe we now have a focused and transparent business model which will generate significant opportunities to grow the top line organically, improve margins and grow profitability and generate significant cash flow. We believe we are entering a new phase of sustainable value creation.

There will be no change in our core strategy as we enter the next phase of our development. We remain very excited by the prospects for growth with significant outsourcing potential in our core food and support service markets. We estimate that outsourcing growth in the foodservice market (valued at £150 billion) is at least 5% per annum. The support services market is larger than the foodservices market and growing at a faster rate. Operationally we will stay focused on MAP and embed it deeper into the organisation. The drive for like for like growth and increased operational efficiencies will also continue. From this we will expect further significant cash flow generation.

Richard Cousins
Group Chief Executive
28 November 2007

MAP – Driving profitable growth



map 1
Client sales and marketing
map 2
Consumer sales and marketing
map 3
Cost of food
map 4
Unit costs
map 5
Above unit overheads
Market development, good quality new business
Like for like price and volume growth – more services, retention, and innovative offers
Cost efficiencies – purchasing, menu planning, supply chain and in-unit processes
Labour productivity, labour and in-unit cost control
Simplified organisation, control of discretionary spend
New business
Base estate
Above unit overheads

In response to our clients' needs we have developed a strong capability in a selected range of support services that complement our core foodservice offer.





International clients management
Through our international clients programme we are developing closer relationships with multinational organisations. They recognise that we have the geographical coverage and capability to deliver outsourced food and support services to the same world-class standards, globally and enable them to achieve their own global objectives.


steamplicity

Steamplicity – market-leading innovation
Market-leading innovations like 'Steamplicity' are helping us to open up new segments of our core market sectors. Already being enjoyed by consumers in the UK and Europe, 'Steamplicity', uses patented valve technology to healthily steam-cook meals within minutes, retaining nutritional content and promoting wellness and vitality. Ideal for providing hot meals 'cooked to order' for hospital patients, schools and environments where traditional kitchen space is often restricted.

MAP 1 – Client sales and marketing

MAP 1 focuses on delivering profitable growth from existing and new clients and developing our penetration in our chosen markets.

Growing our markets

We continue to see growth in our core contract foodservice market. We see exciting growth in every sector, especially Healthcare and Education, driven by innovations such as 'Steamplicity', and in a growing Sports & Leisure market where we have had great success in winning contracts for prestigious events and major venues, such as The O2 in London, the largest sports and entertainment complex in Europe, Kruger National Park in South Africa and the Abu Dhabi National Exhibition Centre (ADNEC) in the United Arab Emirates.

Our country MAP plans detail our approach to developing each market. Our global sector forums, supported by our new market development function, provide the means to identify and respond to emerging market trends, facilitate the rapid transfer of best practices from one part of the Group to another and drive innovation in our client offer.

Last year we identified the support services market as an attractive opportunity for a number of reasons:

- We have an existing capability to build on, with some industry leading expertise in certain services and sectors;
- It enables us to respond to an increasing number of clients who are looking to bundle services, including foodservice; and
- It complements the service and health and safety ethos that has gained us our reputation for excellence in the foodservice market.

Our strategy is to develop the support services market in a disciplined way by focusing on selected services, sectors and countries.

To give us real competitive advantage in this market we have developed the Compass Service Framework, using the very best knowledge that we can find in the world to ensure that we can deliver the world-class, consistent capability that clients demand.

Driving like for like revenue

The size and depth of our client base and the loyalty of our clients reflect the quality and scope of the services we provide, and we are proud to count organisations that are leaders in their markets as our clients.

The focus over the last 12 months and going forward is to improve the discipline with which we manage our existing client relationships and improve the performance of our contract base. To achieve this we have focused on the following areas:

- Ensuring that we have the right contract terms in place that accurately reflect the services we are being paid to provide and that we have the appropriate review processes and controls in place to monitor service levels, client satisfaction and price indexation, the latter being vitally important in managing through inflationary cost increases;
- Extending the services we provide, for example, adding vending or cleaning to a foodservice-only site, or increasing the number of sites we support, and driving like for like volume and average spend increases in our existing operations; and
- Proactively reviewing contracts where the financial and operational performance does not meet expectations and taking the opportunity to renegotiate these to put them on the right basis going forward.

More disciplined new business

As we develop our core markets it is vital that we maintain a healthy new business pipeline, supported by the necessary disciplines to ensure that we take on the right business on the right terms. We have been putting in place across all our businesses clear guidelines and training for our sales teams on our key contract terms. This is supported by a robust approvals process for new business bids at a country level and, dependent on the scale of the opportunity or the level of capital investment required, review and approval at a Group level.


Our consumer focus is driving continued innovation in our brands and foodservice offers.



Selling more beverages
In the Czech Republic we have doubled like for like beverage sales in our 350 Business & Industry units. Through understanding consumer behaviours we identified a significant opportunity to capture incremental beverage sales by focusing on 'hydrating' people better in the workplace. Key initiatives were based around expanding day-parts, increasing variety and choice and educating the consumer on the importance of hydration. Solutions were to increase range and package types, introduce larger pack sizes, install incremental equipment (coolers and racks), improve merchandising and place hydration messages at point of sale.

Improved pricing through 'Value Planning'
2,000 of our operating units in the USA are using the 'Value Plan', a simple but highly effective price management and benchmarking tool which provides the framework for setting pricing strategies. Through the 'Value Plan' we compare unit pricing information against national and local 'market basket' benchmarks and inflation forecasts, to set our target price points for each of our major categories. This provides our Unit Managers with credible data to develop their own unit pricing plan and set regular pricing reviews with our clients. Performance is now being tracked through weekly 'owners reports' from each unit, comparing the actual price achieved against our target price for the top selling categories. Recently developed supporting tools such as 'mapping the servery' and 'station profitability' enable managers to analyse the performance of individual areas of the restaurant. The impact of the 'Value Plan' is evidenced in like for like sales growth of 5% and an increase of up to 10% in average spend per transaction.

MAP 2 – Consumer sales and marketing

MAP 2 reflects the importance of having the right offers and retail skills to drive growth in consumer volume and spending.

Understanding consumer trends to drive innovation

Whilst we may be feeding people either in their workplace, at college or in a hospital restaurant, their demand for quality, choice and value are equally as discerning as you would find on the high street. Our focus on understanding consumer needs and future trends is driving the development and innovation in our food offers, brands and services. In Healthcare, for example, we have led the market with the introduction of personalised patient meal ordering, such as our 'Catering to You' service, which provides greater flexibility, choice and individual dietary control. Developed in the USA, 'Catering to You' has already successfully transferred to other countries.

Health, wellbeing and sustainability are important topics that matter to our consumers in every sector. As a global foodservice company we fully understand the responsibility we have in helping consumers make informed choices about diet and nutrition. Our in-house dieticians work with our culinary, product development and purchasing teams to create menu programmes that combine menu planning, labelling and promotion, and educational training for our people to deliver food choices that are safe, nutritious and balanced, and suit the lifestyle and tastes of our consumers. For example, in our US Education business, 'Eat, Learn, Live' is a market leading commitment to the health and wellbeing of children and students from primary schools to college. This holistic approach drives innovations such as 'Brake for Breakfast' and 'Morning Editions' providing a healthier start to the day. In addition we help educate students to recognise and choose healthier options, provide a nutrition and physical activity for the curriculum 'Healthsmart' and support health related in-classroom and outreach programmes.

Improved pricing management

In an increasingly 'retail' market we are taking a more thorough approach to pricing and are deploying pricing tools and processes to enable our managers to undertake 'local market basket' benchmarking which, combined with national benchmarking, enables a regular, fact-based pricing review with our clients. For example, in our UK business our units receive a regular 'Price Watch' update providing information, based on 'high-street' benchmarking research.

Driving volume and spend

A greater understanding of our consumers enables us to more effectively target offers that entice consumers into more repeat visits and encourage them to spend more per visit. To achieve this we are developing a more retail-focused approach to promotions, selling skills and merchandising. In our Business & Industry sector this might mean extending the use of the restaurant through different day-part offers, for example, broadening out from a lunch time only service to include breakfast. In Germany, in response to consumer research we have developed a 'Grab and Go' offer as an additional service which is now generating a like for like volume increase of 4%.

Controlling the cash

Learning from the retail sector, at the same time as driving increased sales, we have focused on ensuring that we are not losing this cash to poor cash handling disciplines, stock shrinkage or even theft. The experience of a considerable number of trial sites for our 'Profit Protection' programme in the UK has shown that a focus on this area (putting training and processes in place, supported by the right technology) can lead to sales increases of up to 7%, cash reconciliation improvements of up to 3% and a significant reduction in cash 'loss'.


We are addressing food cost efficiencies through a systematic approach to menu planning, purchasing and in-unit processes.



Trim Trax – reducing wastage
The 'Trim Trax' programme has been developed in the US Business & Industry sector to help reduce in-unit food wastage, focusing on the most frequent reasons we have identified for production loss – overproduction, out-of-date inventory and wastage in the food preparation itself. The programme provides some very simple, very visible ways to reinforce the message about reducing waste for our in-unit teams. One simple, but effective way is giving each member of the food production team their own individual 'Trim Trax' food waste bin, which has the volume recorded, categorised and assigned a value each day. Results are then tracked, with the team identifying actions to reduce wastage and recognition going to the best performers.



Reducing supply chain costs
Our newly created European Consolidation Centre in Southern Spain has reduced supply chain costs by having fresh produce delivered directly to this facility from our own nominated growers, which we then quality assure and consolidate for dispatch to our distributors in 12 European countries. By consolidating our spend and buying at source we have significantly improved our buying price, quality and traceability, reduced distribution costs, and reduced the number of lorries on the road. We received the UK Institute of Grocery Distribution's 2007 Food Industry Award for Supply Chain Excellence in recognition of our fresh produce buying strategy.

MAP 3 – Cost of food

We spend over £3.5 billion a year on food alone. Our MAP 3 objective is to buy the optimal quality and range of food and products to meet the needs of our customers at the lowest cost, whilst having the most efficient distribution and in-unit production.

Managing food cost inflation

We have held our cost of sales flat throughout a year in which we have seen food cost inflation affect most food categories in most of the countries in which we operate. The drivers of inflationary pressures stem from growth in demand, such as population and economic growth, changes in eating habits and the increased use of staple crops for bio-fuels, combined with pressure on the supply side brought about by reduced harvests, often caused by extreme weather, or the impact of food scares.

Our ability to manage these inflationary pressures is a result of:

- The work we have done to include food cost indexation in our contracts, giving us the contractual right to review pricing with our clients;
- Re-engineering our menus to switch food items in response to forecast shortages and cost increases; and
- Continuing to drive greater purchasing efficiencies through supplier rationalisation and compliance.

Leveraging our scale

Our approach to purchasing reflects the need to have the right supplier relationships and partnerships in place at a local, regional, national and international level. We now have country purchasing teams in place to drive purchasing efficiencies in support of individual country business plans. For example, in the UK we have a programme called '85:10:5', the purpose of which has been to move all of our purchasing spend into the following categories:

- **85%** spend or greater through approved suppliers;
- **10%** spend or less through suppliers of unique products or services; and
- **5%** spend or less through suppliers who meet specific, local contract requirements.

'85:10:5' provides the right levels of control and compliance combined with the flexibility to meet individual contract or service specific needs. At the same time we are better leveraging our purchasing volumes by moving to a smaller group of suppliers and a narrower product range, as we have done in countries like Germany where we have consolidated 80% of our purchasing volume with 11 suppliers and decreased the number of products from 40,000 to 7,000.

We are also seeing significant benefits in compliance, cost control and forecasting through more effective menu planning. In Brazil, for example, our units have online access to a centralised menu planning database and have reduced average meal costs by up to 10%.

Reducing in-unit production costs

Another focus area under MAP 3 is reducing the cost of in-unit meal production. A key component of this is reducing food waste, targeting wastage in the production process itself, overproduction or incorrectly ordered or out-of-date stock. Programmes such as 'Trim Trax', which has been trialled in the US Business & Industry and Education sectors, are providing simple, high impact tools to raise awareness of the issue of wastage with our in-unit teams and embed the disciplines necessary to reduce it.

Improving efficiency and costs in our units is a real opportunity that we are starting to address.





Business Efficiency
right people right place right time

Improving efficiency
Good progress is being made to further reduce costs in the UK business. Unit labour scheduling is now receiving intensive focus, following the creation of a dedicated business efficiency team. This team is directly supporting our operations in embedding processes and disciplines to more effectively manage labour scheduling, temporary labour, the management of payroll, sickness and holiday in our units and the better usage of reporting tools. Integral to this is the roll-out of a communication and training programme for all our Unit Managers focusing attention on getting the right people in the right place at the right time in order to maximise sales and improve customer service and productivity.



Effective labour cost management
Based on the work done in Australia we have developed tools which are now being used as a global template to more effectively measure and cost labour turnover and the use of agency staff at a country and operating unit level, identifying previous hidden labour costs. In Australia we have seen a 1.6% reduction in direct labour costs as a result of accurate KPI measurement and the implementation of tailored retention strategies, improved absence management and reduction in agency spend.

MAP 4 – Unit costs

MAP 4 focuses on driving cost efficiencies from our £5.5 billion of unit labour and other in-unit, non-food costs.

Improving labour productivity
Our objective is always to deliver the right level of service in the most efficient way possible, by ensuring that we have the right number of trained people, performing the right activities in the right place at the right time, and have the flexibility to absorb increases in volume.

With the focus on labour productivity through MAP we have been deploying tools and processes across our business to improve our labour optimisation. These are scalable to suit the differing sizes of our operations and range from simple unit-based labour scheduling tools that track and forecast labour hours against sales, through to intensive on-site reviews by productivity specialists in our major sites. These programmes, such as 'Performance Plus' in our US Healthcare business, involve detailed time and motion studies to analyse labour scheduling and efficiency in all areas of the operation, from food production to mapping front of house service needs against consumer footfall. This gives a clear picture of the optimal labour hour requirements on a unit level, allowing us to adjust rostering and employee hours accordingly.

With the work that we have been doing in this area we continue to deepen our understanding of the key drivers of productivity and how to measure, report and manage it more effectively.

Effectively managing labour and ancillary costs
Through MAP we are also exercising better control over other labour costs such as absenteeism, overtime and third party agency spend.

We have put in place processes and disciplines to improve our management of salary and benefit costs and control labour cost inflation. These include local sector benchmarking, a robust process for managing national or sector wage agreements and reviewing benefits to ensure that those we provide are competitive with local market practices, are valued by our people and that, where we use external providers for benefits such as health insurance, we are leveraging our scale effectively.

Along with food costs, we are now including labour costs as part of our pricing indexation models, which drive our pricing strategy, product tariffs and which we use in our contract pricing review process.

Reducing unit overheads
Unit overheads are all the remaining non-food and non-labour costs associated with managing our units such as uniforms, linen, crockery, laundry/cleaning, utilities and occupancy costs where we have them. Through good local initiatives and more thorough analysis and measurement we have made solid progress in the last year, resulting in a reduction in unit overheads as a percentage of revenue, which we aim to continue.


We are improving overhead efficiency by simplifying the way we run the business and tighter control of discretionary spend.





HR shared services
To reduce overlap and duplication in its HR support functions our US business has created a central Human Resources Service Centre, as a single point of contact on HR related issues for over 85,000 employees. This has reduced HR overhead costs by 5% and led to speedier and more effective issue resolution, reduced management intervention and improved employee satisfaction.

MAP 5 – Above unit overheads

As a Group we have £800 million of above unit costs associated with managing the business. MAP 5 focuses on how we create a simpler organisational model with fewer layers of management and less bureaucracy.

Simplifying management structures

We have made significant inroads in reducing duplicate layers of management and putting in place simpler, affordable structures that give greater transparency through the business and improve the speed of decision making.

To achieve this we have dismantled the previous divisional structure creating a clear line of sight between the businesses and the Group. This is supported by our new Group financial and non-financial reporting framework which, combined with regular business reviews of country MAP plans, gives us greater visibility and understanding of the underlying performance of each business and makes us better placed to respond to opportunities and risks.

The management teams in our countries are empowered to run and develop their businesses within a 'light', non-bureaucratic Group framework. This relies on a culture of openness, honesty and transparency, supported by good communication and the disciplines and good governance expected of a major international group.

We have taken a similar approach within the countries themselves, focusing first on businesses like France, Japan and the Netherlands, and reorganised how we manage the business to create much leaner, more effective structures.

In developing countries or those where we don't have density we have developed successful zone management structures, with a single management team overseeing a cluster of countries within a specific region, for example, Central and Eastern Europe, our Central Asia, Middle East and Africa (CAMEA) remote site businesses and the Nordic region.

Consolidated back office functions

As part of reducing overlap and duplication we have consolidated common back office functions, retaining separate functions only where they are genuinely sector specific. The UK and the USA are good examples of where we have created a more streamlined, shared services model for HR, reducing cost and improving service to our front-line teams.

The Group achieved 5% organic revenue growth in 2007 with excellent performances in the North America and the Rest of the World regions, a stronger performance in Continental Europe and continuing difficult trading in the UK. The MAP programme and resulting actions have led to improvements in financial performance, in particular, strong free cash flow generation, and good progress has been made in the year towards the achievement of the Group's 2006 – 2008 targets to increase ROCE by 100 basis points and to deliver £800 – £850 million of free cash flow over the period.

Group trading review

The Group's financial summary for the year ended 30 September 2007 is set out below.

Financial summary For the year ended 30 September	2007	2006	Increase
Continuing operations			
Revenue			
– constant currency[1]	£10,268m	£9,768m	5.1%
– reported	£10,268m	£10,267m	–
Operating profit[2]			
– constant currency[1]	£529m	£428m	23.6%
– reported	£529m	£457m	15.8%
Operating margin[6]	5.1%	4.4%	70bps
Profit before tax			
– underlying[4]	£442m	£312m	41.7%
– reported	£436m	£323m	35.0%
Free cash flow	£357m	£212m	68.4%
Basic earnings per share			
– underlying[4]	15.2p	9.4p	61.7%
– reported[5]	15.0p	9.7p	54.6%
Total Group including discontinued operations			
Basic earnings per share	25.6p	13.3p	92.5%
Total dividend per ordinary share	10.8p	10.1p	6.9%

1. Constant currency restates the prior year results to 2007 average exchange rates.
2. Includes share of profit of associates.
3. Excludes share of profit of associates.
4. Underlying profit before tax excludes revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness) of £(6) million (2006: £11 million). Underlying basic earnings per share excludes these items net of tax.
5. Reported basic earnings per share before exceptional items.
6. Operating margin is based on revenue and operating profit excluding share of profit of associates.

Revenue

Overall, organic revenue growth was 5%, comprising new business of 8%, retention of around 94%, about one percentage point lower than in previous years due to the work we have been doing to address loss-making contracts, and like for like growth of just under 3%. The significant strengthening of Sterling, in particular against the US Dollar, impacted revenues by 5%, resulting in reported revenues remaining flat. Organic growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior year at current year exchange rates), and compares the results against 2006.

The table above right summarises the performance of the Group's continuing operations by geographic segment.

Segmental performance For the year ended 30 September	2007	2006	Reported change %	Constant currency change %	Organic change %
Continuing operations					
Revenue (£m)					
North America	4,162	4,290	(3)	6	6
Continental Europe	2,553	2,484	3	4	4
United Kingdom	1,931	1,882	3	3	2
Rest of the World	1,622	1,611	1	8	9
Total	10,268	10,267	–	5	5
Operating profit[1] (£m)					
North America	261	245			
Continental Europe	151	122			
United Kingdom	107	107			
Rest of the World	64	47			
Unallocated overheads	(58)	(66)			
Associates	4	2			
Total	529	457			
Operating margin[2] (%)					
North America	6.3	5.7			
Continental Europe	5.9	4.9			
United Kingdom	5.5	5.7			
Rest of the World	3.9	2.9			
Total	5.1	4.4			

1. Operating profit includes share of profit of associates UK £3 million (2006: £1 million) and North America £1 million (2006: £1 million).
2. Operating margin is based on revenue and operating profit excluding share of profit of associates.

Andrew Martin
Group Finance Director



North America

40.5% Group revenue (2006: 41.8%)
North America continues to make excellent progress across a broad and well balanced portfolio. We have seen good organic revenue growth, with a much better balance between new contracts and like for like growth. The Business & Industry sector has been driven through innovation, delivering 4% like for like revenue growth. We have had considerable success in creating a multi-service business in the Healthcare sector through cross-selling between Morrison, our foodservice business, and Crothall, our support services business. To support this we completed an infill acquisition, on 1 October 2007, of a company with £37 million of revenues called Propoco Inc ('Professional Services') whose services and business model align very closely to Crothall. Healthy eating programmes and the strength of the Chartwells brand contributed to 9% organic revenue growth in the Education sector. Combined with good progress in Levy, our Sports & Leisure business, and in the Canadian business, North America delivered 6% organic revenue growth overall. The pipeline into 2008 looks healthy.

Operating profit increased by £39 million, or 18%, on a constant currency basis to £261 million (2006: £222 million on a constant currency basis), and we have seen a step change in the margin of 60 basis points to 6.3%. Around half of the margin growth has come from a significant one-off reduction in overheads. The remainder of the improvement is the result of better like for like growth and ongoing operating efficiencies across the businesses, both in in-unit and above unit overheads. We have seen an improvement in margin of 40 basis points, from 6.1% in the first half to 6.5% in the second half.

Continental Europe

24.9% Group revenue (2006: 24.2%)
Organic revenue growth in Continental Europe has doubled to 4%, with good growth opportunities for the future. In Spain, good like for like growth, driven by new offerings and an increase in consumer numbers, together with strong new business in the Healthcare and Education sectors resulted in organic revenue growth of 13%. The continued high activity in the oil and gas industry in the Nordic region has contributed to 14% organic revenue growth, while the focus on healthy eating continues to drive increasing volumes through much of the region. We are becoming more established in the Eastern European market with our businesses there growing well.

On a constant currency basis, growth of £31 million, or 26%, in operating profit from continuing operations to £151 million (2006: £120 million on a constant currency basis) represents a margin improvement of 100 basis points. Just over half of this improvement is attributable to the completion of the turnaround of previously underperforming countries such as France and the Netherlands. The remaining margin growth has come from improved like for like revenue growth, which is at a high drop through to margin, and focus on cost control across all countries. It is important to remember that the seasonality of this business, with the reduction in headcounts in the Business & Industry sector over the summer period and the closure of schools, means that we record stronger profits and margin in the first half, 6.5%, compared to the second half, 5.3%. The underlying trends in the first and second half margin in 2007 are similar to 2006.

UK

18.8% Group revenue (2006: 18.3%)
The UK business has delivered a solid result with, as expected, operating profits in line with last year.

Fundamentally we have a very strong business in the UK. We have continued to work hard to fix the basics and build a solid foundation for the future. Good progress has been made by the new senior management team: the work to improve or exit loss-making contracts is now largely complete; we have continued to reorganise across the business to drive further efficiencies; and Education, after a difficult period, is now stabilised.

Although the organisation of the business is much improved there is still more work to do. As such, we expect the performance of the business to be broadly similar in 2008.

Rest of the World

15.8% Group revenue (2006: 15.7%)
In the Rest of the World our two largest businesses, Australia and Japan, together account for 52% of revenue. Australia has continued to deliver strong organic revenue growth driven by the continued buoyancy of the extraction industries. In addition to this, with the help of the MAP programme, Australia has made good progress in developing its margin.

In Japan, the focus has been on driving efficiency. By restructuring the business and increasing the focus on cost efficiency we have seen good improvement in the margin. There is still more to do and we need to work harder to drive revenue growth, but we are very encouraged by the progress in the business over the last year.

Good progress has been made in Latin America and the UAE with a healthy mix of revenue and profit growth.

Overall, the Rest of the World has had another very strong year, delivering £64 million operating profit from continuing operations (2006: £43 million on a constant currency basis), an increase of £21 million, or 49%, on a constant currency basis. This represents margin growth of 100 basis points, approximately half of which has come from the step change in lower margin countries such as Japan and the mobilisation of strong new business, particularly in Australia and Latin America. In August, the Group sold a significant part of its remaining high street retail restaurants business in Japan for £26 million. The business recorded annual operating profits of around £4 million in the year.

There remains significant opportunity to further develop our businesses in the Rest of the World both in size and operating performance.

Unallocated overheads

Unallocated overheads for the year were £58 million (2006: £66 million). The decrease is largely due to the absence of non-recurring restructuring costs last year and overhead efficiencies, partly offset by the strengthening of central functions.

Operating profit

Operating profit from continuing operations, including associates, was £529 million (2006: £457 million), an increase of 16% on a reported basis. The operating profit increased by £101 million on a constant currency basis, up 24%. This represents a 70 basis point improvement in margin.

Finance cost

Underlying net finance cost, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), was £87 million (2006: £145 million). With the full year benefit of the Selecta disposal proceeds going forward, we expect the 2008 underlying finance charge to be around £70 million.

Profit before tax

Profit before tax from continuing operations was £436 million (2006: £323 million).

On an underlying basis, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), profit before tax from continuing operations increased by 42% to £442 million (2006: £312 million).

Income tax expense

On an underlying basis, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), the tax charge from continuing operations and before exceptional items was £126 million (2006: £101 million), an effective tax rate of 29% (2006: 32%). Against the background of reducing corporate tax rates in a number of territories, we now expect the Group's effective tax rate to average out at around the 29% level for the short-term.

Discontinued operations

On 2 July 2007, the Group completed the sale of its European vending business, Selecta, for a consideration of £772 million on a debt and cash free basis. The Group has also completed the sale and closure of a number of other small businesses during the year as part of its exit from the travel concessions business. The 2006 revenue and operating profits of all of these businesses closed in the year were £548 million and £51 million respectively. The results of these businesses are treated as discontinued operations and are therefore excluded from the results of continuing operations in 2007. The 2006 results have been restated on a consistent basis.

The profit after tax from discontinued operations was £212 million (2006: £33 million).

Basic earnings per share

Basic earnings per share were 25.6 pence (2006: 13.3 pence). Excluding the results of discontinued operations and exceptional items, basic earnings per share on an underlying basis, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), were 15.2 pence (2006: 9.4 pence).

	Attributable Profit		Basic earnings per share		
	2007 £m	2006 £m	2007 Pence	2006 Pence	Change %
Reported	515	285	25.6	13.3	92.5
Discontinued operations and exceptional items	(212)	(77)	(10.6)	(3.6)	
Hedge accounting ineffectiveness (net of tax)	4	(7)	0.2	(0.3)	
Underlying	307	201	15.2	9.4	61.7

Dividends

A final dividend of 7.2 pence per share will be proposed (to be paid on 3 March 2008 to shareholders on the register on 1 February 2008) and will result in a total dividend for the year of 10.8 pence per share (2006: 10.1 pence per share), a year on year increase of 7%. Dividend cover for 2007 was 2.5 times reported earnings. On an underlying basis the dividend was covered 1.5 times on an earnings basis and 1.7 times on a free cash basis.

Free cash flow

Free cash flow from the continuing business totalled £357 million (2006: £212 million). The major factors contributing to the increase were: £70 million increase in operating profit before associates, £56 million improvement in working capital and £47 million lower net interest payments, offset in part by £24 million higher net tax payments.

Gross capital expenditure of £192 million (2006: £198 million), including amounts purchased by finance lease of £15 million (2006: £15 million), represents 1.9% of revenue (2006: 1.9% of revenue). We continue to expect the level of gross capital expenditure to remain at around 2% of revenue going forward. Proceeds from the sale of assets were £22 million and we would expect this to be around £12 million lower in 2008.

We have seen a step change in the management of working capital. There has been a focus in all areas of working capital and we have achieved an overall £38 million working capital inflow in the year. We believe there are further improvements possible and expect to achieve an average sustainable working capital inflow of £20 to £30 million a year for the foreseeable future, but with better improvement in the next couple of years.

The cash tax rate for the year was 26% (2006: 30%), based on underlying profit before tax for the continuing operations, and we continue to expect the cash tax rate to average out at the mid to high 20s level over the short-term.

The net interest outflow of £127 million (2006: £174 million) continues to reflect the impact of the 2004 swap monetisation, which will be substantially unwound by the end of 2009.

Acquisition payments

The acquisition of the remaining 5% interest in Onama, our Italian business, was completed in December 2006 for £7 million. A further £17 million was spent on deferred consideration relating to prior year acquisitions and £7 million on new acquisitions.

Disposal proceeds

The sale of the European vending business, Selecta, was completed in July 2007 for gross consideration of £772 million, £725 million net of transaction costs and completion accounting adjustments. A further £37 million of deferred consideration relating to prior year disposals was received in the year and £56 million was received from the disposal of other operations in the year.

Return on capital employed

Return on capital employed (ROCE) was 12.5% (2006: 11.3%) based on the continuing business before exceptional items, excluding the Group's minority partner's share of total operating profit, net of tax at 30% and using an average capital employed for the year of £2,914 million (2006: £2,751 million) calculated from the IFRS balance sheet.

Under UK GAAP, included within average capital employed was goodwill previously written off to reserves, now extinguished under IFRS, and goodwill amortised prior to 30 September 2004, the date at which the net book value of goodwill was frozen under IFRS. Including these adjustments, average capital employed for the year (for the continuing businesses) would have been £5,899 million (2006: £5,736 million) and return on capital employed for the continuing business would have been 6.5% (2006: 5.8%).

Financial targets

The Group's three year targets for the continuing business for 2006 to 2008 remain unchanged at:

- 100 basis points improvement in ROCE; and
- free cash flow from continuing operations of £800 million to £850 million.

Pensions

The Group has continued to review and monitor its pension obligations throughout the year working closely with the Trustees and members of schemes around the Group to ensure proper prudent assumptions are used and adequate provision is made.

Particularly good progress has been made in respect of the Group's UK defined benefit pension schemes where a further £45 million special contribution was paid in during the year following completion of the sale of the Selecta vending operation. This follows special contributions in 2006 totalling £280 million to the UK defined benefit pension schemes following the sale of the SSP travel concessions business and the Strand Palace Hotel.

In the UK defined benefit pension schemes we have again increased our longevity assumptions so that, for example, a female non-pensioner is now assumed to survive 24.7 years following retirement (2006: 23.7 years). The Group's total pension deficit was reduced significantly in the year, despite the adoption of the more prudent assumptions, to £162 million (2006: £282 million). The deficit would have reduced to only £70 million if the surplus on certain schemes had been fully recognised. IFRIC 14 only permits the recognition of a pension fund surplus where a company can clearly demonstrate that it can access the surplus through, for example, reduced future contributions. The Group has taken the prudent view that it will not be able to access these surpluses, totalling £92 million, in the foreseeable future.

The total pensions charge for defined contribution schemes in the year was £36 million (2006: £33 million) and £22 million (2006: £35 million) for defined benefit schemes. Of the defined benefit scheme costs, £2 million (2006: £11 million) was charged to net finance cost.

Gearing

The ratio of net debt to market capitalisation of £5,820 million as at 30 September 2007 was 13% (2006: 19%).

Financial instruments

The Group continues to manage its interest rate and foreign currency exposure in accordance with the policies set out below.

The Group's financial instruments comprise cash, borrowings, receivables and payables that are used to finance the Group's operations. The Group also uses derivatives, principally interest rate and cross currency swaps and forward currency contracts, to manage interest rate and currency risks arising from the Group's operations. The Group does not trade in financial instruments. The Group's treasury policies are designed to mitigate the impact of fluctuations in interest rates and exchange rates and to manage the Group's financial risks. The Board approves any changes to the policies.

Principal risks and uncertainties

The Board has a proactive approach to risk management with the aim of protecting its employees and customers and safeguarding the interests of the Company and its shareholders.

Compass Group has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the business. A risk assessment exercise is carried out across the Group each year and the outcome is reviewed by the Board bi-annually.

Outlined below is a summary of what the Board considers to be the key risks and uncertainties to successful delivery of its corporate objectives and the activities the Group undertakes to mitigate against these key risks and uncertainties:

Description	Mitigating activities
Food safety	The Group has in place policies, processes and training procedures to ensure compliance with its legal obligations in relation to food hygiene and safety.
Client retention	Our business model is structured so that we are not reliant on one particular sector, geography or client.
People retention and motivation	Training and development programmes, succession planning and performance management are designed to align rewards with our corporate objectives and to retain and motivate our best people.
Health, safety and environment	Our Health, Safety and Environment Forum promotes policy, sets standards and monitors best practice and reports to the Corporate Social Responsibility Committee.
Purchasing	To reduce risk we are focusing on traceability, clear specification of our requirements to nominated suppliers and the improvement of purchasing compliance by Unit Managers.
Litigation	Though we do not operate in a litigious industry we have in place policies and processes in our major countries to mitigate against third-party litigation.
Reputation	The Group's zero tolerance based Code of Ethics governs all aspects of our relationship with our stakeholders. The Corporate Social Responsibility Committee investigates any alleged breaches.

Liquidity risk

The Group finances its borrowings from a number of sources including banks, the public markets and the US private placement markets.

The maturity profile of the Group's principal borrowings at 30 September 2007 shows the average period to maturity is 4.1 years. The Group's undrawn committed bank facilities at 30 September 2007 were £630 million.

Maturity profile of principal borrowings


£m
600
500
400
300
200
100
0
2008
2009
2010
2011
2012
2013
2014
2015
£ Bonds
€ Bonds
US$ Private Placement
Bank

Foreign currency risk

The Group's policy is to match as far as possible its principal projected cash flows by currency to actual or effective borrowings in the same currency. As currency earnings are generated, they are used to service and repay debt in the same currency. To implement this policy, forward currency contracts or cross currency swaps are taken out which, when applied to the actual currency liabilities, convert these to the required currency. A reconciliation of the 30 September 2007 actual currency liabilities to the effective currency borrowed is set out below.

Currency	Gross borrowings £m	Forwards and cross currency swaps £m	Effective currency of borrowings £m
Sterling	837	(318)	519
US Dollar	476	247	723
Euro	258	(98)	160
Japanese Yen	16	59	75
Other currencies	21	105	126
Total	1,608	(5)	1,603

Analysed as:

Liability	Current liabilities £m	Non-current liabilities £m	Total £m
Finance leases	14	36	50
Bank overdrafts	118	–	118
Bank loans	19	17	36
Loan notes	–	380	380
Bonds	–	1,019	1,019
Total	151	1,452	1,603

The borrowings in each currency give rise to foreign exchange differences on translation into Sterling. Where the borrowings are either less than, or equate to, the net investment in overseas operations, these exchange rate movements are treated as movements on reserves and recorded in the statement of recognised income and expense rather than in the income statement.

Non-Sterling earnings streams are translated at the average rate of exchange for the year. This results in differences in the Sterling value of currency earnings from year to year. The table below sets out the exchange rates used for major currencies for translating the 2007 and 2006 income statements and balance sheets.

	Average rate		Closing rate	
Currency	2007	2006	2007	2006
Australian Dollar	2.44	2.41	2.30	2.53
Brazilian Real	4.02	3.97	3.75	4.22
Canadian Dollar	2.19	2.06	2.02	2.13
Euro	1.48	1.46	1.43	1.48
Japanese Yen	234.05	209.07	234.33	220.54
Norwegian Krone	11.98	11.66	11.05	12.47
South African Rand	14.18	11.95	14.05	14.52
Swedish Krona	13.63	13.67	13.18	13.80
Swiss Franc	2.40	2.29	2.38	2.34
US Dollar	1.97	1.80	2.04	1.87

Interest rate risk

As detailed above, the Group has effective borrowings in a number of currencies and its policy is to ensure that, in the short-term, it is not materially exposed to fluctuations in interest rates in its principal currencies. The Group implements this policy either by borrowing fixed rate debt or by using interest rate swaps so that at least 80% of its projected net debt is fixed for one year, reducing to 60% fixed for the second year and 40% fixed for the third year.

Shareholder return

The market price of the Group's ordinary shares at the close of the financial year was 302 pence per share (2006: 268 pence).

Going concern

After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Conclusion

The successful disposal of the European vending business, Selecta, and the exit from other remaining non-core assets has resulted in a focused Group with a strong financial position. In the coming year the focus will continue to be on embedding MAP deeper into the organisation and on improving business performance.

Andrew Martin
Group Finance Director
28 November 2007

Board of directors

01 Sir Roy Gardner[1]
Chairman Age 62
Appointed Chairman in July 2006 having been appointed to the Board as senior independent non-executive director in October 2005. He is a senior advisor to Credit Suisse, a non-executive director of Willis Group Holdings Limited, President of the Energy Institute, Chairman of the Advisory Board of the Energy Futures Lab of Imperial College London, a member of the International Advisory Board of the IESE Business School at the University of Navarra, President of Carers UK, Chairman of the British Olympics Appeal Committee for the Beijing Games and Chairman of the Apprenticeship Ambassadors Network. He is a former Chief Executive of Centrica plc, Chairman of Manchester United plc, Finance Director of British Gas plc, Managing Director of GEC-Marconi Ltd and a Director of GEC plc and a former non-executive director of Laporte plc. Sir Roy received his Knighthood in 2002 for services to the gas and electricity industries.

02 Richard Cousins[2,8]
Group Chief Executive Age 48
Appointed to the Board in May 2006 and appointed Group Chief Executive in June 2006. He is a non-executive director of HBOS plc. Richard was until December 2005 Chief Executive Officer of BPB plc, having held a number of positions with that company since joining it in 1990 and is a former non-executive director of P&O. His earlier career was with Cadbury Schweppes plc and BTR plc.

03 Andrew Martin[2,8]
Group Finance Director Age 47
Appointed to the Board in March 2004. He was previously a partner with Arthur Andersen and held senior financial positions with Forte Plc and Granada Group PLC. Following the disposal of the Hotels Division in 2001, Andrew joined First Choice Holidays PLC as Finance Director. He is an Associate of the Institute of Chartered Accountants in England and Wales and an Associate of the Chartered Institute of Taxation.

04 Gary Green[8]
Group Managing Director – USA, Canada and Mexico Age 50
Appointed to the Board in January 2007. Joined the Group in 1986 in a senior finance role in the UK and became a UK director in 1992. Gary relocated to the USA in 1994 as Chief Finance Officer of the Group's North American business and in 1999 became Chief Executive Officer. He is a chartered accountant and in 2001 received an honorary doctorate from Johnson & Wales University in the USA.

05 Sir James Crosby[3,5]
Senior independent non-executive director Age 51
Appointed to the Board in February 2007. He is a non-executive director of ITV plc and is Deputy Chairman of the Financial Services Authority and is a former Chief Executive of HBOS plc. He is a Fellow of the Faculty of Actuaries.

06 Sven Kado[4,6]
Non-executive director Age 63
Appointed to the Board in April 2002. He is Chairman of Marsh & McLennan Holdings GmbH and was previously Chief Financial Officer of Nixdorf Computer AG, Chief Financial Officer of Dyckerhoff AG and senior advisor of Principal Finance Group/Nomura International.

07 Steve Lucas[2,6,7]
Non-executive director Age 53
Appointed to the Board in July 2004. He is Finance Director of National Grid plc having been previously Executive Director, Finance of Lattice Group plc. He is a chartered accountant and has held a number of senior finance positions with Shell International Petroleum Company and British Gas. More recently he was Treasurer at BG Group.

08 Susan Murray
Non-executive director Age 50
Appointed to the Board in October 2007. She is non-executive Chairman of Farrow & Ball and a non-executive director of Enterprise Inns Plc, SSL International PLC, Wm Morrison Supermarkets PLC and Imperial Tobacco PLC. She is a former non-executive director of Aberdeen Asset Management PLC, a former Chief Executive of Littlewoods Stores Limited and former Worldwide President and Chief Executive of The Pierre Smirnoff Company, part of Diageo plc. Susan is a Fellow of the Royal Society of Arts and a council member of the Advertising Standards Authority.

09 Tim Parker[4,6]
Non-executive director Age 52
Appointed to the Board in February 2007. He is a former Chief Executive of the AA and a former non-executive director of Alliance Boots Plc.

10 Sir Ian Robinson[3,4]
Non-executive director Age 65
Appointed to the Board in December 2006. He is Chairman of Ladbrokes plc (formerly Hilton Group plc), a non-executive director of Scottish & Newcastle plc and Siemens Holdings plc. He is a former Chairman of Amey plc, Chief Executive of Scottish Power plc and non-executive director of ASDA plc and RMC plc. He is a Fellow of the Royal Academy of Engineers, a Fellow of the Institution of Chemical Engineers and a member of the Takeover Panel. Sir Ian received his Knighthood in 2000 for services to the electricity industry.

11 Mark White[2,8,9]
General Counsel and Company Secretary Age 47
A solicitor who joined Compass Group on 1 June 2007. He is secretary to the Audit, Disclosure, General Business, Nomination and Remuneration Committees. Mark was previously Group Company Secretary and Counsel of Wolseley plc and Company Secretary of Enterprise Oil plc and Rotork plc.

1. Chairman of the Nomination and Corporate Responsibility Committees
2. Member of the Corporate Responsibility Committee
3. Member of the Nomination Committee
4. Member of the Audit Committee
5. Chairman of the Remuneration Committee
6. Member of the Remuneration Committee
7. Chairman of the Audit Committee
8. Member of the Executive Committee
9. Trustee of the Compass Pension Scheme



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Over the past year, we have further reviewed and continued to build on our Corporate Social Responsibility ('CSR') strategy against the increasingly complex environment in which we operate. As a result, we have renewed and strengthened our determination that Compass should continue to improve its CSR journey.

We regard CSR as a sustainable approach to business that seeks benefits for all our stakeholders, be they customers, employees, communities, the environment or the Company and its shareholders. We support sound CSR policies and practices for good business reasons. Our commitment to CSR is not simply a response to increased market attention to this area, but acts as a reinforcement of the way that our business operates on a daily basis. The Board believes that the progressive integration of CSR across the Group and the inclusion of broader social and environmental issues into our decision making will help us achieve our business goals and act as an essential building block for growth in shareholder value.

Corporate culture

Our values

Our vision is detailed on the inside front cover of the Annual Report. Our strong set of values is key to achieving this; defining what, collectively, we believe in and the basis of everything we do:

Openness, trust and integrity
We have a commitment to open dialogue and transparency with all of our stakeholders.

We set the highest ethical and professional standards at all times. We want all our relationships to be based on honesty, respect and fairness.

Passion for quality
We are passionate about delivering superior food and service to our customers and take pride in achieving this. We look to replicate success, learn from mistakes and develop ideas, innovation and practices that will help us improve and be leaders in our marketplace.

Win through teamwork
We encourage individual ownership but work as a team. We value the expertise, individuality and contribution of all our employees, working in support of each other and sharing good practice, in pursuit of shared goals.

Can-do
We take a positive and commercially aware 'can-do' approach to the day-to-day opportunities and challenges we face.

Responsibility
We take responsibility for our actions, individually and as a Group. Everyday, everywhere we look to make a positive contribution to the health and wellbeing of our customers, the communities we work in and the world we live in.

Code of Ethics

The Compass Code of Ethics sets out our social, ethical and environmental commitment towards each of our stakeholders and the communities in which we operate. The Code underpins our CSR programme and supports our business integrity. During 2007, we launched a specific ethical business training programme for our European buying team which supports an ethical approach to business practice, the protection of human rights and clearly sets out the behaviour we expect from buyers when dealing with our supply partners across Europe.

Speak Up
Our 'whistle-blowing' programme is now available to 99% of our employees globally.


Speak Up
شارك مخاوفك بثقة وسرية
Speak Up
Speak Up
SHARE YOUR CONCERNS IN CONFIDENCE
To raise your concerns about activities or behaviour at work that you feel may be improper, unsafe, unethical or even illegal, talk to your manager or use Speak Up.
TELEPHONE FREE 24 HOURS A DAY ON:

This successful programme will be further extended to include our buying colleagues in North America early in 2008.

We operate a 'Speak Up' programme so that our employees can raise, on a confidential basis, any concerns about how we conduct our business. Our 'whistle-blowing' programme is available to 99% of our employees and we will complete the roll-out to the balance of our employees in the remaining countries during the course of 2008. Ongoing work continues to be undertaken throughout the business to raise employee awareness and regular reports are also provided to the Audit Committee of the Board.

Corporate Responsibility Committee

We have established a Corporate Responsibility Committee of the Board, to provide direction and guidance on all aspects of business practice and responsibility ensuring consistent application everywhere we operate. The committee's primary responsibilities include: overseeing health, safety and environmental practices, business conduct, the positive promotion of employee engagement as well as diversity and community investment. The committee comprises Sir Roy Gardner (Chairman), Richard Cousins, Andrew Martin, Steve Lucas, Jane Kingston (Group Human Resources Director), and Mark White.

A commitment to develop performance indicators

We want to track our progress along our CSR journey and to update our stakeholders on the progress we are making. We are developing and refining a common set of key performance indicators ('KPIs') and targets to measure our CSR success. These will provide us with a means to monitor and manage performance at a Group level, complementing existing measures at a business level. For example, we are working to assess our environmental performance using the model recommended by the UK Government Agency DEFRA, and are selecting future KPIs that are relevant to our sector. We have identified greenhouse gases, particularly CO_2 emissions and waste, as our key environmental impacts. From October 2007, we implemented a web-based tracking tool across our 'Top Ten' countries (representing more than 80% of total Group revenue), to collect the necessary environmental performance data that we require, the results of which will form the basis of our reporting for our 2007/08 CSR review.

Top Ten countries
The Top Ten countries representing more than 80% of total Group revenue.

	Business & Industry	Fine Dining	Healthcare & Seniors	Education	Sports & Leisure	Defence, Offshore	Vending
USA	○	○	○	○	○		○
UK	○	○	○	○	○	○	
France	○	○	○	○	○		
Japan	○	○	○	○	○		
Canada	○	○	○	○	○	○	○
Germany	○	○	○		○		
Italy	○		○	○	○	○	
Spain	○	○	○	○	○		
Netherlands	○		○		○		
Switzerland	○			○	○		

Our people

We employ over 360,000 people in around 64 countries. Our success is dependent on the contribution of our employees. They remain our most important asset and represent the face that Compass presents to the world. A key objective is to ensure that we provide a workplace environment that encourages and supports our employees in achieving their best personal performance. An engaged and motivated workforce will enable our people to achieve their performance goals.

Over the last five years, we have conducted a number of employee surveys across the business. In line with our new HR and business strategies, we recently evolved the way we conduct these surveys to help us better understand how we can maximise employee commitment, retention and discretionary effort, in other words 'engagement'.

In April 2007, over 150,000 people from 20 of our largest businesses (representing over 90% of total Group revenue) had the opportunity to participate in our new 'Your Voice' People Survey. This year we extended our use of web surveys while also giving many of our employees the opportunity to share their views using the telephone.

Overall, the results from our 2007 survey are very encouraging and our response rate of 61% was slightly ahead of that seen in our 2005 survey. Employees have a clear line of sight with our new mission and understand how they contribute to success. Managers feel the Group is making the right changes to be successful, has a clear sense of direction and is successfully focusing on both long-term strategies and short-term results.

Employee survey
In 2007, over 150,000 employees had the opportunity to participate in our global employee survey.


your voice

Our positive 'can-do' attitude means people are motivated to go the extra mile and the results show that our new Guiding Principles are fast becoming part of everyday life at Compass.

Our Guiding Principles
- Health, Safety and Environment First
- Delivering for Clients and Consumers
- Developing our People and Valuing Diversity
- Profitable Growth
- Constant Focus on Performance and Efficiency

In addition, three-quarters of employees who responded agree that we are focused on delivering excellent service.

We are able to compare some of our 2007 results with those achieved in our 2005 survey. Very positively, we see solid improvement in ratings for health and safety, embracing diversity and people being treated fairly regardless of their gender, age, race, background or beliefs. Moreover, internal perceptions of the Group being a good corporate citizen also show improvement.

Health and safety is at the heart of everything we do. The survey results support this as people continue to agree that we place a high priority in this area and around 8 in 10 people feel they are equipped to do their job safely and well.

At the unit/site level, people are delivering improved service and performance by working together. Our Unit Managers are a real strength and highly regarded by their teams. They are respectful towards colleagues and make clear what's expected in the workplace. Our employees believe managers are good communicators – keeping people informed of changes that may affect them, while also providing constructive performance feedback.

We have also been able to compare our results with those of other multinational, multi-site service-oriented businesses. It is pleasing to note that in certain areas we rank above other major employers. How our managers give helpful feedback and how the Company values ideas and opinions are just two examples.

While the survey gives us the ability to target our efforts and resources in those areas that have the greatest influence on engagement, one of the real successes has been making the results accessible to all employees, especially those in our units/sites. People believe in the survey, and globally more than 6 in 10 expect positive action to be taken on the results.

Our next global People Survey is planned for early 2009 and will include additional countries to those participating in the 2007 survey such that we will aim to reach some 160,000 employees.

Developing our people

We know from the results of our survey that we need to do more to help our people develop their skills and further their careers within the Company. This is something we will continue to focus on in 2008 through our global employment brand, talent management and various learning and development programmes.

Training and development programmes for all employees are important both for our employees to fulfil their potential and to the ability of the business to achieve its goals. The development of leadership skills of senior managers is also a key objective and Compass has enabled an increasing number of participants to attend in-house or external programmes. Since its inception in 2003, our current Compass Group Masters Programme has seen over 60 members of our global senior management graduate and achieve an MSc in Business Leadership. Through the programme each 'student' applies their experience and skills to a business challenge that directly relates to the business priorities in their job role and has measurable impact. The structured programme involves extensive internal and external research, drawing on internal and external best practice and theory, as well as practical issues such as resources, budgeting and project planning.

We continue to devote significant attention and resources to the training of our employees. Over 81,500 days of staff training were provided during the year in our largest businesses representing more than 80% of Group revenue.

Equal opportunities

We regard the promotion of equal opportunities as a long-term commitment. We expect all of our employees to be treated with respect and dignity. Our equal opportunity policy is designed to ensure that both current and potential employees are offered the same opportunity to do a job regardless of sex, race, colour, religion, nationality, ethnic origin, age, sexual orientation, marital status or disability. We value the diversity of our people and strongly believe that a more diverse workforce is a more creative workforce, and one better able to adapt to change. The more our employees reflect the diversity of our clients and customers, the better equipped we will be to service their needs. We believe we have the right policies in place to meet or exceed legal requirements in this area, although we continue to undertake further work to explore the factors that are critical to achieving greater diversity.

Reward

Our remuneration policy seeks to deliver improved performance throughout the business, balancing short-term success with the attainment of our longer-term business goals and shareholder return. We work to attract and retain people of proven ability, experience and skills. Under our pay and reward programme, in the year to 30 September 2007, the Group paid gross employee pay of £4,518 million. Within this figure, social security contributions and payroll taxes together with pensions and other employee costs amounted to £638 million and £76 million respectively.

A safe and healthy workplace

Our number one operational priority remains health, safety and the environment for the 20 million daily consumers who eat and drink with us.

All management and Board meetings throughout the Group feature a Health and Safety update as one of their first agenda items. The Board reviews the Health and Safety and Food Safety policies annually to ensure that they each continue to reflect our aims and aspirations with a continued alignment with legislation. Supporting the Board is our internal Health, Safety and Environment Forum made up of technical specialists from around the Compass globe. It has become the key body responsible for promoting policy, setting standards, measuring compliance and sharing best practice in these areas across the Group.

We believe that each of us at Compass has a moral obligation to safeguard each other, our customers and the environment by operating a safe, injury free and healthy workplace, serving food that is always safe to eat and which minimises our impact on the environment. To ensure best practice, we have developed a set of policies, minimum operating standards and behaviours to be rolled out across our 'Top Ten' as a minimum, by December 2008. These standards are based on the strictest regulatory requirements and industry best practice. Indeed, world-class performance continues to be our aim, seeking over the next five years to set the benchmark for our industry.

We strive to continuously improve our performance and from October 2007 started to measure our performance against a set of clear KPIs and targets to assure our customers and others who work with us that we are operating the safest environment possible. Specifically, we:

- seek to prevent injury to any employee, customer or contractor;
- consider the safety implications of our procurement decisions;
- initiate a full risk assessment programme upon commencement of a new contract;
- ensure that every employee is properly trained to safely perform their work; and
- have in place appropriate consultation arrangements to enable our employees and their representatives to communicate and raise concerns about health and safety management.

We also expect similarly high standards from our suppliers and business partners.

Health and safety have always had a special focus for our offshore and remote site workplaces, where our customers demand the very highest operational standards. A good example of our success is in Denmark, where our ESS support services team on the South Arne platform in the North Sea have completed five years of providing services to our customer with no lost-time incidents.

We received further recognition of our success in this area when our ESS support services team in Kazakhstan were proud to have achieved the significant milestone of reaching 2,000,000 man-hours worked without a 'Day Away From Work Case' at the Tengizchevroil Village. We are responsible for the safe and efficient running of this remote site serving approximately 3,000 meals per day, with difficult working conditions and extreme temperatures.

Our UK business reached a health and safety milestone this year, with the 50,000th Compass employee gaining the Quality Through Hygiene and Quality Through Safety qualifications from the Institution of Occupational Safety & Health ('IOSH'). We have enjoyed a successful partnership with IOSH for several years, with the training body providing food safety and health and safety training via distance learning to our customer-facing employees.

From October 2007, we began to measure and report on the number of days lost across our 'Top Ten', as a result of health and safety incidents. We will include the results of 'lost day injuries' in our 2008 CSR report and our aim will be to expand the reporting of days lost across the Group and to consistently improve and reduce such numbers.

Safety first
Our ESS support services team on the South Arne Platform in the North Sea achieved five years of service to the client with no lost-time incidents.



Diet and nutrition

As a global foodservice company, we recognise that we have an enormous impact on what our 20 million daily consumers choose to eat and drink. Our contribution to their diet and nutrition is our most significant impact. Our primary concern is that the food we serve is prepared to the very highest standards using quality products and ingredients and, at the very minimum, we comply with all relevant legislation and approved codes of practice.

Initially developed in our UK and US businesses, we are progressively implementing during 2008, a healthy eating framework called 'Balanced Choices', which will form the basis in a minimum standard for implementation in our 'Top Ten'. The framework is based on sound science, regulatory requirements and industry best practice. To become a registered 'Balanced Choices' outlet, the staff must undertake a detailed training programme. In the UK, over 600 units are already qualified to operate 'Balanced Choices' and in Belgium, 'Balanced Choices' has recently been officially endorsed by the Belgian Government. In our US business, almost 1,500 units offer 'Balanced Choices' to their customers every day.

We are working closely with our customers (and through them with our consumers) as well as our suppliers, governments and regulators across the globe to respond to public health issues such as those associated with obesity and diet. We aim to provide a wide choice of menu items so that consumers seeking healthier options are well served.

In the UK, our Education businesses (Scolarest in state schools and Chartwells for the independent sector) recognise that teaching children, and increasingly their parents, about food and getting them enthused about healthy eating is key. We promote a whole school approach, supported by information for parents, extra training for our teams and also encourage pupils to eat healthily with a range of initiatives, including cooking workshops in schools. All Scolarest school meals meet the UK Government's food-based standards and 60% of primary schools also meet the more strict nutrient standards which will be introduced in 2008.

Another innovative example of our commitment to improving the wellbeing of children, is the 'BackPack' programme in Atlantic City, USA which helps ensure that some of the neediest children have enough nutritious food to eat over the weekend. Each Friday, our Chartwells team provide backpacks filled with healthy, non-perishable food that are collected by the children in the programme, providing them with sufficient food to last the weekend. The children return the empty backpacks on Monday morning, so that they can be filled again.

Healthy eating
We support schools, parents and pupils to choose a healthy, balanced diet.



Around the world, our consumers are becoming increasingly mindful and knowledgeable about the nutritional aspects of what they choose to eat. We are, therefore, using frameworks like 'Balanced Choices' to enhance nutritional labelling across our food product range, providing customers with the information that they need to make informed choices.

Responsible supply chain

The provenance and origin of the food we purchase is a key consideration for us. We require that food is only purchased from authorised suppliers and is always prepared under conditions that do not expose it to the risk of contamination. We expect our suppliers to comply with the social, ethical and environmental standards specified in our Vendor Assurance Programme. Across our 'Top Ten', our suppliers are assessed according to risk assessment criteria, to ensure that they too adhere to our own exacting approach. We also recognise the benefits of working closely with them, especially in developing markets, to share knowledge and expertise that will help both organisations maintain the standards that our clients and customers have come to expect.

Increasingly, we work with local producers to improve their skills and capabilities to help them develop new markets and support the local community. Our ground-breaking 'Farm to Fork' programme is one such example of working with local producers. This programme, started in 1999 by our Bon Appétit team in the USA, set a new standard for how a foodservice company could support local communities. The Bon Appétit initiative to purchase from within 150 miles of each café has grown at an unprecedented rate with local purchases exceeding US$55 million in 2007.

In 2007, we have seen the amount of Fairtrade coffee that we buy increase to 3.4 million cups per year across Europe, which represents a 10% increase on last year.

Environment

A key driver towards our success is the degree of autonomy which is afforded to local management teams, allowing them to serve local markets in the most appropriate manner. To support their activities, we have developed an environmental policy supported by a minimum operating standard and a set of behaviours that are being introduced into all our operations. The underlying principles relating to the environment cover: the integration of environmental management into our business operations to reduce our known impacts; the commitment to compliance with all relevant environmental legislation and best practice; a commitment to strive for continual improvement; and a commitment to ensure proper communication with, and training for, employees to enable them to meet our standards. We are aiming, over time, for our behavioural policy to set the benchmark for our industry.

We have set clear environmental objectives in the following areas to:

- reduce the water and energy used in our principal office and production units;
- reduce the CO_2 emissions of our vehicle fleets;
- reduce the waste packaging of our supply chain; and
- seek to reduce food miles by increasing the use of seasonally available products sourced from the relevant domestic markets.

In October 2007, we introduced a web-based reporting tool to track and report globally, in a consistent manner, on our CO_2 emissions. We have initially launched the tool with our 'Top Ten' countries and will extend the programme to more countries in 2008.

The tool will help us to measure such areas as:

- petrol and diesel used by company cars and fleet vehicles;
- directly purchased electricity, which generates greenhouse gases (including CO_2 emissions) relating to our main office locations and significant production units across our 'Top Ten' countries; and
- volume of general office waste generated per annum relating to our main office locations and significant production units across our 'Top Ten' countries.

These results will act as the baseline data for 2007/08 and form the platform for our environmental reporting in future years. In our 2008 CSR Report, we will publish our performance and clearly state our improvement targets for 2009.

As in all other areas, Compass requires similarly high standards from its suppliers and contractors. Additionally, in the majority of our locations where we are not directly responsible for the procurement of utilities, equipment, fuel etc., we are working closely with our clients to consider how best to improve the environmental performance of our operations.

During the year, we have made good progress in logistics efficiencies, such as where our French colleagues have worked closely with their nominated logistics partners to consolidate the range of products required by our business to fewer logistics providers. Outlets consequently require fewer deliveries but without negatively impacting on the way in which they operate. During the last three years, the streamlining of logistics providers and the increase in the average weight per delivery has helped to reduce the total number of deliveries into our French business by 350,000 deliveries over the period, thus reducing the CO_2 emissions.

Our UK business is mindful of running a large fleet of vehicles with relatively high mileage and the subsequent effect this may have on the environment. Consequently, those drivers who choose company vehicles with low CO_2 emissions are acknowledged with an incentive payment for every one unit of CO_2 emission below 170 that their chosen vehicle emits. This scheme is being evaluated for potential implementation to our other countries.

At unit level, our UK business has for the last two years organised the collection of used cooking oil from our units for conversion to bio-fuel, with over 80% of used cooking oil currently diverted to this use. Furthermore, our logistics partners in the UK have begun switching their commercial fuel use to bio-diesel.

Leith's café at the British Library was one of the first establishments in London to sign up to the Climate Care programme, which offsets customers' carbon footprints. The 'Last Word' was conceived as an enhancement to the services already provided at the British Library and as a response to the growing trend for ethical and responsible management. Leith's pays to offset all its carbon emissions including the travel costs of the staff and supply of food from depot to unit, and all on-site energy costs. Where possible, energy efficient lighting has been used and all appliances are minimum A rated for energy efficiency.

Within our European supply chain, we are currently trialling the use of re-usable plastic crates for the transport of our fresh produce with the aim of maintaining hygiene but significantly reducing the amount of cardboard packaging which is currently used to transport fresh produce to our units. Already in use in our business in Switzerland and the Netherlands, we are now trialling this initiative in our UK business where, once fully implemented, we can expect to save at least 2.5m kg of packaging waste per annum.

We are developing Group-wide guidelines on the management of recycling and waste separation. Our French colleagues have made good headway already with an initiative launched in 2006 to segregate their waste for recycling purposes. In 2007, over 70% of our French outlets participated in the programme which represents a 5% increase on the 2006 participation rates.

Compass In The Community

We have a strong track record in community engagement and investment. Compass In The Community, now in its 10th year, recognises the best community-based initiatives from across the Compass world. Each year, we hold an award ceremony to recognise, reward and celebrate our global community engagement programmes and the teams that make them happen. Projects promote healthy lifestyles, tackle social exclusion, improve employment chances and promote sustainability and diversity. Whilst it is not possible to list here all the worthy projects with which Compass In The Community has been involved, the following are just a few of the many good news stories.

We value our membership of Business in the Community ('BITC'), an organisation which seeks to inspire, engage, support and challenge companies to continually improve the impact they have on society and the environment.

2007 Compass In The Community
Winners of the 2007 Compass In The Community Awards, recognised for their community investment in health, nutrition and health and safety programmes.


COMPASS
CREATING A BETTER FUTURE
TEN THOUSAND POUNDS ONLY
£ 10,000.00

As a major player in our industry, we recognise our responsibility to bring on and champion culinary talent and expertise. The UK and Ireland business' work with Hoxton Apprentice, a highly successful social enterprise restaurant in London, demonstrates our continued commitment. The venture provides in-work support and mentoring and is operated by Training for Life. Their aim is to provide training and support to individuals from the local community who have been unemployed on a long-term basis and to provide them with a chance to re-enter society. We are proud to have received a re-accreditation of the previous 'Big Tick' awarded for the restaurant at the 2007 BITC awards.

In July 2007, our UK and Ireland ESS team initiative for the rehabilitation of female prisoners also won a BITC 'Example of Excellence' award. The programme provides training and support, including the chance to gain National Vocational Qualification catering qualifications, training in customer service, health and safety and basic food preparation. Barriers to employment are effectively removed, helping ex-offenders from HM Prison Drake Hall find work and make a fresh start following their release.

Since 1994, our Chartwells team in the US has been in partnership with Pioneer House in Peabody, providing an advocacy and support network to members of the community with mental health illnesses. The programme provides assistance with employment, housing and education, with the transitional and supported employment programmes offered by Chartwells, helping to give these members of the community a stable and productive work experience.

An innovative approach from our ESS team in Bogota, Colombia, resulted in a significant and sustainable improvement to the lives of the inhabitants of the economically depressed small town of Pueblo Viejo, Colombia. By teaching best practice safety standards and handling procedures, our team helped make the town's fish-breeding programme more productive, resulting in increased fish production and better overall fish quality for community consumption and external sale.

Donations

During the year to 30 September 2007 charitable donations were £1,162,000.

We are members of the PerCent Club and through our Compass In The Community programme and the fund raising efforts of our employees, we have donated a total of £1.25 million in monetary resource and donations in kind.

In addition, a payroll giving initiative in our UK business has generated more than £140,000, supporting over 87 different charities during the last year.

Achievements

Like many listed companies, Compass' CSR performance is rated by independent organisations that assess the extent to which companies effectively manage social, environmental and ethical matters.

In 2005, we became a member of the UK's FTSE4Good Index Series following its Policy Committee's decision that we had met the criteria for inclusion in the Index. The FTSE4Good Index aims to measure the performance of companies that meet globally recognised CSR standards and to facilitate investment in those companies where such issues are a deciding factor for investors.

As a signatory to the United Nations Global Compact, we are also committed to taking action to support and uphold each of the principles it describes in relation to business integrity, human rights and the environment.

A further index, the Dow Jones Sustainability Index, assesses companies' corporate responsibility strategies in terms of corporate governance, economic performance and impact on the environment. In 2007, we scored a creditable 71% overall score for our approach to community investment (2006: 65%) against a sector maximum score average of 75%.

Charitable donations
in the year to 30 September 2007:

£1.16m

PerCent Club
through Compass In The Community and the fund raising efforts of our employees, total donations in monetary resource and donations in kind:

£1.25m

Payroll giving initiative
by the UK business in the last year to:

87 charities

Business in the Community AWARDS 2007

Business in the Community % 2007

FTSE4Good

Dow Jones Sustainability Indexes
Member 2006/07

Report of the directors

The directors submit their annual report and the audited consolidated accounts of the Company and its subsidiaries for the year ended 30 September 2007

Principal activities and business review

Compass Group PLC is a holding company, its subsidiaries are organised into four geographic areas and these are set out on page 3. The principal activities of the Group are the provision of contract foodservice and support services to clients in around 64 countries around the world. Details of the development and performance of the Group's businesses during the year and an indication of likely future key performance indicators and information regarding principal risks and uncertainties are set out together with the information that fulfils the requirements of the Business Review on pages 13 to 16 and is incorporated into this report by reference.

Results and dividends

The Group's consolidated income statement, set out on page 41 shows an increase of 16% in Group operating profit from £457 million to £529 million. An analysis of revenue and operating profit is set out on pages 49 and 50 in note 1 to the consolidated financial statements. There have been no significant post balance sheet events.

The 2007 interim dividend of 3.6 pence per share (2006: 3.4 pence) was paid to shareholders on 6 August 2007. The directors recommend a final dividend of 7.2 pence per share (2006: 6.7 pence) making a total dividend for the year of 10.8 pence per ordinary share, an increase of 7% on the 10.1 pence paid in respect of last year. Payment of the recommended final dividend, if approved at the Annual General Meeting, will be made on 3 March 2008 to shareholders registered at the close of business on 1 February 2008. The shares will be quoted ex-dividend from 30 January 2008.

The Company's dividend reinvestment plan will continue to be available to eligible shareholders. Shareholders who do not currently participate in the plan and wish to do so can obtain an application form and explanatory booklet from the Company's registrars, Capita Registrars (contact details for the Registrars are given on page 91) or from the Company's website at www.compass-group.com. The latest date for receipt of new applications to participate in respect of the 2007 final dividend is 2 February 2008.

Disposal of assets

On 29 November 2006, the Company announced its decision to sell Selecta, its European vending business. The sale completed on 2 July 2007 for a consideration of £772 million on a debt and cash free basis.

Future development

The Group's strategic focus continues to be on the organic development of its existing core businesses.

Share capital

General

At the date of this report, 1,894,687,283 ordinary shares of 10 pence each have been issued, are fully paid up and are quoted on the London Stock Exchange. In addition, the Company has entered into a level I American Depository Receipt programme with the Bank of New York Mellon, under which the Company's shares are traded on the over-the-counter market in the form of American Depository shares.

During the year ended 30 September 2007, options were exercised pursuant to the Company's share option schemes, resulting in the allotment of 9,679,856 new ordinary shares. A further 1,352,327 new ordinary shares have been allotted under these schemes since the end of the financial year to the date of this report.

Rights attaching to shares

The rights attaching to the ordinary shares are defined in the Company's Articles of Association. The Articles of Association may be changed with the agreement of shareholders. A shareholder whose name appears on the Company's register of members can choose whether his shares are evidenced by share certificates (i.e. in certificated form) or held in electronic (i.e. uncertificated) form in CREST (the electronic settlement system in the UK).

Subject to any restrictions below, shareholders may attend any general meeting of the Company and, on a show of hands, every shareholder (or his representative) who is present at a general meeting has one vote on each resolution and, on a poll, every shareholder (or his representative) who is present has one vote on each resolution for every ordinary share of which they are the registered shareholder. A resolution put to the vote of a general meeting is decided on a show of hands unless before, or on the declaration of the result of, a vote on a show of hands, a poll is demanded by the chairman of the meeting, or by at least five shareholders (or their representatives) present in person and having the right to vote, or by any shareholders (or their representatives) present in person having at least 10% of the total voting rights of all shareholders, or by any shareholders (or their representatives) present in person holding ordinary shares on which an aggregate sum has been paid up of at least one-tenth of the total sum paid up on all ordinary shares.

Shareholders can declare final dividends by passing an ordinary resolution but the amount of the dividends cannot exceed the amount recommended by the Board. The Board can pay interim dividends on any class of shares of the amounts and on the dates and for the periods they decide provided the distributable profits of the Company justify such payment. The Board may, if authorised by an ordinary resolution of the shareholders, offer any shareholder the right to elect to receive new ordinary shares, which will be credited as fully paid, instead of their cash dividend.

Any dividend which has not been claimed for 12 years after it became due for payment will be forfeited and will then belong to the Company, unless the directors decide otherwise.

If the Company is wound up, the liquidator can, with the sanction of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the Company and he can value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator can also transfer the whole or any part of the assets to trustees upon any trusts for the benefit of the members. No shareholders can be compelled to accept any asset which would give them a liability.

Voting at general meetings

Any form of proxy sent by the Company to shareholders in relation to any general meeting must be delivered to the Company, whether in written form or in electronic form, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote.

No shareholder is, unless the Board decide otherwise, entitled to attend or vote either personally or by proxy at a general meeting or to exercise any other right conferred by being a shareholder if he or any person with an interest in shares has been sent a notice under section 793 of the Companies Act 2006 (which confers upon public companies the power to require information with respect to interests in their voting shares) and he or any interested person failed to supply the Company with the information requested within 14 days after delivery of that notice. The Board may also decide that no dividend is payable in respect of those default shares and that no transfer of any default shares shall be registered.

These restrictions end seven days after receipt by the Company of a notice of an approved transfer of the shares or all the information required by the relevant section 793 notice, whichever is the earlier.

Transfers of shares

The Board may refuse to register a transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis. The Board may also refuse to register a transfer of a certificated share unless (i) the instrument of transfer is lodged, duly stamped (if stampable), at the registered office of the Company or any other place decided by the Board accompanied by the certificate for the share to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer, (ii) is in respect of only one class of shares, and (iii) is in favour of not more than four transferees.

Transfers of uncertificated shares must be carried out using CREST and the Board can refuse to register a transfer of an uncertificated share in accordance with the regulations governing the operation of CREST.

The Board may decide to suspend the registration of transfers, for up to 30 days a year, by closing the register of shareholders. The Board cannot suspend the registration of transfers of any uncertificated shares without gaining consent from CREST. There are no other limitations on the holding of ordinary shares in the Company.

Variation of rights

If at any time the capital of the Company is divided into different classes of shares, the special rights attaching to any class may be varied or revoked either:

(i) with the written consent of the holders of at least 75% in nominal value of the issued shares of the class; or

(ii) with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class.

The Company can issue new shares and attach any rights to them. If there is no restriction by special rights attaching to existing shares, rights attaching to new shares can take priority over the rights of existing shares, or the new shares and the existing shares can rank equally, or the existing shares can take priority, but the rights of existing shares are deemed to be varied (unless the rights expressly allow it) by a reduction of paid up capital or if another share of that same class is issued and ranks in priority for payment of dividend or in respect of capital or more favourable voting rights.

Repurchase of shares

On 12 May 2007, the Company announced that its £500 million on-market share buy-back programme, begun in June 2006, would be extended by a further £500 million utilising some of the proceeds arising from the sale of the Selecta vending business. It is anticipated that the programme will complete over the next six months. During the year ended 30 September 2007 181,407,434 ordinary shares of 10 pence each of the Company (representing 8.64% of the ordinary shares in issue on 1 October 2006) were purchased and cancelled for a consideration of £575 million (including expenses). A further 34 million ordinary shares of 10 pence each (representing 1.75% of the ordinary shares in issue on 1 October 2007) have been purchased for a consideration of £105 million (before expenses) and cancelled since the end of the financial year to the date of this report.

Resolution 13 set out in the Notice of Meeting will be proposed as a Special Resolution to renew the directors' limited authority last granted in 2007 to repurchase ordinary shares in the market. The authority sets the minimum and maximum prices which may be paid and it will be limited to a maximum of 10% of the Company's issued ordinary share capital at the date of this report. This authority will enable your directors to continue with the £500 million share buy-back programme announced on 9 April 2006 and which was subsequently extended on 12 May 2007 to £1 billion. Furthermore, this authority will enable your directors to continue to respond promptly should circumstances arise in which they consider such a purchase would result in an increase in earnings per share and would be in the best interests of the Company.

Any purchases of ordinary shares will be by means of market purchases through the London Stock Exchange and any shares so purchased may be cancelled or may be placed into treasury in accordance with the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003. The Company currently holds no shares in treasury but the Regulations allow shares repurchased by the Company to be held as treasury shares that may be subsequently cancelled, sold for cash or used for the purpose of employee share schemes. The directors consider it desirable for these general authorisations to be available to provide flexibility in the management of the Company's capital resources.

Issue of shares

The directors propose in Resolution 11 set out in the Notice of Meeting to renew the authority granted to them at the Annual General Meeting held in 2007 to allot equity shares up to an aggregate nominal value of £63,100,000 (representing approximately one-third of the ordinary shares issued at the date of this report) (the 'section 80 authority'). If approved at the forthcoming Annual General Meeting, the authority will expire no later than 15 months from the date on which the resolution is passed, or at the conclusion of the Annual General Meeting to be held in 2009, whichever is the sooner.

Report of the directors
continued

The limited power granted to the directors at last year's Annual General Meeting to allot equity shares for cash other than pro rata to existing shareholders expires no later than 15 May 2008. Subject to the terms of the section 80 authority, your directors recommend that this authority should be renewed. Resolution 12 set out in the Notice of Meeting will be proposed as a Special Resolution to give your directors the ability (until the Annual General Meeting to be held in 2009) to issue ordinary shares for cash, other than pro rata to existing shareholders, in connection with a rights issue or up to a limit of 5% of the ordinary share capital issued at the date of this report. In addition, and in line with best practice, the Company has not issued more than 7.5% of its issued share capital on a non pro-rated basis over the last three years. Your directors have no present intention to issue ordinary shares, other than pursuant to the Company's employee share schemes. The directors recommend that shareholders vote in favour of Resolutions 11 and 12 to maintain the Company's flexibility in relation to future share issues, including any issues to finance business opportunities should appropriate circumstances arise.

Details of cancellations of existing shares and issues of new shares are set out in note 24 to the accounts on page 74, which also contains details of options granted over unissued capital.

Major shareholdings
The following major shareholdings have been notified to the Company.

	% of issued capital
Franklin Resources, Inc. and its affiliates	9.32
Legal & General Group Plc	6.00
Harris Associates L.P.	3.01

Directors
Brief particulars of the directors in office at the date of this Report are listed on page 17 and further details of the Board composition are disclosed in the Corporate governance report. Sir James Crosby and Tim Parker were appointed to the Board as non-executive directors on 17 February 2007 and Susan Murray was appointed to the Board as a non-executive director on 11 October 2007. Each of them will stand for election at the Annual General Meeting. The directors standing for re-election at the Annual General Meeting are Sir Roy Gardner and Steve Lucas. Each director, being eligible, offers himself for election or re-election and each, following a performance evaluation during the year (save for Susan Murray), continues to be effective and demonstrates commitment to his respective role. It is the view of the Board that each of the non-executive directors bring considerable management experience and independent perspective to the Board's discussions and they are considered to be independent of management and free from any relationship or circumstance that could affect, or appear to affect, the exercise of their independent judgement.

Directors' interests in shares
The directors who have held office during the year ended 30 September 2007 had the following interests in the ordinary shares of the Company.

	30 September 2007 (or date of retirement)	1 October 2006 (or on appointment)
Peter Blackburn[1]	5,000	5,000
Peter Cawdron[2]	24,200	24,200
Richard Cousins	200,000	100,000
Sir James Crosby	34,000	–
Sir Roy Gardner	175,000	100,000
Val Gooding[2]	5,502	5,502
Gary Green	624,270	624,270
Sven Kado	33,000	12,500
Steve Lucas	1,000	-
Andrew Martin	158,559	110,027
Tim Parker	20,219	–
Sir Ian Robinson	6,289	1,289

1. Peter Blackburn retired as a director on 31 October 2007.
2. Val Gooding and Peter Cawdron retired as directors on 31 December 2006 and 16 February 2007 respectively.

There were no changes to the shareholdings of those directors in office at the date of this Report between 1 October 2007 and 28 November 2007.

Corporate governance
including the report of the Audit Committee

Compliance with the Combined Code
The Board is committed to the highest standards of corporate governance set out in the Combined Code on corporate governance published by the Financial Reporting Council in June 2006 (the 'Code'). The Board is accountable to the Company's shareholders for good governance and this report describes how the Board applied the principles of good governance set out in the Code during the year under review.

The Board
As at 30 September 2007 and at the date of this report, the Board of directors was made up of 10 members comprising the Chairman, three executive directors and six non-executive directors. On 11 October 2007 Susan Murray was appointed as a non-executive director and Peter Blackburn retired from the Board on 31 October 2007. The non-executive directors are considered by the Board to be independent of management and free of any relationship which could materially interfere with the exercise of their independent judgement. The Board considers that each of the non-executive directors brings his own senior level of experience, gained in his own field mainly in international operations.

Biographical details of the directors currently in office are shown on page 17. The Company's policy relating to the terms of appointment and the remuneration of both executive and non-executive directors is detailed in the directors' remuneration report on pages 33 to 39.

The Board meets regularly during the year as well as on an ad hoc basis, as required by business need. The Board manages the business of the Company and may, subject to the Articles of Association and applicable legislation, borrow money, guarantee, indemnify, mortgage or charge the business, property, assets (present and future) and issue debentures and other securities and give security, whether outright or as a collateral security, for any debt, liability or obligation of the Company or of any third party. The Board has a formal schedule of matters reserved for its decision, although its primary role is to provide entrepreneurial leadership and to review the overall strategic development of the Group as a whole. In addition the Board sets the Group's values and standards and ensures that it acts ethically and that its obligations to its shareholders are understood and met. The Board may delegate any of its powers to any committee consisting of one or more directors. The Company has delegated day-to-day operational decisions to the Executive Committee referred to on page 29. The Board met nine times during the year and director attendance for each meeting is shown in the table on page 29. The Board has established a procedure for directors, if deemed necessary, to take independent professional advice at the Company's expense in the furtherance of their duties. This is in addition to the access that every director has to the General Counsel and Company Secretary, who is charged with ensuring that Board procedures are followed and that good corporate governance and compliance is implemented within the Group. Together with the Group Chief Executive and the General Counsel and Company Secretary, the Chairman ensures that the Board is kept properly informed and is consulted on all issues reserved to it. Board papers and other information are distributed at times to allow directors to be properly briefed in advance of meetings. In accordance with the Company's Articles of Association, directors have been granted an indemnity issued by the Company to the extent permitted by law in respect of liabilities incurred as a result of their office. The indemnity would not provide any coverage to the extent that a director is proved to have acted fraudulently or dishonestly. The Company has also arranged appropriate insurance cover in respect of legal action against its directors and officers. The roles of Chairman and Group Chief Executive are separate and clearly defined with the division of responsibilities set out in writing and agreed by the Board.

The Chairman has addressed the developmental needs of the Board as a whole, with a view to developing its effectiveness as a team and assists in the development of individual skills, knowledge and expertise. During the year, the Board took forward the results of previous evaluation processes to assess its performance and that of its committees and to identify areas in which its effectiveness, policies and processes might be enhanced, which utilised both a questionnaire and discussions with all Board members.

Performance evaluations, including the skills brought to the Board and the contributions each director made to it, were carried out for each director. Executive directors' performance has been assessed by the Chairman and the Group Chief Executive. The Group Chief Executive's performance was evaluated by the Chairman and the non-executive directors. The senior independent non-executive director led the review of the Chairman's performance in consultation with the executive and non-executive directors. The non-executive directors' performance was considered by the Chairman and by the Group Chief Executive, as well as by the Board as a whole, which reviewed the results of the questionnaires referred to above.

Meetings between the non-executive directors, both with and without the presence of the Group Chief Executive, are scheduled in the Board's annual programme. The Board has also arranged to hold at least two Board meetings each year at Group business locations to help all Board members gain a deeper understanding of the business. This also provides senior managers from across the Group the opportunity to present to the Board as well as to meet the directors on more informal occasions.

As part of their ongoing development, the executive directors are encouraged to seek an external non-executive role on a non-competitor board, for which they may retain the remuneration in respect of the appointment. In order to avoid any conflict of interest, all appointments are subject to the Board's approval and the Board monitors the extent of directors' other interests to ensure that the effectiveness of the Board is not compromised. Succession planning is a matter for the whole Board rather than for a committee. The Company's Articles of Association provide that one-third of the directors retire by rotation each year and that each director will seek re-election at the Annual General Meeting every three years. Additionally, new directors may be appointed by the Board but are subject to election by shareholders at the first opportunity after their appointment. The Articles of Association limit the number of directors to not less than two and not more than 20 save where shareholders decide otherwise. It is Board policy that non-executive directors are appointed normally for an initial term of three years which is then reviewed and extended for a further three-year period. It is also Board policy that non-executive directors should not generally serve on the Board for more than nine years. Following their appointment, formal comprehensive and tailored induction is offered to all non-executive directors, supplemented by visits to key locations within the Group and meetings with members of the Executive Committee and other key senior executives. With the exception of Susan Murray, all of the directors being proposed for election or re-election at the Annual General Meeting have been subject to a performance evaluation during the year ended 30 September 2007 and the Board is content that each has continued to be effective and has demonstrated his commitment to his respective role.

Although the non-executive directors are not asked to meet the shareholders of the Company, their attendance at presentations of the annual and interim results is encouraged. The Chairman ensures that the Board maintains an appropriate dialogue with shareholders. Sir James Crosby is the Company's senior independent non-executive director.

The formal terms of reference for the main Board committees, approved by the Board and complying with the Code to assist in the discharge of its duties, are available from the General Counsel and Company Secretary and can also be found on the Company's website at www.compass-group.com. Membership of the various committees is shown on page 29. The General Counsel and Company Secretary acts as secretary to all Board committees.

Audit Committee

The Audit Committee comprises Steve Lucas (Chairman), Sven Kado, Sir Ian Robinson and Tim Parker. Val Gooding and Peter Cawdron stepped down as members of this committee upon their retirement as directors of the Company on 31 December 2006 and 16 February 2007 respectively as did Peter Blackburn upon his retirement from the Board on 31 October 2007. The committee's membership is reviewed by the Nomination Committee and as part of the annual Board performance evaluation. Members of the committee are appointed by the Board following recommendations by the Nomination Committee.

Each member of the committee brings relevant financial experience from senior executive levels. The expertise and experience of the members of the committee are summarised on page 17. The Board considers that each member of the committee is independent within the definition set out in the Code. Steve Lucas is considered by the Board to have significant, recent and relevant financial experience, as he is currently Finance Director of National Grid plc.

All members of the committee receive appropriate induction, which is in addition to the induction which all new directors receive and includes an overview of the business, its financial dynamics and risks. Audit Committee members are expected to have an understanding of the principles of, and developments in, financial reporting, including the applicable accounting standards and statements of recommended practice, key aspects of the Company's policies, financing, internal control mechanisms, and matters that require the use of judgement in the presentation of accounts and key figures as well as the role of internal and external auditors. Members of the committee undertake ongoing training as required.

The committee meets regularly throughout the year and its agenda is linked to events in the Company's financial calendar. Each member of the committee may require reports on matters of interest in addition to the regular items. Members' attendance at the meetings held during the year is set out in the table on page 29.

The committee invites Sir Roy Gardner, the Group Chief Executive, the Group Finance Director, the Group Financial Controller and the Director of Internal Audit together with senior representatives of the external auditors to attend each meeting although it reserves part of each meeting for discussions without invitees being present. Other senior management are invited to present such reports as are required for the committee to discharge its duties.

The Chairman of the Audit Committee attends the Annual General Meeting to respond to any shareholder questions that might be raised on the committee's activities. The remuneration of the members of the committee is set out on page 35 and the policy with regard to the remuneration of the non-executive directors is set out on page 38.

The committee assists the Board to fulfil its responsibilities related to external financial reporting and associated announcements. During the year, the committee reviewed: the interim and annual financial statements; the interim and preliminary announcements made to the London Stock Exchange; significant accounting issues including the consideration of any goodwill impairment assessments; operation of the 'whistle-blowing' policy; litigation and contingent liabilities and tax matters, including compliance with statutory tax reporting obligations.

The committee is also responsible for the development, implementation and monitoring of the Company's policy on external audit. The committee reserves oversight responsibility for monitoring the auditors' independence, objectivity and compliance with ethical, professional and regulatory requirements. The committee recommends the appointment, reappointment and removal of the Company's external auditors. The committee also reviews the terms, areas of responsibility and scope of the audit as set out in the external auditors' engagement letter; the overall work plan for the forthcoming year, together with the associated fee proposal and cost-effectiveness of the audit; any major issues which arise during the course of the audit and their resolution; key accounting and audit judgements; the level of errors identified during the audit; the recommendations made to management by the auditors and management's response; and the auditors' overall performance. The committee also ensures that key partners within the external auditors are rotated from time to time in accordance with applicable UK rules. The committee also monitors the extent of non-audit work which the external auditors can perform, to ensure that the provision of those non-audit services that can be undertaken by the external auditors falls within the agreed policy and does not impair their objectivity or independence. In this respect the committee has agreed that, unless there is no other competent and available provider, the external auditors should be excluded from providing the Company with general consultancy and all other non-audit and non-tax-related services.

Within the constraints of applicable UK rules, the external auditors undertake some due diligence reviews and provide assistance on tax matters given their in-depth knowledge of the Group's business although assistance on tax matters is also obtained from other firms. The provision of non-audit services within such constraints and the agreed policy is assessed on a case-by-case basis so that the best-placed advisor is retained. During the year, the committee reviewed the effectiveness of the external auditors and considered whether the agreed plan had been fulfilled and the reasons for any variation from the plan. The committee also considered the external auditors' robustness and the degree to which the external auditors were able to assess key accounting and audit judgements and the content of the management letter.

The total fees paid to Deloitte & Touche LLP in the year ended 30 September 2007 were £5.1 million (2006: £7.6 million[1]) of which £2.1 million (2006: £4.0 million) related to non-audit work. Further disclosure of the non-audit fees paid during the year ended 30 September 2007 can be found in note 2 to the consolidated financial statements on pages 52 and 53.

The committee also reviews the effectiveness of the Group's internal audit function and its relationship with the external auditors, including internal audit resources, plans and performance as well as the degree to which the function is free of management restrictions. Throughout the year, the committee reviewed the internal audit function's plans and its achievements against plans. The committee considered the results of the audits undertaken by the internal audit function and considered the adequacy of management's response to matters raised, including the time taken to resolve any such matters.

The committee also reviews, where practicable, all proposed announcements to be made by the Company to the extent that they contain material financial information. The committee monitors and reviews the effectiveness of the Group's internal control systems, accounting policies and practices and compliance controls as well as the Company's statements on internal control before they are agreed by the Board for each year's annual report. The Board retains overall responsibility for internal control and the identification and management of business risk.

The Company's 'whistle-blowing' or 'Speak Up' policy (which is an extension of the Code of Ethics) sets out arrangements for the receipt, in confidence, of complaints on accounting, risk issues, internal controls, auditing issues and related matters which would, as appropriate, be reported to the committee. A copy of the Code of Ethics is available on the Company's website at www.compass-group.com.

Each year the committee reviews critically its own performance and considers where improvements can be made.

1. £7.3 million of which relates to the continuing business.

Nomination Committee

The Nomination Committee meets on an as needed basis and at the date of this report is comprised of Sir Roy Gardner (Chairman), Sir James Crosby and Sir Ian Robinson. Val Gooding and Peter Cawdron stepped down as members of this committee upon their retirement as directors of the Company on 31 December 2006 and 16 February 2007 respectively as did Peter Blackburn upon his retirement from the Board on 31 October 2007. The committee reviews the structure, size and composition of the Board and its committees and makes recommendations with regard to any changes that are considered necessary, both in the identification and nomination of new directors and appointment of members to the Board committees, and the continuation of existing directors in office to ensure that there is a balanced Board in terms of skills, knowledge and experience. The committee retains external search consultants as appropriate and reviews the leadership needs of the Group to enable it to compete effectively in the marketplace. The committee also advises the Board on succession planning for executive Board appointments although the Board itself is responsible for succession generally. The committee met four times during the year and director attendance for such meetings is shown in the table below.

Remuneration Committee

The committee comprises; Sir James Crosby (Chairman), Steve Lucas, Sven Kado and Tim Parker all of whom are independent within the definition set out in the Code. Val Gooding stepped down as a member of the committee upon her retirement as a director of the Company on 31 December 2006. Sir James Crosby succeeded Peter Cawdron as Chairman of the committee on 17 February 2007. The committee met six times during the year and director attendance for each meeting is shown in the table below. The committee is responsible for making recommendations on remuneration to the Board. The Director's remuneration report is set out on pages 33 to 39.

The Chairman of the Remuneration Committee attends the Annual General Meeting to respond to any shareholder questions that might be raised on the committee's activities.

General Business Committee

The General Business Committee comprises all the executive directors and meets as required to conduct the Company's business within the clearly defined limits delegated by the Board and subject to those matters reserved to the Board.

Corporate Responsibility Committee

The Corporate Responsibility Committee comprises Sir Roy Gardner (Chairman), Richard Cousins, Andrew Martin, Steve Lucas, Mark White and the Group Human Resources Director. The committee's primary responsibilities include; health, safety and environmental practices, business conduct, the promotion of employee engagement and diversity and community investment.

Disclosure Committee

The Disclosure Committee comprises Andrew Martin, Mark White, the Group Financial Controller and the Director of Corporate Strategy, Media and Investor Relations. The committee meets as required to deal with all matters relating to public announcements of the Company and the Company's obligations under the Listing Rules and Disclosure Rules of the UK Listing Authority.

Executive Committee

The Executive Committee comprises, the executive directors of the Company, the General Counsel and Company Secretary, Group Human Resources Director and the Group Managing Directors. The committee normally meets monthly and it is responsible for implementing Group policy, day-to-day management, monitoring business performance and reporting on these areas to the Board.

Meetings attendance

The table below shows the attendance of directors at meetings of the Board, Audit, Remuneration and Nomination Committees during the year.

Internal audit

The internal audit function is involved in the assessment of the quality of risk management and internal control and helps to promote and further develop effective risk management within the businesses. Certain internal audit assignments (such as those requiring specialist expertise) continue to be outsourced by the Director of Internal Audit to KPMG LLP as required. A policy has been established regarding the recruitment of staff from Deloitte & Touche LLP. The Audit Committee reviews internal audit reports and considers the effectiveness of the function.

Internal control

In a highly decentralised Group, where local managements have considerable autonomy to run and develop their businesses, a well designed system of internal control is necessary to safeguard shareholders' investments and the Company's assets. The directors acknowledge that they have overall responsibility for the Group's systems of internal control and for reviewing the effectiveness of those controls. In accordance with the guidance set out in the Turnbull Report, 'Internal Control: Guidance for Directors on the Combined Code', an ongoing process had been established for identifying, managing and evaluating the risks faced by the Group. This process has been in place for the full financial year and up to the date on which the financial statements were approved.

The systems are designed to manage rather than eliminate the risk of failure to achieve the Group's objectives, safeguard the Group's assets against material loss, fairly report the

Directors' attendance

	Board meetings		Audit Committee meetings		Remuneration Committee meetings		Nomination Committee meetings	
Name of director	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend
Peter Blackburn	8	9	3	4	–	–	3	4
Peter Cawdron[1]	3	3	–	–	3	3	3	3
Richard Cousins	9	9	–	–	–	–	–	–
Sir James Crosby[2]	4	5	–	–	3	3	1	1
Sir Roy Gardner	9	9	–	–	4	4	4	4
Val Gooding[1]	2	2	–	–	2	2	2	2
Gary Green[2]	7	7	–	–	–	–	–	–
Sven Kado	8	9	3	4	6	6	–	–
Steve Lucas	8	9	4	4	6	6	–	–
Andrew Martin	9	9	–	–	–	–	–	–
Tim Parker[2]	4	5	2	2	2	2	–	–
Sir Ian Robinson[2]	7	8	2	2	–	–	1	1

This table shows only those meetings which each director attended as a member rather than as an invitee.
1. Val Gooding and Peter Cawdron retired as directors on 31 December 2006 and 16 February 2007 respectively.
2. Sir Ian Robinson and Gary Green were appointed directors on 1 December 2006 and 1 January 2007 respectively. Sir James Crosby and Tim Parker were appointed directors on 17 February 2007.

Group's performance and position and to ensure compliance with relevant legislation, regulation and best practice including that related to social, environmental and ethical matters. The systems provide reasonable, not absolute, assurance against material misstatement or loss. Such systems are reviewed by the Board to deal with changing circumstances.

A summary of the key financial risks inherent in the Group's business is given on page 16. Risk assessment and evaluation is an integral part of the annual planning cycle. Each business documents the strategic objectives and the effectiveness of the Group's systems of internal control. As part of the review, each significant business and function has been required to identify and document each significant risk, together with the mitigating actions implemented to manage, monitor and report to the management on the effectiveness of these controls. Senior managers are also required to sign bi-annual confirmations of compliance with key procedures and to report any breakdowns in, or exceptions to, these procedures. Summarised results have been presented to senior management (including to the Executive Committee) and to the Audit Committee. These processes have been in place throughout the financial year ended 30 September 2007 and have continued to the date of this report. The Board has reviewed the effectiveness of the Group's system of internal control for the year under review and a summary of the principal control structures and processes in place across the Group is set out below.

Control environment

Whilst the Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness, it has delegated responsibility for the operation of the internal control and risk management programme to the Executive Committee. The detailed review of internal control has been delegated to the Audit Committee. The management of each business is responsible for internal control and risk management within its own business and for ensuring compliance with the Group's policies and procedures. Each business has appointed a risk champion whose primary role in such capacity is to ensure compliance by local management with the Group's risk management and internal control programme. The internal and the external auditors have reviewed the overall approach adopted by the Group towards its risk management activities so as to reinforce these internal control requirements.

Control procedures

The Board reviews its strategic plans and objectives on an annual basis and approves Group company budgets and strategies in light of these. Control is exercised at Group and business level through the Group's MAP process and monthly monitoring of performance by comparison with budgets, forecasts and cash targets and by regular visits to Group companies by the Group Chief Executive and the Group Finance Director. Group businesses approve and submit risk reports for the Board on a bi-annual basis, summarising the key risks facing their businesses and the controls in place to manage those risks. These reports, together with reports on internal control and departures, if any, from established Group procedures prepared by the internal and external auditors, are reviewed by the Group Finance Director and the Audit Committee. The Group companies also submit bi-annual risk and internal control assurance letters to the Group Finance Director on internal control and risk management issues, with comments on the control environment within their operations. The Group Finance Director summarises these submissions for the Audit Committee and the Chairman of the Audit Committee reports to the Board on any matters that have arisen from the committee's review of the way in which risk management and internal control processes have been applied.

The Board has formal procedures in place for approval of investment and acquisition projects, with designated levels of authority, supported by post investment review processes for selected acquisitions and major capital expenditure. The Board considers social, environmental and ethical matters in relation to the Group's business and assesses these when reviewing the risks faced by the Group. The Board is conscious of the effect such matters may have on the short- and long-term value of the Company. The external auditors of the Company and the Director of Internal Audit attend Audit Committee meetings and receive its papers. The report of the Audit Committee is set out on page 28 and the Audit Committee members meet regularly with the Director of Internal Audit and the external auditors without the presence of executive management.

There were no changes to the Company's internal control over financial reporting that occurred during the year ended 30 September 2007 that have affected materially, or are reasonably likely to affect materially, the Company's internal control over financial reporting.

Compliance statement

The Company applied all of the principles set out in section 1 of the Code for the period under review and has throughout the year complied with the detailed provisions set out therein.

The Company's auditors, Deloitte & Touche LLP, are required to review whether the above statement reflects the Company's compliance with the nine provisions of the Code specified for its review by the Listing Rules of the UK Listing Authority and to report if it does not reflect such compliance. No such report has been made.

Communications with shareholders

The Company places considerable importance on communication with its shareholders, including its employee shareholders. The Group Chief Executive and the Group Finance Director are closely involved in investor relations and a senior executive has day-to-day responsibility for such matters. The views of the Company's major shareholders are reported to the Board by the Group Chief Executive and the Group Finance Director as well as by Sir Roy Gardner (who remains in contact with the 10 largest shareholders) and discussed at its meetings. The Annual Report and Accounts are available to all shareholders either in paper form or electronically and can be accessed via the Company's website at www.compass-group.com.

There is regular dialogue with institutional shareholders and this has been extended to include private shareholders through the Annual General Meeting and meetings with the United Kingdom Shareholders Association. Contact with institutional shareholders (and with financial analysts, brokers and the media) is controlled by written guidelines to ensure the protection of share price sensitive information that has not already been made generally available to the Company's shareholders. Contact is also maintained, when appropriate, with shareholders to discuss overall remuneration plans and policies. The Group's preliminary and interim results, as well as all announcements issued to the London Stock Exchange, are published on the Company's website at www.compass-group.com. The Company issues regular trading updates and will issue interim management statements to the market and these, together with copies of presentations and interviews with the Group Chief Executive and Group Finance Director are, and will be, posted on the Company's website. The Notice of Meeting is circulated to all shareholders at least 20 working days before such meeting and it is Company policy not to combine resolutions to be proposed at general meetings. All shareholders are invited to the Company's Annual General Meeting at which they have the opportunity to put questions to the Board and it is standard practice to have the Chairmen of the Audit, Nomination and Remuneration Committees available to answer questions. The proxy votes for and against each resolution, as well as abstentions (which may be recorded on the form of proxy accompanying the Notice of Meeting), are counted before the Annual General Meeting and the results will be made available at the meeting after shareholders have voted on each resolution on a show of hands. The results are also announced to the London Stock Exchange and are published on the Company's website shortly after the meeting.

Donations

The Company's corporate responsibility report is set out on pages 18 to 23. The Group's charitable donations in 2007 totalled £1,162,000 (2006: £1,556,000).

At each Annual General Meeting held since 2004, shareholders have passed a resolution, on a precautionary basis, to approve donations to political organisations and to incur political expenditure (as such terms were defined under the Companies Act 1985) not exceeding £125,000 per annum. The Board has consistently confirmed that it operates a policy of not giving any cash contribution to any political party in the ordinary meaning of those words and that it has no intention of changing that policy. The directors, however, propose to seek renewed authority for the Group to make political donations and incur political expenditure (as such terms are defined in sections 362 to 365 of the Companies Act 2006 (the 'Act')) of not more that £125,000 in total until the Company's next Annual General Meeting, which they might otherwise be prohibited from making or incurring under the terms of the Act and which would not amount to 'donations' in the ordinary sense of the word. The authority sought by Resolution 14 in the Notice of Meeting will last until the Company's next Annual General Meeting.

Awards under employee share schemes

In March 2007 options were granted under the Compass Group Management Share Option Plan over 4,198,525 ordinary shares (2006: 7,813,300) to senior employees of the Group at an option price of 335.75 pence per share. In September 2007 further options were granted under the Compass Group Management Share Option Plan over 265,354 ordinary shares to a further 15 senior employees of the Group at an option price of 310.75 pence per share. The Company also operates the Compass Group Share Option Plan for senior employees and there are rules in place for all-employee share plans in the UK and overseas. No grants were made under any of these plans during the year ended 30 September 2007 (2006: nil). Further details regarding the plans, including the total number of options outstanding, are set out in notes 24 and 26 to the financial statements on pages 74 to 79. Details of awards made to directors of the Company under the Compass Group Long-Term Incentive Plan ('LTIP') are set out on page 36. The Plan is described in more detail in the directors' remuneration report on pages 35 and 36 which shows the total number of LTIP awards outstanding as at 30 September 2007.

Employee policies and involvement

The Group places particular importance on the involvement of its employees, keeping them regularly informed through informal bulletins and other in-house publications, meetings and the Company's internal website, on matters affecting them as employees and on the issues affecting their performance. Each EU country's business operates a domestic works council of workforce representatives and delegates from these bodies are selected by the representatives to attend the Compass European Council which has been in operation since 1996 and which provides a forum for dialogue and consultation with employees on significant developments in the Group's operations, management's plans and expectations, organisational changes within the Group and for employee representatives to consult management about concerns over any aspect of the Group's operations. At the date of this Report, there are 23 member country businesses represented from the EU and EFTA, comprising 33 employee representatives.

Permanent UK employees are usually invited to join either the Company's defined contribution scheme ('CRISP') or the Company's stakeholder arrangement. However, those UK employees who transfer from the public sector under the Transfer of Undertakings (Protection of Employment) Regulations 2006 will be eligible to join the Compass Group Pension Plan (the 'Plan'), a defined benefit arrangement which is otherwise closed to new entrants. CRISP has a corporate trustee. The Chairman, Tony Allen, is independent. The other five trustee directors are UK-based employees of the Group, two of whom have been nominated by CRISP members. The Plan has a corporate trustee with two independent directors, including the Chairman Peter Morriss. There are a further seven trustee directors and they are UK-based employees or former employees of the Group, four of whom have been nominated by Plan members. The other main UK pension arrangement, the Compass Pension Scheme (the 'Scheme') is a closed defined benefit scheme. As with the Plan and CRISP, the Scheme has a corporate trustee. The Chairman, David Bishop, is independent. The remaining seven trustee directors are UK-based employees or former employees of the Group, three of whom have been nominated by Scheme members. Permanent employees outside of the UK are usually offered membership of local pension arrangements if and where they exist and where it is appropriate to have company sponsored arrangements.

Employees are offered a range of benefits depending on the local environment, such as private medical cover. Priority is given to the training of employees and the development of their skills is of prime importance. Employment of disabled people is considered on merit with regard only to the ability of any applicant to carry out the function required. Arrangements to enable disabled people to carry out the function required will be made if it is reasonable to do so. An employee becoming disabled would, where appropriate, be offered retraining. The Group continues to operate on a highly decentralised basis. This provides the maximum encouragement for the development of entrepreneurial flair, balanced by a rigorous control framework exercised by a small head office team. Local managements are responsible for maintaining high standards of health and safety and for ensuring that there is appropriate employee involvement in decision-making.

Creditor payment policy

All Group companies are responsible for establishing terms and conditions with their suppliers and it is Group policy that payments are made within such agreed terms and conditions. The amount of trade creditors for the Group as at 30 September 2007 was equivalent to 48 days (2006: 48 days for the continuing business) of trade purchases.

Shareholder services

The Share Portal is a service offered by our registrars, Capita Registrars, which allows shareholders online access to a range of shareholder information. The Share Portal provides access to details of shareholdings in the Company and practical help on transferring shares and updating personal details. It enables shareholders to receive shareholder communications electronically, rather than by post and it also enables shareholders to appoint proxies to attend and vote at general meetings of the Company. To register, shareholders simply need to log on to www.capitashareportal.com and follow the instructions to register. Shareholders registering for the Share Portal will need to have their investor code to hand which is shown on share certificates and on the form of proxy sent with this report.

The Company's ordinary shares can be traded through most banks, building societies, stockbrokers or 'share shops' in the UK and, in addition, Capita Registrars provide a share dealing service (maximum deal size £25,000) which is available to shareholders who live in the UK. This is a simple and convenient way to buy and sell shares over the telephone and on the Internet without the need to pre-register and complete application forms. To use this service either log on to www.capitadeal.com or call 0871 664 0445 (Monday to Friday between 8.00a.m. and 4.30p.m.). Calls cost 10 pence per minute plus network extras.

Further shareholder information is set out on page 91.

CREST
The Company's ordinary shares and Sterling Eurobonds are in CREST, the settlement system for stocks and shares.

Auditors
Deloitte & Touche LLP are willing to continue as auditors of the Company and Resolution 9 in the Notice of Meeting concerning their reappointment and Resolution 10 in the Notice of Meeting concerning the determination of their remuneration are to be proposed at the Annual General Meeting. The directors confirm that, so far as they are each aware, there is no relevant audit information of which Deloitte & Touche LLP are unaware and each director has taken all the steps that ought to have been taken as a director to be aware of any relevant audit information and to establish that Deloitte & Touche LLP are aware of that information.

On behalf of the Board
Mark J White
General Counsel and Company Secretary
28 November 2007

Directors' responsibilities
The directors are responsible for preparing the annual report and the financial statements. The directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards ('IFRS'). Company law requires the directors to prepare such financial statements in accordance with IFRS, the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- prepare the accounts on a going concern basis unless, having assessed the ability of the Group to continue as a going concern, management either intends to liquidate the entity or to cease trading, or have no realistic alternative but to do so.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of the Companies Act 1985. The directors, having prepared the financial statements, have permitted the auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit opinion.

The directors are responsible for the maintenance and integrity of the Compass Group PLC website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' remuneration report

including the statement of remuneration policy for the year ended 30 September 2007

The Board presents its remuneration report, which has been prepared on the recommendation of the Remuneration Committee ('the committee') and in accordance with the requirements of the Companies Act 1985. Shareholders will be invited to approve the report at the Annual General Meeting on 8 February 2008. The report covers the following matters:

- executive remuneration policy for the year ended 30 September 2007 and the intended policy for the year ending 30 September 2008; and
- directors' remuneration, incentive plan participation and pension provision.

With the exception of the annual performance-related award, service agreement details, the first shareholder return graph on page 36, disclosure of remuneration to other senior executives and external directorships, the information set out on pages 33 to 39 of this report represents the auditable disclosures referred to in the Auditors' report on page 40 as specified by the UK Listing Authority and under Schedule 7A of the Companies Act 1985.

Role of Remuneration Committee

The Board sets the Company's remuneration policy and the committee is responsible, within the authority delegated by the Board, for determining specific remuneration packages and the terms and conditions of employment for the members of the Executive Committee, which comprises the executive directors and other senior executives. The committee ensures that the members of the Executive Committee are provided with the appropriate incentives to enhance the Group's performance and to reward them for their personal contribution to the success of the business. The committee reviews the remuneration arrangements for Group employees whose salaries exceed a specified level and administers the Company's share incentive plans. The committee also determines the Chairman's remuneration although the Board itself determines the level of fees paid to the non-executive directors. No directors are involved in deciding their own remuneration.

The committee also maintains an active dialogue with shareholder representatives and its full terms of reference are set out on the Company's website www.compass-group.com.

Membership of the committee

The committee consists entirely of independent non-executive directors (as defined in the Code). The committee has been chaired by Sir James Crosby, senior independent non-executive director since his appointment as a director on 17 February 2007. Sir James Crosby succeeded Peter Cawdron as Chairman of the committee upon his retirement as a director of the Company at the conclusion of the 2007 Annual General Meeting. Other members who served during the year were Sir Roy Gardner; Sven Kado; Steve Lucas; Tim Parker, since his appointment on 17 February 2007; and Val Gooding until her resignation on 31 December 2006. Biographical details of the current members of the committee are set out on page 17. The General Counsel and Company Secretary acts as the secretary to the committee. The committee met on six occasions during the year. Attendance details are shown on page 29.

Advisors to the committee

The committee has access to detailed external information and research on market data and trends from independent consultants. During the year KPMG LLP (who also provide due diligence services and support some of the Company's internal audit projects), PricewaterhouseCoopers LLP (who also provide expatriate assignment advice) and the Hay Group were engaged by the committee to advise on the design of incentive arrangements, job evaluation and remuneration levels as well as general human resource and compensation related matters. The committee also engaged Mercer Human Resource Consulting (who also provided pensions and actuarial advice to some of the Group's pension schemes) to provide advice on job evaluation, remuneration levels and pension issues for employees below executive director level, and they also provided general actuarial advice. The committee also sought advice from Freshfields Bruckhaus Deringer in its capacity as legal advisor to the Company.

In addition, Alithos Limited provided information for the testing of the total shareholder return performance conditions for the Company's Long-Term Incentive Plan ('LTIP').

The Chairman and the Group Chief Executive together with Jane Kingston, the Group Human Resources Director, and David Walker, Director of Group Reward, are normally invited to attend each committee meeting and provide advice and guidance to the committee (other than in respect of their own remuneration).

Summary of activity during the year

During the year the committee conducted its annual review of remuneration to ensure that the overall remuneration structure continues to promote the Company's business strategy. In addition the committee sought to harmonise Executive Committee members' service contracts in order to expressly require an executive to seek alternative employment in the event of termination and to accept payments in lieu of notice in monthly instalments. Further details of the executive directors' service contracts are set out on page 38. The committee also reviewed the long-term incentive plans and reconfirmed that the bonus matching and share option plans would not be used for new awards to executive directors without seeking renewed shareholder approval. The committee also reviewed the free cash flow targets used in the LTIP in light of the disposal of the Selecta vending business and adjusted the same for awards made in the years ended 30 September 2006 and 2007. Details of the LTIP and the adjustments made to the targets are set out on pages 35 and 36.

Remuneration policy and components

The committee reviews the Company's remuneration philosophy and structure each year to ensure that the remuneration framework remains effective in supporting the Company's business objectives, in line with best practice and fairly rewards individuals for the contribution that they make to the business, having regard to the size and complexity of the Group's operations and the need to retain, motivate and attract employees of the highest calibre.

The committee intends that base salary and total remuneration of executive directors should be in line with the market. Remuneration is benchmarked annually against rewards available for equivalent roles in a suitable comparator group with the aim of paying neither significantly above nor below the median for each element of remuneration. The committee also considers general pay and employment conditions elsewhere within the Group when assessing the level of salaries and remuneration packages.

The total remuneration package links corporate and individual performance with an appropriate balance between short- and long-term elements, and fixed and variable components. The policy is designed to incentivise executives to meet the Company's key objectives, such that a significant portion of total remuneration is performance related, based on a mixture of internal targets linked to the Company's key business drivers (which can be easily measured, understood and accepted by both executives and shareholders) and appropriate external comparator groups. The committee considers that the targets set for the different elements of performance related remuneration are both appropriate and demanding in the context of the business environment and the challenges with which the Group is faced. The following table shows the average proportions of salary, target (or par) bonus, pension, benefits and the expected value of long-term incentives granted to each of the executive directors during the year ended 30 September 2007.

Details of each individual element of the remuneration package are given below.

Executive directors' remuneration package elements
Year ended 30 September 2007


33% Salary
3% Benefits
12% Pension
25% Annual bonus
27% LTIP

Salary

Base salaries are rigorously benchmarked and reflect the role, job size and responsibility as well as individual performance and effectiveness. The Group Chief Executive's salary is reviewed annually each June by the committee with any increase taking effect on 1 July of each year. Other executives' salaries are subject to annual review each December with any increases taking effect on 1 January.

The annual base salaries of the executive directors are:

	Annual base salaries
Richard Cousins	£800,000 (effective 1 July 2007)
Gary Green	US$1,000,000 (effective 1 January 2007)
Andrew Martin	£500,000 (effective 1 January 2007)

Benefits

These comprise healthcare insurance for executive directors and their dependants, limited financial advice, life assurance and car benefit.

Pensions

The Group's policy is not to offer defined benefit arrangements to new employees at any level (save where required by applicable legislation). Incoming executive directors are invited either to join the Company's contracted-in money purchase arrangement or to take a fixed salary supplement, which is excluded from any bonus calculation.

At 30 September 2007 there were no executive directors actively participating in any Compass Group defined benefit pension arrangements and none of the executive directors is accruing additional entitlement to benefit under any arrangements that existed prior to their appointment as executive directors.

Richard Cousins and Gary Green elected to receive a salary supplement equal to 35% of their basic salaries in lieu of pension.

In the light of the A Day pension legislation, Andrew Martin also elected to receive a salary supplement equal to 35% of basic salary with effect from 6 April 2006 and waived all rights to his final salary pension, money purchase pension and unfunded unapproved pension relating to his employment prior to that date as reported in 2006.

Annual bonus

The annual bonus is earned by the achievement of performance targets set by the committee at the start of each financial year and is delivered in cash. The target (or par) award for the year ended 30 September 2007 was 75% of base salary, with a further maximum of 75% of base salary available for superior performance.

For the year ended 30 September 2007, the bonus measures for Messrs Cousins and Martin were Group profit before interest and tax ('PBIT') (60%), free cash flow ('FCF') (20%) and a personal target ('PT') (20%) with a supplementary financial underpin such that the amount payable pursuant to the achievement of the FCF and PT measures would be halved unless the threshold PBIT measure was achieved. Mr Green's 60%/20% PBIT/cash targets are split as to 20%/5% based on Group PBIT/FCF and 40%/15% based on PBIT/cash flow for his area of responsibility in the USA, Canada and Mexico.

The percentages of base salary shown below were paid to the directors for the year ended 30 September 2007.

	Actual bonus paid (% of base salary)
Richard Cousins	145.5%
Gary Green	127.5%
Andrew Martin	147.0%

The committee continues to be satisfied that the performance targets are challenging and promote the Company's business strategy and have, accordingly, confirmed that there will be no change to the bonus measures for the year ending 30 September 2008, together with the supplementary underpin based on achievement of the Group's PBIT target.

Emoluments

The aggregate remuneration of the directors who served during the financial year ended 30 September 2007 was as follows:

Name of director	Salary & fees £000	Salary supplement[1] £000	Annual bonus £000	Benefits £000	2007 Total £000	2006 Total £000
Directors in service at 30 September 2007						
Chairman						
Sir Roy Gardner	363	–	–	38	401	188
Executive directors						
Richard Cousins	763	267	1,164	36	2,230	831
Gary Green[2]	380	133	484	21	1,018	–
Andrew Martin	494	168	735	57	1,454	1,229
Non-executive directors						
Peter Blackburn	60	–	–	–	60	50
Sir James Crosby[3]	63	–	–	–	63	–
Sven Kado[4]	67	–	–	–	67	53
Steve Lucas	75	–	–	–	75	65
Tim Parker[3]	38	–	–	–	38	–
Sir Ian Robinson[5]	50	–	–	–	50	–
Former directors						
Peter Cawdron[6]	38	–	–	–	38	90
Val Gooding[7]	15	–	–	–	15	50
Directors who left during the previous year	–	–	–	–	–	2,282
Total	2,406	568	2,383	152	5,509	4,838

1. A supplement of 35% of basic salary is paid in monthly instalments in lieu of pension participation.
2. Gary Green was appointed as a director of the Company on 1 January 2007 and the figures shown in the above table are pro-rated for the nine months from that date.
3. Sir James Crosby and Tim Parker were appointed as directors of the Company on 17 February 2007.
4. The figure shown for Sven Kado for 2006 and 2007 includes a fee of €4,000 and €10,000 respectively in respect of his non-executive directorship of Compass Group Deutschland GmbH.
5. Sir Ian Robinson was appointed as a director of the Company on 1 December 2006.
6. Peter Cawdron resigned as a director of the Company on 16 February 2007.
7. Val Gooding resigned as a director of the Company on 31 December 2006.

Long-Term Incentive Plan

The Company currently operates an LTIP under which executives may receive a conditional award of shares which may vest after a single three-year performance period, based on the achievement of stretching performance conditions. Prior to each year end the committee agrees the LTIP awards to be made on the basis of the share price as at the year end. Because each LTIP award also depends on financial information only available after the year end LTIP grants are not normally made until some weeks after the year end. Both total shareholder return ('TSR') and FCF have been selected since 2006 as the performance conditions which are considered to most closely align the interests of participants with those of the shareholders. The LTIP rewards the achievement of the Group's FCF targets (which are key business targets for the Group) as well as the Company's relative TSR outperformance against a defined list of comparator companies (which aligns the interests of participants with those of shareholders). During the year the committee reviewed the TSR comparator group and determined that the financial services constituents of the FTSE 100 should be excluded for the purpose of the TSR target for awards made in the year ending 30 September 2008. For awards made in the year ended 30 September 2007 the TSR comparator group was the entire FTSE 100.

50% of any LTIP award is based on the Group's FCF over the three-year performance period and 50% on the Company's TSR over the same period relative to the companies comprising the TSR comparator group at the start of the performance period. The precise FCF target for each award is linked to the Group's wider business targets and is set by the committee at the time of grant based on Group projections and market expectations.

No shares vest unless the Group achieves minimum performance. 25% of the portion of the award based on FCF vests on the achievement of minimum performance. Awards vest on a straight-line basis between 25% and 100% where FCF is between minimum and maximum performance. Calculations of the achievement of the targets are independently performed and are approved by the committee.

Following the sale of the Selecta vending business in July 2007, the committee agreed to adjust the FCF targets for existing awards made in the years ended 30 September 2006 and 2007. The committee considered the contribution to the FCF made by the Selecta vending business and sought to make an adjustment which maintained the targets originally set in respect of the remaining business. The minimum and maximum targets for awards made in the year ended 30 September 2006 were amended from £825 million and £900 million to £768 million and £843 million and the FCF targets for awards made in the year ended 30 September 2007 from £950 million and £1,050 million to £859 million and £959 million.

TSR is the aggregate of share price growth and dividends paid (assuming reinvestment of those dividends in the Company's shares during the third-year performance period). 100% of the portion of the award based on TSR will vest if performance is in the top quartile and 25% of the award will vest if performance is at the median. Where performance is between the median and top quartile, awards will vest on a straight-line basis between the median and top quartile. No shares will be released if the Company's TSR performance is below the median.

The following table sets out the percentage of each award which has vested and the percentage of each extant award, had it vested on 30 September 2007.

Year of award	Percentage vested on maturity or indicative vesting percentage based on performance as at 30 September 2007	Performance conditions
2001/02	0% (ended on 1 October 2006)	TSR
2002/03	0% (ended on 1 October 2007	TSR
2003/04	0% (performance after 1st extended performance period of 48 months)	TSR
2004/05	0% (ended on 1 October 2007)	TSR
2005/06	73% (performance after 24 months)	TSR/FCF
2006/07	100% (performance after 12 months)	TSR/FCF

Awards made since 2004 do not benefit from retesting. In addition, for awards made in the year ended 30 September 2006 and subsequent years, any vesting of an award at the end of the performance period is conditional upon the committee being satisfied that the underlying financial performance of the Group justifies such vesting. Extant awards remain subject to the achievement of performance conditions following a participant's agreed retirement date and vesting is determined at the end of the performance period.

Awards are discretionary and may be granted up to an annual maximum of 200% of base salary. Each year the committee assesses the balance between fixed and variable pay and resolved that, exceptionally, any award made in the year ending 30 September 2008 should be set at 200% of annual base salary to recognise exceptional performance achieved during the year ended 30 September 2007.

Directors' interests in the Long-Term Incentive Plan

Details of existing awards as at the date of this report and awards conditionally made to the executive directors in office during the year ended 30 September 2007 are shown in the table below:

Name of director	As at 30 Sep 2006 (or date of appointment): number of shares	Awarded during the year: number of shares	Lapsed during the year: number of shares	As at 30 Sep 2007: number of shares	Market price at date of award: pence	Performance conditions	Date of award	Vesting date
Richard Cousins	727,272	–	–	727,272	206.25	TSR/FCF	14 Jun 2006	1 Oct 2008
	–	419,384	–	419,384	312.00	TSR/FCF	8 Mar 2007	1 Oct 2009
	727,272	**419,384**	**–**	**1,146,656**				
Gary Green[1]	70,340	–	70,340	–	482.00	TSR[2]	25 Feb 2002	1 Oct 2006[3]
	135,286	–	–	135,286	336.25	TSR[2]	3 Jul 2003	1 Oct 2007[3]
	104,896	–	–	104,896	371.75	TSR[2]	19 Dec 2003	1 Oct 2008[3]
	168,461	–	–	168,461	243.50	TSR[2]	21 Dec 2004	1 Oct 2007
	365,938	–	–	365,938	206.25	TSR/FCF	14 Jun 2006	1 Oct 2008
	–	298,706	–	298,706	312.00	TSR/FCF	8 Mar 2007	1 Oct 2009
	844,921	**298,706**	**70,340**	**1,073,287**				
Andrew Martin	142,449	–	–	142,449	243.50	TSR[2]	21 Dec 2004	1 Oct 2007
	460,606	–	–	460,606	206.25	TSR/FCF	14 Jun 2006	1 Oct 2008
	–	279,588	–	279,588	312.00	TSR/FCF	8 Mar 2007	1 Oct 2009
	603,055	**279,588**	**–**	**882,643**				

1. Gary Green was appointed as a director of the Company on 1 January 2007.
2. 100% of the award is based on growth in the Company's TSR relative to the FTSE 100 subject to the achievement of a supplementary financial underpin whereby average increase in earnings per share ('EPS') must be greater than the increase in the UK Retail Price Index ('RPI') over a three year period.
3. Awards made prior to 2004 were subject to retesting. The dates shown are the final vesting dates for these awards. After 2004, all awards have only one vesting date as shown.

All Awards were granted for nil consideration.
The highest mid-market price of the Company's ordinary shares during the year was 381.75 pence and the lowest was 264.50 pence. The year end price was 302.00 pence.

Total shareholder return

The performance graphs below show the Company's TSR performance against the performance of the FTSE 100 over the two and five-year periods to 30 September 2007. The FTSE 100 Index has been chosen as being a broad equity market index of which the Company has been a constituent member throughout each period.

TSR performance against FTSE 100
Over two years


Compass Group
FTSE 100 Index
Value of a hypothetical £100 holding (£)
200
180
160
140
120
100
Sep 05
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07
Jun 07
Sep 07

TSR performance against FTSE 100
Over five years


Compass Group
FTSE 100 Index
Value of a hypothetical £100 holding (£)
250
200
150
100
50
0
Sep 02
Sep 03
Sep 04
Sep 05
Sep 06
Sep 07

Suspended plans

The LTIP was the only form of equity-based incentive granted for the year ended 30 September 2007, and this will continue to be the policy for the year ending 30 September 2008.

Awards prior to 2005 were made under two further share incentive plans in previous years: the Compass Group Bonus Matching Shares Plan and the Compass Group Share Option Plan. Existing rights under these plans remain and may result in the vesting of further shares in the capital of the Company. Shareholder approval will be sought should the Company wish to make any further awards to executive directors under these suspended plans.

Under the Compass Group Bonus Matching Shares Plan, executive directors were permitted to invest up to 50% of any pre-tax performance related bonus in the Company's shares. If the shares were held for three years and the director continued to be employed by the Group, the participant would be eligible to receive a proportion of matching shares based on the Group achieving underlying earnings per share average growth in excess of RPI over the period.

Under the Compass Group Share Option Plan, executive directors were eligible to receive awards equating to an annual maximum of 200% of basic salary, at an exercise price not lower than the market value of the Company's shares on the day prior to grant. Options would normally be exercisable on a sliding scale between the third and tenth anniversaries of the date of grant subject to satisfaction of an EPS performance condition, after which they lapse.

The Company also has in place UK and overseas all-employee plans in which executive directors may participate. However, no grants have been made under these plans since 2005. Further details of the plans may be found in prior years' annual reports.

Suspended plans

The tables below show the number of options and awards held by the directors in office during the year under the suspended share incentive plans.

Directors' bonus matching share awards

Name of director	As at date of appointment: number of shares	As at 30 Sep 2007: number of shares	Market price at date of award: pence	Deferral period
Gary Green	103,275	103,275[1]	220.50	1 Oct 2004 – 30 Sep 2007

1. These shares can be called for by Mr Green in the 12 months from 1 October 2007.

Directors' interests in share options

Name of director	As at 30 Sep 2006 (or date of appointment): number of shares	Exercised during the year: number of shares	Lapsed during the year: number of shares	As at 30 Sep 2007: number of shares	Exercise price: pence	Performance conditions (see notes below)	Normal exercise period
Gary Green							
Share Option Plan	467,925	–	–	467,925	316.10	1	29 Sep 2002–28 Sep 2009
	458,750	–	–	458,750	371.60	2	13 Sep 2003–12 Sep 2010
	350,000	–	–	350,000	430.00	2	19 Sep 2004–18 Sep 2011
	350,000	–	–	350,000	422.00	2	23 May 2004–22 May 2012
	129,500	–	–	129,500	292.50	2	30 Sep 2005–29 Sep 2012
	500,000	–	–	500,000	320.00	2,4	28 May 2006–27 May 2013
	300,000	–	–	300,000	316.25	2,3	3 Aug 2007–2 Aug 2014
	450,000	–	–	450,000	229.25	2,3	1 Dec 2007–30 Nov 2014
US Stock Bonus Plan	11,006	–	–	11,006	–	5	1 Sep 2008
	3,017,181	–	–	**3,017,181**			
Andrew Martin							
Share Option Plan	650,000	–	–	650,000	333.50	2,3	7 Jun 2007–6 Jun 2014
	365,000	–	–	365,000	229.25	2,3	1 Dec 2007–30 Nov 2014
Sharesave	3,532	3,532	–	–	266.80	5	1 Sep 2007–29 Feb 2008
	1,018,532	**3,532**	–	**1,015,000**			

1. Options were awarded under the Compass Group 1999 Executive Share Option Plan. The performance targets on these grants ceased to apply following the Granada Compass merger in 2000.
2. Options were awarded under the Compass Group Share Option Plan. If average earnings per share growth is at least 6% over a three year period between grant and exercise, one third of shares under option become exercisable. Options are exercisable in full at 12% growth and on a straight line basis in between.
3. Performance is tested once only after a three year period. There is no further opportunity for retesting.
4. The earnings per share target has not been met. The target may be retested annually for the life of the option.
5. Options were awarded under an all-employee plan, and are not subject to satisfaction of a performance target.

No awards or options were granted or exercised under any of the suspended share incentive plans during the year ended 30 September 2007.
Earnings per share measures have been adjusted for awards made prior to 2005 to achieve consistency between IFRS and UK GAAP reporting.
The highest mid-market price of the Company's ordinary shares during the year was 381.75 pence and the lowest was 264.50 pence. The year end price was 302.00 pence.

Directors' remuneration report

continued

Plan limits headroom

5% in 10 years



- 3.73% Executive
- 0.38% LTIP
- 0.89% Headroom

10% in 10 years



- 2.77% All Employee
- 3.73% Executive
- 0.38% LTIP
- 3.12% Headroom

Dilution limits

All of the Company's equity based incentive plans incorporate the current ABI Guidelines on headroom which provide that overall dilution under all plans should not exceed 10% over a 10 year period in relation to the Company's issued share capital (or reissue of treasury shares), with the further limitation of 5% in any 10 year period on executive plans.

The committee regularly monitors the position and prior to the making of any award considers the effect of potential vesting of options or share awards to ensure that the Company remains within these limits. Any awards which are required to be satisfied by market purchased shares are excluded from such calculations. No treasury shares were utilised in the year ended 30 September 2007.

As at 30 September 2007, the Company's headroom position, which remains within current ABI Guidelines, was as shown in the table to the left.

Service agreements

It is the Company's policy that service contracts for the executive directors have no fixed term but are capable of termination on 12 months notice from the Company and six months notice from the director, (12 months for Richard Cousins). The Company also retains the right to terminate the contract immediately by making a payment in lieu of notice equal to 12 months pay, on target bonus, pension supplement and an amount equal to 10% of basic pay in respect of benefits to be paid in monthly instalments, subject to an obligation on the director to mitigate his loss. The service contracts outline the components of remuneration paid to the individual but do not prescribe how remuneration levels are to be modified from year to year.

Executive directors' service agreements

	Date of contract
Richard Cousins	22 November 2007
Gary Green	27 November 2007
Andrew Martin	27 November 2007

External appointments

With the Board's agreement executive directors may take up one non-executive directorship outside of the Group. Richard Cousins receives a fee of £94,000 p.a., in respect of his directorship of HBOS plc, which he is permitted to retain.

Share ownership policy

In order that their interests are aligned with those of shareholders, executive directors are expected to build up and maintain a personal shareholding in the Company of at least 100% of gross base salary. New directors will undertake to build up their shareholding within four years of their appointment.

The committee reviewed and noted that these targets were achieved by all executive directors during the year. Directors' current shareholdings are set out on page 26.

Chairman

The fee for the Chairman is reviewed annually by the committee each June with any increase taking effect on 1 July. The Chairman's fee was set at £400,000 p.a., with effect from 1 July 2007.

The Chairman is not eligible for pension scheme membership, bonus or incentive arrangements. He is entitled to the provision of life and medical insurance for himself and his spouse, financial planning assistance and car benefit.

Policy on remuneration of non-executive directors

The fees for the non-executive directors are reviewed and determined by the Board each year. The base fee for the year ended 30 September 2007 was £60,000 p.a., with an additional fee of £15,000 p.a. payable where a non-executive director acts as Chairman of either the Audit or Remuneration Committee and an additional fee of £25,000 p.a. for the director nominated as senior independent non-executive director. Non-executive directors are not eligible for pension scheme membership, bonus or incentive arrangements.

Non-executive directors have letters of engagement. They are appointed for an initial period of three years, after which the appointment is renewable at three-year intervals by mutual consent. Details of their appointments, which are terminable without compensation, are set out in the table on page 39.

Non-executive directors' letters of engagement

Non-executive director	Original date of appointment	Letter of engagement	Total length of service at 30 September 2007
Sir Roy Gardner	1 Oct 2005	15 Sep 2005	2 years
Peter Blackburn[1]	10 Apr 2002	16 May 2002 (renewed 31 Mar 2004)	5 years, 5 months
Sir James Crosby	17 Feb 2007	16 Feb 2007	7 months
Sven Kado	10 Apr 2002	10 Apr 2002 (renewed 31 Mar 2004)	5 years, 5 months
Steve Lucas	7 Jul 2004	17 Jun 2004 (renewed 25 Jun 2007)	3 years, 2 months
Susan Murray	11 Oct 2007	11 Oct 2007	–
Tim Parker	17 Feb 2007	16 Feb 2007	7 months
Sir Ian Robinson	1 Dec 2006	1 Dec 2006	10 months

1. Mr Blackburn retired from the Board on 31 October 2007.

Other senior executives and management

There are a number of senior executives who, with the executive directors, comprise the Executive Committee. These key management roles influence the ability of the Group to meet its strategic targets. The committee has regard to the remuneration level and structure of this group whose total remuneration including salary and other short-term benefits, target (or par) bonus and the expected value of long-term incentives is summarised below.

Total remuneration for the year ended 30 September 2007 £000	Number in band
201 – 500	1
501 – 800	–
801 – 1,100	2
1,101 – 1,400	3
1,401 – 1,450	1

On behalf of the Board
Sir James Crosby
Chairman of the Remuneration Committee
28 November 2007

Independent auditors' report to the members of Compass Group PLC

Introduction

We have audited the Group financial statements of Compass Group PLC for the year ended 30 September 2007 which comprise the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement, the accounting policies and the related notes 1 to 37. These Group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' remuneration report that is described as having been audited.

We have reported separately on the parent company financial statements of Compass Group PLC for the year ended 30 September 2007.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' remuneration report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the part of the Directors' remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Group financial statements.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited Group financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the Directors' remuneration report to be audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 30 September 2007 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the part of the Directors' remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the Group financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
28 November 2007

Consolidated income statement
for the year ended 30 September 2007

	Notes	2007 Before exceptional items £m	2007 Exceptional items (Note 7) £m	2007 Total £m	2006 Before exceptional items £m	2006 Exceptional items (Note 7) £m	2006 Total £m
Continuing operations:							
Revenue	1	**10,268**	–	**10,268**	10,267	–	10,267
Operating costs	2	**(9,743)**	–	**(9,743)**	(9,812)	–	(9,812)
Operating profit	1	**525**	–	**525**	455	–	455
Share of profit of associates		**4**	–	**4**	2	–	2
Total operating profit		**529**	–	**529**	457	–	457
Finance income	4	**28**	–	**28**	15	–	15
Finance costs	4	**(115)**	–	**(115)**	(160)	–	(160)
Hedge accounting ineffectiveness	4	**(6)**	–	**(6)**	11	–	11
Profit before tax		**436**	–	**436**	323	–	323
Income tax (expense)/credit	5	**(124)**	–	**(124)**	(105)	44	(61)
Profit for the year from continuing operations	1	**312**	–	**312**	218	44	262
Discontinued operations:							
Profit/(loss) for the year from discontinued operations	6	**15**	**197**	**212**	60	(27)	33
Continuing and discontinued operations:							
Profit for the year		**327**	**197**	**524**	278	17	295
Attributable to:							
Equity shareholders of the Company		**318**	**197**	**515**	268	17	285
Minority interest		**9**	–	**9**	10	–	10
Profit for the year		**327**	**197**	**524**	278	17	295
Basic earnings per share (pence)							
From continuing operations	8			**15.0p**			11.7p
From discontinued operations	8			**10.6p**			1.6p
From continuing and discontinued operations	8			**25.6p**			13.3p
Diluted earnings per share (pence)							
From continuing operations	8			**15.0p**			11.7p
From discontinued operations	8			**10.4p**			1.6p
From continuing and discontinued operations	8			**25.4p**			13.3p

Consolidated statement of recognised income and expense
for the year ended 30 September 2007

	Notes	2007 £m	2006 £m
Net income/(expense) recognised in equity			
Fair value movement on cash flow hedges		–	4
Currency translation differences		(12)	(7)
Actuarial gains/(losses) on post-retirement employee benefits	23	38	(37)
Tax on items taken directly to equity	5	8	3
Recognition of deferred tax asset relating to currency translation differences in prior years	5	37	–
Income/(expense) recognised directly in equity		71	(37)
Transfers			
Transfer to profit or loss from equity of cumulative translation differences on discontinued activities		–	2
Transfer to profit or loss from equity on cash flow hedges		–	(6)
Net transfer to profit or loss from equity		–	(4)
Net gain/(loss) recognised directly in equity			
Net gain/(loss) recognised directly in equity		71	(41)
Profit for the financial year			
Profit for the financial year		524	295
Total recognised income and expense for the year	25	595	254
Attributable to:			
Equity shareholders of the Company		576	248
Minority interests		19	6
Total recognised income and expense for the year	25	595	254

Consolidated balance sheet
as at 30 September 2007

	Notes	2007 £m	2006 £m
Non-current assets			
Goodwill	10	**2,985**	3,451
Other intangible assets	11	**142**	152
Property, plant and equipment	12	**576**	756
Interests in associates	13	**25**	39
Other investments	14	**12**	9
Deferred tax assets*	5	**240**	237
Trade and other receivables	16	**66**	117
Derivative financial instruments**	20	**13**	22
Non-current assets		**4,059**	4,783
Current assets			
Inventories	17	**179**	212
Trade and other receivables	16	**1,343**	1,424
Tax recoverable*		**10**	10
Derivative financial instruments**	20	**2**	9
Cash and cash equivalents**	18	**839**	848
Current assets		**2,373**	2,503
Total assets		**6,432**	7,286
Current liabilities			
Short-term borrowings**	19	**(151)**	(119)
Derivative financial instruments**	20	**–**	(2)
Current tax liabilities*		**(171)**	(357)
Trade and other payables	21	**(1,833)**	(1,990)
Provisions	22	**(86)**	(65)
Current liabilities		**(2,241)**	(2,533)
Non-current liabilities			
Long-term borrowings**	19	**(1,452)**	(1,835)
Derivative financial instruments**	20	**(15)**	(18)
Post-employment benefit obligations	23	**(162)**	(282)
Provisions	22	**(351)**	(242)
Deferred tax liabilities*	5	**(5)**	(18)
Other payables	21	**(36)**	(46)
Non-current liabilities		**(2,021)**	(2,441)
Total liabilities		**(4,262)**	(4,974)
Net assets		**2,170**	2,312
Equity			
Share capital	24, 25	**193**	210
Share premium account	25	**122**	96
Capital redemption reserve	25	**33**	15
Less: own shares	25	**(1)**	–
Other reserves	25	**4,312**	4,288
Retained earnings	25	**(2,511)**	(2,303)
Total equity shareholders' funds		**2,148**	2,306
Minority interests	25	**22**	6
Total equity		**2,170**	2,312

* Component of current and deferred taxes ** Component of net debt

Approved by the Board of directors on 28 November 2007 and signed on their behalf by

Richard J Cousins, Director
Andrew D Martin, Director

Consolidated cash flow statement
for the year ended 30 September 2007

	Notes	2007 £m	2006 £m
Cash flow from operating activities			
Cash generated from operations	28	753	651
Interest paid		(152)	(186)
Interest element of finance lease rentals		(3)	(3)
Tax received		4	4
Tax paid		(121)	(97)
Net cash from/(used in) operating activities of continuing operations		481	369
Net cash from/(used in) operating activities of discontinued operations	29	(18)	178
Net cash from/(used in) operating activities		463	547
Cash flow from investing activities			
Purchase of subsidiary companies and investments in associated undertakings	27	(31)	(167)
Proceeds from sale of subsidiary companies and associated undertakings – discontinued activities	6	782	1,807
Proceeds from sale of subsidiary companies and associated undertakings – other activities		32	–
Proceeds from sale of other investments		4	–
Tax on profits from sale of subsidiary companies and associated undertakings		(51)	(50)
Contribution of disposal proceeds to pension plans		(45)	(280)
Purchase of property, plant and equipment		(156)	(153)
Proceeds from sale of property, plant and equipment		22	20
Purchase of intangible assets and investments		(21)	(30)
Dividends received from associated undertakings		6	2
Interest received		28	15
Net cash from/(used in) investing activities by continuing operations		570	1,164
Net cash from/(used in) investing activities by discontinued operations	29	(30)	(105)
Net cash from/(used in) investing activities		540	1,059
Cash flow from financing activities			
Proceeds from issue of ordinary share capital	25	27	2
Purchase of own shares[1]		(576)	(148)
Net increase/(decrease) in borrowings	30	(239)	(647)
Repayment of obligations under finance leases	30	(15)	(15)
Equity dividends paid	9, 25	(208)	(213)
Dividends paid to minority interests	25	(3)	(11)
Net cash from/(used in) financing activities by continuing operations		(1,014)	(1,032)
Net cash from/(used in) financing activities by discontinued operations	29	–	–
Net cash from/(used in) financing activities		(1,014)	(1,032)
Cash and cash equivalents			
Net increase/(decrease) in cash and cash equivalents	30	(11)	574
Cash and cash equivalents at beginning of the year	30	848	281
Exchange gains and losses on cash and cash equivalents	30	2	(7)
Cash and cash equivalents at end of the year	30	839	848

1. Share buy-back £575 million. Own shares acquired to satisfy employee share based payments £1 million.

Reconciliation of free cash flow from continuing operations

for the year ended 30 September 2007

	2007 £m	2006 £m
Net cash from operating activities of continuing operations	481	369
Purchase of property, plant and equipment	(156)	(153)
Proceeds from sale of property, plant and equipment	22	20
Purchase of intangible assets and investments	(21)	(30)
Dividends received from associated undertakings	6	2
Interest received	28	15
Dividends paid to minority interests	(3)	(11)
Free cash flow from continuing operations	357	212

Introduction

The significant accounting policies adopted in the preparation of the Group's financial statements are set out below:

A Accounting convention and basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS') and International Financial Reporting Interpretations Committee ('IFRIC') interpretations as adopted by the European Union at 30 September 2007 and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. They have been prepared under the historical cost convention as modified by the revaluation of certain financial instruments.

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group's accounting period beginning on 1 October 2007 or later periods. The Group has identified IFRS 7 'Financial Instruments: Disclosures', IFRS 8 'Operating Segments', IAS 1 'Presentation of Financial Statements' (revised 2007), IFRIC 11 'IFRS 2 Group and Treasury Share Transactions' and IFRIC 12 'Service Concession Arrangements' as being relevant to its business but the Group has not adopted these early. The Group does not anticipate that any of these standards and interpretations would have a material impact on the Group's financial statements.

IFRIC 14 'IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' is not mandatory for the Group's accounting period ending 30 September 2007, but has been adopted early. The Group has not recognised actuarial surpluses of £92 million arising on defined benefit obligations in its accounts for the year ended 30 September 2007.

B Use of assumptions and estimates

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and assumptions are based on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of assets and liabilities in the next financial year are discussed below.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes as there are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the results for the year and the respective income tax and deferred tax provisions in the year in which such determination is made.

Goodwill

The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy set out in section M below. The recoverable amounts of cash generating units have been determined based on value in use calculations. These calculations require the use of estimates and assumptions consistent with the most up-to-date budgets and plans that have been formally approved by management. The key assumptions used for the value in use calculations are set out in note 10 to the financial statements.

Post employment benefits

Defined benefit schemes are reappraised annually by independent actuaries based on actuarial assumptions. Significant judgement is required in determining these actuarial assumptions. The principal assumptions used are described in note 23 to the financial statements.

C Basis of consolidation

The consolidated financial statements consist of the financial statements of the Company, entities controlled by the Company (its subsidiaries) and the Group's share of interests in joint ventures and associates made up to 30 September each year.

D Subsidiaries, associates and joint ventures

Subsidiaries

Subsidiaries are entities over which the Group has the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing control.

Joint ventures

Joint ventures are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and other venturers under a contractual agreement. The Group's share is accounted for using the proportionate consolidation method. The consolidated income statement and balance sheet include the Group's share of the income, expenses, assets and liabilities.

Associates

Associates are undertakings that are not subsidiaries or joint ventures over which the Group has significant influence and can participate in financial and operating policy decisions. Investments in associated undertakings are accounted for using the equity method. The consolidated income statement includes the Group's share of the profit after tax of the associated undertakings. Investments in associates include goodwill identified on acquisition and are carried in the Group balance sheet at cost plus post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in value.

Adjustments

Where necessary, adjustments are made to the financial statements of subsidiaries, associates and joint ventures to bring the accounting policies used in line with those used by the Group.

Acquisitions and disposals

The results of subsidiaries, associates or joint ventures acquired or disposed of during the period are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Intra-group transactions

All intra-group transactions, balances, income and expenses are eliminated on consolidation. Where a Group subsidiary transacts with a joint venture of the Group, profits or losses are eliminated to the extent of the Group's interest in the relevant joint venture.

E Acquisitions

The acquisition of subsidiaries is accounted for using the purchase method. The cost of acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued plus costs directly attributable to the acquisition.

Identifiable assets acquired and liabilities and contingent liabilities assumed are recognised at the fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale which are recognised and measured at fair value less costs to sell.

The cost of the acquisition in excess of the Group's interest in the net fair value of the identifiable net assets acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

F Foreign currency

The consolidated financial statements are prepared in pounds Sterling, which is the functional currency of the parent company.

In preparing the financial statements of individual companies within the Group, transactions in currencies other than pounds Sterling are recorded at the rates of exchange on the dates of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates on the balance sheet date. Gains and losses arising on retranslation are included in the income statement for the period, except for where they arise on items taken directly to equity, in which case they are also recognised in equity.

In order to hedge its exposure to certain foreign exchange risks the Group enters into forward contracts (see section Q below for the Group's accounting policies in respect of derivative financial instruments).

On consolidation, the assets and liabilities of the Group's overseas operations (expressed in their functional currencies, being the currency of the primary economic environment in which each entity operates) are translated at the exchange rates on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or expense in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

G Revenue

Revenue is recognised in the period in which services are provided in accordance with the terms of the contractual relationships with third parties. Revenue represents the fair value of the consideration received or receivable for goods and services provided in the normal course of business, excluding trade discounts, value added tax and similar sales taxes.

Management fee contracts

Revenue from management fee contracts comprises the total of sales made to consumers, the subsidy charged to clients, together with the management fee charged to clients.

Fixed price contracts

Revenue from fixed price contracts is recognised in proportion to the volume of services that the Group is contracted to supply in each period.

Inter-segment transactions

There is minimal intra-group trading between the reported business segments. Where such trading does take place it is on similar terms and conditions to those available to third parties.

H Rebates and other amounts received from suppliers

Rebates and other amounts received from suppliers include agreed discounts from suppliers' list prices, value and volume-related rebates.

Income from value and volume-related rebates is recognised based on actual purchases in the period as a proportion of total purchases made or forecast to be made over the rebate period.

Agreed discounts relating to inventories are credited to the income statement as the goods are consumed.

Rebates relating to items purchased but still held at the balance sheet date are deducted from the carrying value of these items so that the cost of inventories is recorded net of applicable rebates.

Rebates received in respect of plant and equipment are deducted from the costs capitalised.

I Borrowing costs

Borrowing costs are recognised in the income statement in the period in which they are incurred.

J Operating profit

Operating profit is stated before the share of results of associates, investment revenue and finance costs.

K Exceptional items

Exceptional items are disclosed and described separately in the financial statements where it is necessary to do so to provide further understanding of the financial performance of the Group. They are material items of income or expense that have been shown separately due to the significance of their nature or amount.

L Tax

Income tax expense comprises current and deferred tax. Tax is recognised in the income statement except where it relates to items taken directly to equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interest in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised.

Deferred tax assets and liabilities are offset against each other when they relate to income taxes levied by the same tax jurisdiction and the Group intends to settle its current tax assets and liabilities on a net basis.

M Intangible assets

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable assets and liabilities of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill is tested annually for impairment and is carried at cost less any accumulated impairment losses.

Goodwill is allocated to cash-generating units ('CGU') for the purpose of impairment testing. A CGU is identified at the lowest aggregation of assets that generate largely independent cash inflows, and that which is looked at by management for monitoring and managing the business. This is generally the total business for a country. However, in some instances, where there are distinct separately managed business activities within a country, particularly if they fall within different secondary business segments, the CGU is identified at this lower level.

If the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Any impairment is immediately recognised in the income statement and an impairment loss recognised for goodwill is not subsequently reversed.

On disposal, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent gain or loss on disposal.

Other intangible assets

Intangible assets acquired separately are capitalised at cost or, if acquired as part of a business combination, are capitalised at fair value as at the date of the acquisition. Internally-generated intangible assets are not capitalised. Amortisation is charged on a straight-line basis on assets over their expected useful lives.

The following rates applied for the Group:

- Contract-related intangible assets: the life of the contract; and
- Computer software: 6% to 33% per annum.

The typical life of contract-related intangibles is between 2 and 20 years.

N Property, plant and equipment

All tangible fixed assets are reviewed for impairment when there are indications that the carrying value may not be recoverable. Freehold land is not depreciated. All other property, plant and equipment assets are carried at cost less accumulated depreciation and any recognised impairment in value.

Depreciation is provided on a straight-line basis over the anticipated useful lives of the assets.

The following rates applied for the Group:

- Freehold buildings and long-term leasehold property: 2% per annum;
- Short-term leasehold property: the life of the lease;
- Plant and machinery: 8% to 33% per annum; and
- Fixtures and fittings: 8% to 33% per annum.

When assets are sold, the difference between sales proceeds and the carrying amount of the assets is dealt with in the income statement.

O Assets held for sale

Non-current assets and disposal groups are classified as held for sale if the carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, management is committed to a sale plan, the asset is available for immediate sale in its present condition and the sale is expected to be completed within one year from the date of classification. These assets are measured at the lower of carrying value and fair value less costs to sell.

P Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is calculated using either the weighted average price or the first in, first out method as appropriate to the circumstances. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Q Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument. Financial assets and liabilities, including derivative financial instruments, denominated in foreign currencies are translated into Sterling at period-end exchange rates. Gains and losses are dealt with through the income statement, unless hedge accounting treatment is available.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

Borrowings

Borrowings are recognised initially at the proceeds received, net of direct issue costs. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of direct issue costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Liabilities in respect of option agreements

Option agreements that allow minority shareholders to require the Group to purchase the minority interest are treated as derivatives over equity instruments. These are recorded in the balance sheet at fair value and the valuation is re-evaluated at each period end. Fair value is based on the present value of expected cash outflows. The movement in fair value is recognised as income or expense within finance costs in the income statement.

Derivative financial instruments and hedge accounting

The Group uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hedge its risks associated with changes in foreign exchange rates and interest rates. Such derivative financial instruments are initially measured at fair value on the contract date, and are re-measured to fair value at subsequent reporting dates.

The use of financial derivatives is governed by the Group's policies approved by the Board of directors that provide written principles on the use of financial derivatives consistent with the Group's risk management strategy. The Group does not use derivative financial instruments for speculative purposes.

The fair value of forward foreign exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swaps is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

In relation to fair value hedges (interest rate swaps) which meet the conditions for hedge accounting, any gain or loss from re-measuring the hedging instrument at fair value is recognised immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the net profit and loss such that it is fully amortised by maturity.

When fair value hedge accounting is discontinued, any adjustment to the carrying amount of the hedged item for the designated risk for interest-bearing financial instruments is amortised to profit or loss, with amortisation commencing no later than when the hedged item ceases to be adjusted.

The Group's policy is to convert a proportion of its floating rate debt to fixed rates, using floating to fixed interest rate swaps. The Group designates these as cash flow hedges of interest rate risk.

In relation to cash flow hedges (forward foreign exchange contracts) to hedge firm commitments which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

When the hedged firm commitment results in the recognition of an asset or liability, then at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost of other carrying amount of the asset or liability. For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

For derivative financial instruments that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement in the period.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement in the period.

Additional information can be found in note 20 to the financial statements.

R Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Payments made under operating leases are charged to income on a straight-line basis over the period of the lease. Any incentives to enter into an operating lease are also spread on a straight-line basis over the lease term.

S Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event and it is probable that the Group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the cost of settling these liabilities and are discounted to present value where the effect is material.

T Employee benefits

Pension obligations

Payments made to defined contribution pension schemes are charged as an expense when they fall due. Payments made to state-managed schemes are dealt with as payments to defined contribution schemes where the Group's obligations under the schemes are equivalent to those arising in a defined contribution pension scheme.

For defined benefit pension schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognised immediately in the statement of recognised income and expense.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The pension obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Other post-employment obligations

Some Group companies provide other post-employment benefits. The expected costs of these benefits are accrued over the period of employment using a similar basis to that used for defined benefit pension schemes. Actuarial gains and losses are recognised immediately in the statement of recognised income and expense.

Share-based payments

The Group issues equity-settled and cash-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Fair value is measured using either the binomial distribution or Black-Scholes option pricing models as is most appropriate for each scheme. The expected life used in the models has been adjusted, based on management's best estimate, for the effects of exercise restrictions and behavioural considerations.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date.

Holiday pay

Paid holidays and similar entitlements are regarded as an employee benefit and are charged to the income statement as the benefits are earned. An accrual is made at the balance sheet date to reflect the fair value of holidays earned but not taken.

1 Segmental reporting

Revenues	North America £m	Continental Europe £m	United Kingdom £m	Rest of the World £m	Intra Group £m	Total £m
	Geographical segments					
Year ended 30 September 2007						
Total revenue	**4,162**	**2,842**	**1,986**	**1,654**	**(18)**	**10,626**
Less: inter-segment revenue	**–**	**(7)**	**(7)**	**(4)**	**18**	**–**
External revenue	**4,162**	**2,835**	**1,979**	**1,650**	**–**	**10,626**
Less: discontinued businesses	**–**	**(282)**	**(48)**	**(28)**	**–**	**(358)**
External revenue – continuing	**4,162**	**2,553**	**1,931**	**1,622**	**–**	**10,268**
Year ended 30 September 2006						
Total revenue	4,437	3,321	2,815	1,730	(39)	12,264
Less: inter-segment revenue	–	(13)	(10)	(16)	39	–
External revenue	4,437	3,308	2,805	1,714	–	12,264
Less: discontinued businesses	(147)	(824)	(923)	(103)	–	(1,997)
External revenue – continuing	4,290	2,484	1,882	1,611	–	10,267

Result	North America £m	Continental Europe £m	United Kingdom £m	Rest of the World £m	Central activities £m	Total £m
	Geographical segments					
Year ended 30 September 2007						
Total operating profit before associates	**261**	**181**	**107**	**57**	**(58)**	**548**
Less: discontinued businesses	**–**	**(30)**	**–**	**7**	**–**	**(23)**
Operating profit before associates – continuing	**261**	**151**	**107**	**64**	**(58)**	**525**
Add: Share of profit of associates	**1**	**–**	**3**	**–**	**–**	**4**
Operating profit – continuing	**262**	**151**	**110**	**64**	**(58)**	**529**
Finance income						**28**
Finance costs						**(115)**
Hedge accounting ineffectiveness						**(6)**
Profit before tax						**436**
Income tax expense						**(124)**
Profit for the year from continuing operations						**312**
Year ended 30 September 2006						
Total operating profit before associates	247	177	125	46	(66)	529
Less: discontinued businesses	(2)	(55)	(18)	1	–	(74)
Operating profit before associates – continuing	245	122	107	47	(66)	455
Add: Share of profit of associates	1	–	1	–	–	2
Operating profit – continuing	246	122	108	47	(66)	457
Finance income						15
Finance costs						(160)
Hedge accounting ineffectiveness						11
Profit before tax						323
Income tax expense						(61)
Profit for the year from continuing operations						262

Russia and Turkey were transferred from the Rest of the World to the Continental Europe segment during the current reporting period to ensure alignment with the new management reporting structure. The 2006 segmental results have been restated on a consistent basis. The combined revenue and operating profit of these businesses was £46 million and £3 million respectively for the year ended 30 September 2006.

1 Segmental reporting continued

Revenues	Business segments: Contracts £m	Vending £m	Travel Concessions £m	Total £m
Year ended 30 September 2007				
External revenue	**9,843**	**783**	**–**	**10,626**
Less: discontinued businesses	**(33)**	**(325)**	**–**	**(358)**
External revenue – continuing	**9,810**	**458**	**–**	**10,268**
Year ended 30 September 2006				
External revenue	9,784	1,009	1,471	12,264
Transfers	77	–	(77)	–
Less: discontinued businesses	(121)	(482)	(1,394)	(1,997)
External revenue – continuing	9,740	527	–	10,267

The Travel Concessions businesses held on 30 September 2006 were transferred to the Contracts segment to ensure alignment with the new management reporting structure.

Balance sheet	Geographical segments: North America £m	Continental Europe £m	United Kingdom £m	Rest of the World £m	Central activities £m	Unallocated: Current and deferred tax £m	Net debt £m	Total £m
As at 30 September 2007								
Total assets	**1,726**	**849**	**2,124**	**620**	**9**	**250**	**854**	**6,432**
Total liabilities	**(654)**	**(713)**	**(333)**	**(362)**	**(406)**	**(176)**	**(1,618)**	**(4,262)**
Net assets	**1,072**	**136**	**1,791**	**258**	**(397)**	**74**	**(764)**	**2,170**
Total assets include:								
Interests in associates	**2**	**–**	**23**	–	–	–	–	**25**
As at 30 September 2006								
Total assets	1,845	1,347	2,201	710	57	247	879	7,286
Less: discontinued businesses	–	(557)	(111)	(20)	–	–	–	(688)
Assets – continuing	1,845	790	2,090	690	57	247	879	6,598
Total liabilities	(746)	(766)	(424)	(349)	(340)	(375)	(1,974)	(4,974)
Less: discontinued businesses	–	112	15	20	–	–	–	147
Liabilities – continuing	(746)	(654)	(409)	(329)	(340)	(375)	(1,974)	(4,827)
Net assets	1,099	581	1,777	361	(283)	(128)	(1,095)	2,312
Less: discontinued businesses	–	(445)	(96)	–	–	–	–	(541)
Net assets – continuing	1,099	136	1,681	361	(283)	(128)	(1,095)	1,771
Total assets include:								
Investment in associates	16	1	22	–	–	–	–	39
Less: discontinued businesses	–	–	–	–	–	–	–	–
Interests in associates – continuing	16	1	22	–	–	–	–	39

Russia and Turkey were transferred from the Rest of the World to the Continental Europe segment during the current reporting period to ensure alignment with the new management reporting structure.
The 2006 segmental results have been restated on a consistent basis.

Balance sheet	Business segments: Contracts £m	Vending £m	Travel Concessions £m	Central activities £m	Unallocated: Current and deferred tax £m	Net debt £m	Total £m
As at 30 September 2007							
Total assets	**5,128**	**191**	**–**	**9**	**250**	**854**	**6,432**
As at 30 September 2006							
Total assets	5,284	800	19	57	247	879	7,286
Transfers	19	–	(19)	–	–	–	–
Less: discontinued businesses	(27)	(661)	–	–	–	–	(688)
Assets – continuing	5,276	139	–	57	247	879	6,598

The Travel Concessions businesses held on 30 September 2006 were transferred to the Contracts segment to ensure alignment with the new management reporting structure.

1 Segmental reporting continued

Other information	North America £m	Continental Europe £m	United Kingdom £m	Rest of the World £m	Central activities £m	Total £m
	Geographical segments					
Year ended 30 September 2007						
Total additions to property, plant and equipment[1]	**101**	**67**	**18**	**18**	**1**	**205**
Less: discontinued businesses[1]	**–**	**(31)**	**(3)**	**–**	**–**	**(34)**
Additions to property, plant and equipment – continuing[1]	**101**	**36**	**15**	**18**	**1**	**171**
Total additions to other intangible assets	**7**	**3**	**7**	**2**	**2**	**21**
Less: discontinued businesses	**–**	**–**	**–**	**–**	**–**	**–**
Additions to other intangible assets – continuing	**7**	**3**	**7**	**2**	**2**	**21**
Total depreciation of property, plant and equipment	**64**	**56**	**34**	**15**	**1**	**170**
Less: discontinued businesses	**–**	**(24)**	**(4)**	**–**	**–**	**(28)**
Depreciation of property, plant and equipment – continuing	**64**	**32**	**30**	**15**	**1**	**142**
Total amortisation of other intangible assets	**10**	**8**	**9**	**3**	**1**	**31**
Less: discontinued businesses	**–**	**–**	**–**	**–**	**–**	**–**
Amortisation of other intangible assets – continuing	**10**	**8**	**9**	**3**	**1**	**31**
Total other non-cash expenses	**5**	**7**	**5**	**4**	**4**	**25**
Less: discontinued businesses	**–**	**(1)**	**–**	**–**	**–**	**(1)**
Other non-cash expenses – continuing	**5**	**6**	**5**	**4**	**4**	**24**
Year ended 30 September 2006						
Total additions to property, plant and equipment[1]	122	88	50	24	–	284
Less: discontinued businesses[1]	(9)	(59)	(45)	–	–	(113)
Additions to property, plant and equipment – continuing[1]	113	29	5	24	–	171
Total additions to other intangible assets	16	2	11	1	1	31
Less: discontinued businesses	–	(1)	–	–	–	(1)
Additions to other intangible assets – continuing	16	1	11	1	1	30
Total depreciation of property, plant and equipment	77	82	63	20	1	243
Less: discontinued businesses	(9)	(50)	(33)	–	–	(92)
Depreciation of property, plant and equipment – continuing	68	32	30	20	1	151
Total amortisation of other intangible assets	13	15	8	1	1	38
Less: discontinued businesses	–	–	(1)	–	–	(1)
Amortisation of other intangible assets – continuing	13	15	7	1	1	37
Total other non-cash expenses	6	7	8	3	1	25
Less: discontinued businesses	–	(1)	(3)	–	–	(4)
Other non-cash expenses – continuing	6	6	5	3	1	21

1. Includes leased assets.

Other non-cash expenses are mainly comprised of share-based payments.

Russia and Turkey were transferred from the Rest of the World to the Continental Europe segment during the current reporting period to ensure alignment with the new management reporting structure. The 2006 segmental results have been restated on a consistent basis.

1 Segmental reporting continued

Other information	Contracts £m	Vending £m	Travel Concessions £m	Central activities £m	Total £m
	Business segments				
Year ended 30 September 2007					
Total additions to property, plant and equipment[1]	**157**	**47**	–	**1**	**205**
Less: discontinued businesses[1]	–	**(34)**	–	–	**(34)**
Additions to property, plant and equipment – continuing[1]	**157**	**13**	–	**1**	**171**
Total additions to other intangible assets	**18**	**2**	–	**1**	**21**
Less: discontinued businesses	–	–	–	–	–
Additions to other intangible assets – continuing	**18**	**2**	–	**1**	**21**
Year ended 30 September 2006					
Total additions to property, plant and equipment[1]	150	61	73	–	284
Transfers[1]	12	–	(12)	–	–
Less: discontinued businesses[1]	–	(52)	(61)	–	(113)
Additions to property, plant and equipment – continuing[1]	162	9	–	–	171
Total additions to other intangible assets	30	–	–	1	31
Transfers	–	–	–	–	–
Less: discontinued businesses	(1)	–	–	–	(1)
Additions to other intangible assets – continuing	29	–	–	1	30

1. Includes leased assets.

The Travel Concessions businesses held on 30 September 2006 were transferred to the Contracts segment to ensure alignment with the new management reporting structure.

2 Operating costs

Operating costs	2007 £m	2006 £m
Cost of food and materials:		
Cost of inventories consumed	**3,426**	3,441
Labour costs:		
Employee benefit expense (note 3)	**4,518**	4,506
Overheads:		
Depreciation – owned property, plant and equipment	**131**	140
Depreciation – leased property, plant and equipment	**11**	11
Amortisation – owned intangible assets	**31**	37
Property lease rentals	**52**	56
Other occupancy rentals – minimum guaranteed rent	**38**	36
Other occupancy rentals – rent in excess of minimum guaranteed rent	**4**	4
Other asset rentals	**55**	60
Audit and non-audit services (see below)	**5**	7
Other expenses	**1,472**	1,514
Total continuing operations	**9,743**	9,812

The 2006 amounts in respect of rental expenses have been restated to reflect a more accurate classification of costs adopted in 2007.

Impairment of goodwill, impairment of inventories, impairment of financial assets and net foreign exchange gains/losses recorded in income statement £nil (2006: £nil).

2 Operating costs continued

Audit and non-audit services	2007 £m	2006 £m
Audit services		
Fees payable to the Company's auditors for the audit of the Company's annual financial statements	**0.4**	0.4
Fees payable to the Company's auditors and their associates for other services to the Group:		
The audit of the Company's subsidiaries and joint ventures pursuant to legislation	**2.6**	2.7
Audit fees relating to IFRS comparatives	**–**	0.2
Total audit fees	**3.0**	3.3
Non-audit services		
Other services supplied pursuant to legislation	**0.1**	0.3
Other services relating to tax	**1.7**	2.9
All other services	**0.3**	0.8
Total non-audit fees	**2.1**	4.0
Total audit and non-audit services		
Total audit and non-audit services	**5.1**	7.3

All other services includes £0.2 million in respect of assurance work relating to disposals (2006: £0.5million).

3 Employees

Average number of employees, including directors and part-time employees	2007 Number	2006 Number
North America	**126,691**	122,412
Continental Europe	**66,990**	67,302
United Kingdom	**66,105**	68,885
Rest of the World	**101,541**	96,633
Total continuing operations	**361,327**	355,232
Discontinued businesses	**4,303**	34,008
Total continuing and discontinued	**365,630**	389,240

Aggregate remuneration of all employees including directors	2007 £m	2006 £m
Wages and salaries	**3,804**	3,853
Social security costs	**638**	587
Share-based payments	**24**	21
Pension costs – defined contribution plans	**34**	27
Pension costs – defined benefit plans	**18**	18
Total continuing operations	**4,518**	4,506
Discontinued businesses	**102**	505
Total continuing and discontinued	**4,620**	5,011

In addition to the pension cost shown in operating costs above, there is a pensions-related net charge to finance costs of £2 million (2006: £11 million).

The remuneration of directors and key management personnel is set out below. Additional information on directors' and key management remuneration, share options, long-term incentive plans, pension contributions and entitlements can be found in the audited section of the Director's remuneration report on pages 33 to 39 and forms part of these financial statements.

Remuneration of key management personnel	2007 £m	2006 £m
Salaries	**4.8**	4.3
Other short-term employee benefits	**6.4**	4.9
Termination benefits	**2.3**	0.4
Share-based payments	**5.5**	2.8
Pension	**0.9**	0.4
Total	**19.9**	12.8

Key management personnel is defined as the Board of directors and the members of the Executive Committee.

4 Finance income and costs

Finance income and costs	2007 £m	2006 £m
Finance income		
Bank interest	**28**	15
Finance costs		
Bank loans and overdrafts	**5**	35
Other loans	**104**	107
Finance lease interest	**3**	3
Interest on bank loans, overdrafts, other loans and finance leases	**112**	145
Unwinding of discount on put options held by minority shareholders	**1**	4
Interest on pension scheme liabilities net of expected return on scheme assets (note 23)	**2**	11
Total finance costs	**115**	160
Hedge accounting ineffectiveness		
Unrealised net losses/(gains) on financial instruments	**3**	(11)
Unhedged translation losses on foreign currency borrowings	**3**	–
Total hedge accounting ineffectiveness losses/(gains)	**6**	(11)

5 Tax

Recognised in the income statement: income tax expense on continuing operations	2007 Before exceptional items £m	2007 Exceptional items £m	2007 Total £m	2006 Before exceptional items £m	2006 Exceptional items £m	2006 Total £m
Current year	**149**	–	**149**	146	(17)	129
Adjustment in respect of prior years	**(27)**	–	**(27)**	(40)	(5)	(45)
Current tax expense/(credit)	**122**	–	**122**	106	(22)	84
Current year	**2**	–	**2**	(1)	(22)	(23)
Impact of changes in statutory tax rates	**6**	–	**6**	–	–	–
Adjustment in respect of prior years	**(6)**	–	**(6)**	–	–	–
Deferred tax expense/(credit)	**2**	–	**2**	(1)	(22)	(23)
Income tax expense/(credit) on continuing operations	**124**	–	**124**	105	(44)	61

The income tax expense for the year is based on the United Kingdom statutory rate of corporation tax of 30% (2006: 30%). Overseas tax is calculated at the rates prevailing in the respective jurisdictions. The impact of changes in statutory tax rates relates principally to the reduction of the UK corporation tax rate from 30% to 28% from 1 April 2008. This change has resulted in a deferred tax charge arising from the reduction in the balance sheet carrying value of deferred tax assets to reflect the anticipated rate of tax at which those assets are expected to reverse.

Reconciliation of the income tax expense on continuing operations	2007 Before exceptional items £m	2007 Exceptional items £m	2007 Total £m	2006 Before exceptional items £m	2006 Exceptional items £m	2006 Total £m
Profit before tax from continuing operations before exceptional items	**436**	–	**436**	323	–	323
Notional income tax expense at the UK statutory rate of 30% on profit before tax	**131**	–	**131**	97	–	97
Effect of different tax rates of subsidiaries operating in other jurisdictions	**19**	–	**19**	20	–	20
Impact of changes in statutory tax rates	**6**	–	**6**	–	–	–
Permanent differences	**3**	–	**3**	22	–	22
Impact of share-based payments	–	–	–	3	–	3
Tax on profit of associates	**(1)**	–	**(1)**	(1)	–	(1)
Losses and other temporary differences not previously recognised	**(10)**	–	**(10)**	(7)	(27)	(34)
Unrelieved current year tax losses	**9**	–	**9**	7	–	7
Prior year items	**(33)**	–	**(33)**	(37)	(17)	(54)
Other	–	–	–	1	–	1
Income tax expense on continuing operations	**124**	–	**124**	105	(44)	61

5 Tax continued

Tax credited/(charged) to equity	2007 Before exceptional items £m	2007 Exceptional items £m	2007 Total £m	2006 Before exceptional items £m	2006 Exceptional items £m	2006 Total £m
Deferred tax (charge)/credit on actuarial gains/losses on post-employment benefits	(6)	–	(6)	10	–	10
Tax on foreign exchange movements recognised in equity	13	–	13	(10)	–	(10)
Other current and deferred tax credits	1	–	1	3	–	3
Tax on items credited to equity	8	–	8	3	–	3
Recognition of deferred tax asset relating to currency translation differences in prior years	37	–	37	–	–	–
Tax credited to equity	45	–	45	3	–	3

Movement in net deferred tax asset/(liability)	Tax depreciation £m	Intangibles £m	Pensions and post-employment benefits £m	Tax losses £m	Self-funded insurance provisions £m	Net short-term temporary differences £m	Total £m
At 1 October 2005	(51)	12	172	12	19	17	181
Credit/(charge) to income	22	(8)	(23)	–	4	47	42
Credit/(charge) to equity	–	(9)	10	–	–	(3)	(2)
Transfer from/(to) current tax	–	–	(1)	–	–	–	(1)
Business disposals	4	(4)	–	(1)	–	4	3
Other movements	3	2	(1)	–	1	(9)	(4)
Exchange adjustment	1	5	(3)	(1)	(1)	(1)	–
At 30 September 2006	(21)	(2)	154	10	23	55	219
At 1 October 2006	(21)	(2)	154	10	23	55	219
Credit/(charge) to income	36	(12)	(45)	1	9	6	(5)
Credit/(charge) to equity	–	(7)	(8)	–	–	36	21
Transfer from/(to) current tax	(11)	–	–	–	–	–	(11)
Business disposals	11	–	(2)	–	–	–	9
Other movements	–	(1)	1	(2)	–	5	3
Exchange adjustment	2	–	(4)	–	(2)	3	(1)
At 30 September 2007	17	(22)	96	9	30	105	235

Net short-term temporary differences relate principally to provisions and other liabilities of overseas subsidiaries.

After netting off balances within countries, the following are the deferred tax assets and liabilities recognised in the consolidated balance sheet:

Net deferred tax balance	2007 £m	2006 £m
Deferred tax assets	240	237
Deferred tax liabilities	(5)	(18)
Net deferred tax asset/(liability)	235	219

Unrecognised deferred tax assets in respect of tax losses and other temporary differences amount to £43 million (2006: £55 million). Of the total, tax losses of £2 million will expire at various dates between 2009 and 2013. These deferred tax assets have not been recognised as the timing of recovery is uncertain. No deferred tax liability is recognised on temporary differences of £2,726 million (2006: £1,850 million) relating to the unremitted earnings of overseas operations as the Group is able to control the timing of the reversal of these temporary differences and it is probable that they will not reverse in the foreseeable future.

6 Discontinued operations

Year ended 30 September 2007:

The Group disposed of its European vending business, Selecta, on 2 July 2007. The Group has also completed the sale and closure of a number of other small businesses as part of the exit from the discontinued travel concessions business. The results of all these businesses are classified as discontinued operations and are therefore excluded from the results of continuing operations in 2007. The 2006 results have been restated on a consistent basis. The process was complete by the end of the year and no assets or liabilities are classified as being held for sale as at 30 September 2007.

Year ended 30 September 2006:

The Group disposed of its Inflight catering operations, which operated principally in Continental Europe, on 19 December 2005, and disposed of its travel concession catering business, Select Service Partner, including Creative Host Services in the US (together 'SSP') on 15 June 2006. The Group also discontinued its Middle East military catering operations and withdrew from or disposed of various other businesses. The results of these businesses are classified as discontinued operations and are therefore excluded from the results of continuing operations in 2006. This process was substantially complete by the end of the year and no assets or liabilities were classified as being held for sale at 30 September 2006.

	2007			2006			
Net assets disposed and disposal proceeds	Selecta £m	Other[1] £m	Total £m	SSP £m	Selecta £m	Other[2] £m	Total £m
Goodwill	**411**	**2**	**413**	798	–	51	849
Other intangible assets	**–**	**–**	**–**	10	–	–	10
Property, plant and equipment	**144**	**2**	**146**	755	–	125	880
Investments	**–**	**–**	**–**	5	–	3	8
Inventories	**37**	**–**	**37**	29	–	9	38
Trade and other receivables	**58**	**3**	**61**	74	–	49	123
Cash and cash equivalents	**53**	**1**	**54**	94	–	24	118
Gross assets disposed of	**703**	**8**	**711**	1,765	–	261	2,026
Trade and other payables	**(100)**	**–**	**(100)**	(208)	–	(51)	(259)
Post-employment benefit obligations	**–**	**(3)**	**(3)**	(10)	–	(4)	(14)
Tax	**(15)**	**–**	**(15)**	(6)	–	(6)	(12)
Minority interest	**–**	**–**	**–**	(1)	–	(5)	(6)
Other liabilities	**(3)**	**(2)**	**(5)**	–	–	(5)	(5)
Gross liabilities disposed of	**(118)**	**(5)**	**(123)**	(225)	–	(71)	(296)
Net assets disposed of	**585**	**3**	**588**	1,540	–	190	1,730
Liabilities retained	**63**	**45**	**108**	88	–	21	109
Cumulative exchange translation loss recycled on disposals[3]	**–**	**–**	**–**	2	–	–	2
Profit/(loss) on disposal	**130**	**(27)**	**103**	168	–	(54)	114
Consideration, net of costs	**778**	**21**	**799**	1,798	–	157	1,955
Consideration deferred to future periods	**–**	**–**	**–**	(37)	–	(8)	(45)
Cash disposed of	**(53)**	**(1)**	**(54)**	(94)	–	(24)	(118)
Cash inflow from current year disposals	**725**	**20**	**745**	1,667	–	125	1,792
Deferred consideration relating to previous disposals	**–**	**37**	**37**	–	–	15	15
Cash inflow from disposals	**725**	**57**	**782**	1,667	–	140	1,807

6 Discontinued operations continued

Financial performance of discontinued operations	2007 Selecta £m	2007 Other[1] £m	2007 Total £m	2006 SSP £m	2006 Selecta £m	2006 Other[2] £m	2006 Total £m
Trading activities of discontinued operations							
External revenue	325	33	358	1,238	483	276	1,997
Inter-segment revenues	14	1	15	–	21	–	21
Total revenue	339	34	373	1,238	504	276	2,018
Operating costs	(307)	(43)	(350)	(1,209)	(456)	(279)	(1,944)
Trading activities of discontinued operations before exceptional costs	32	(9)	23	29	48	(3)	74
Exceptional operating costs (note 7)	–	–	–	–	–	(47)	(47)
Profit before tax	32	(9)	23	29	48	(50)	27
Income tax (expense)/credit (see below)	(8)	–	(8)	(7)	(8)	1	(14)
Profit after tax	24	(9)	15	22	40	(49)	13
Exceptional items: disposal of net assets and other adjustments relating to discontinued operations							
Profit on disposal of net assets of discontinued operations	130	18	148	170	–	(54)	116
Increase in provisions related to discontinued operations[4]	–	(45)	(45)	–	–	–	–
Cumulative translation exchange loss recycled on disposals[3]	–	–	–	(2)	–	–	(2)
Profit on disposal before tax	130	(27)	103	168	–	(54)	114
Income tax (expense)/credit (see below)	(1)	95	94	(99)	–	5	(94)
Total profit after tax	129	68	197	69	–	(49)	20
Profit/(loss) for the year from discontinued operations							
Profit/(loss) for the year from discontinued operations	153	59	212	91	40	(98)	33

Income tax from discontinued operations	2007 Selecta £m	2007 Other[1] £m	2007 Total £m	2006 SSP £m	2006 Selecta £m	2006 Other[2] £m	2006 Total £m
Income tax on trading activities of discontinued operations							
Current tax	(7)	–	(7)	(9)	(12)	1	(20)
Deferred tax	(1)	–	(1)	2	4	–	6
Income tax (expense)/credit on discontinued operations	(8)	–	(8)	(7)	(8)	1	(14)
Exceptional items: income tax on disposal of net assets and other adjustments relating to discontinued operations							
Current tax	(1)	18	17	(117)	–	11	(106)
Deferred tax	–	(2)	(2)	18	–	(6)	12
Exceptional tax credit (note 7)	–	79	79	–	–	–	–
Income tax (expense)/credit on disposal of net assets of discontinued operations	(1)	95	94	(99)	–	5	(94)
Total income tax from discontinued operations							
Total income tax (expense)/credit from discontinued operations	(9)	95	86	(106)	(8)	6	(108)

1. Travel concessions and various other non-core businesses and adjustments to prior year disposals.
2. Middle East military catering operations and various other non-core businesses.
3. The Group manages foreign currency exposures in accordance with the policies set out in note 20, matching its principal projected cash flows by currency to actual or effective borrowings in the same currency. As a result the cumulative exchange translation loss recycled on disposals is £nil (2006: £2 million).
4. Additional provisions established in respect of the prior year disposal of travel concessions catering businesses and in respect of Middle East military catering operations discontinued in the prior year.

7 Exceptional items

Exceptional items are disclosed and described separately in the financial statements where it is necessary to do so to clearly explain the financial performance of the Group. Items reported as exceptional are material items of income or expense that have been shown separately due to the significance of their nature or amount.

Exceptional items	2007 £m	2006 £m
Continuing operations		
Current year tax	–	5
Adjustment in respect of prior year's tax	–	17
Current year tax	–	22
Current year deferred tax	–	22
Adjustment in respect of prior year's deferred tax	–	–
Current year deferred tax	–	22
Continuing operations (note 5)	–	44
Discontinued operations		
Profit on disposal of net assets and other adjustments relating to discontinued operations net of tax (note 6)	**197**	20
Settlement of UN contract claims and related expenses	–	(39)
Middle East military catering business	–	(8)
Discontinued operations	**197**	(27)
Continuing and discontinued operations		
Total	**197**	17

Year ended 30 September 2007:

The Group disposed of its European vending business, Selecta, on 2 July 2007 for a net profit after tax of £129 million.

The Group also completed the sale and closure of a number of other small businesses as part of the exit from discontinued operations, and established additional provisions totalling £45 million in respect of prior year disposals in these areas, resulting in a net loss after tax of £11 million before the net release of tax provisions of £79 million. These provisions were released following the settlement of a number of long-standing issues connected with prior year discontinued activities. The total net profit after tax arising on disposal of these operations was £68 million.

Overall an exceptional net credit of £197 million was recognised in the period.

Year ended 30 September 2006:

A £44 million exceptional tax credit arose in respect of previously unrecognised tax losses and tax deductions in respect of pension prepayments in the UK tax group that originated in previous years.

£39 million was charged to complete investigations and to settle lawsuits for lost profits brought by two competitors of the Group, ES-KO International Inc and Supreme Foodservice AG in relation to contracts awarded to Eurest Support Services by the United Nations.

£8 million was provided to settle claims arising in respect of the discontinued Middle East military catering operations.

A profit of £20 million (net of cumulative translation exchange losses and tax) was recognised in respect of the disposal of the Group's Inflight catering services business on 19 December 2005 and its travel concessions catering business ('SSP') on 15 June 2006.

8 Earnings per share

The calculation of earnings per share is based on earnings after tax and the weighted average number of shares in issue during the period. The adjusted earnings per share figures have been calculated based on earnings excluding the effect of discontinued activities and exceptional items; these are disclosed to show the underlying trading performance of the Group.

Attributable profit	2007 Attributable profit £m	2006 Attributable profit £m
Profit for the year attributable to equity shareholders of the Company	515	285
Less: profit for the year from discontinued operations	(212)	(33)
Attributable profit for the year from continuing operations	303	252
Less: profit from exceptional items included in continuing operations (net of tax)	–	(44)
Attributable profit for the year from continuing operations before exceptional items	303	208
Add back: loss/(profit) from hedge accounting ineffectiveness (net of tax)	4	(7)
Underlying attributable profit for the year from continuing operations before exceptional items	307	201

Average number of shares (millions of ordinary shares of 10p each)	2007 Ordinary shares of 10p each millions	2006 Ordinary shares of 10p each millions
Average number of shares for basic earnings per share	2,015	2,147
Dilutive share options	11	3
Average number of shares for diluted earnings per share	2,026	2,150

	2007 Earnings per share pence	2006 Earnings per share pence
Basic earnings per share (pence)		
From continuing and discontinued operations	25.6	13.3
From discontinued operations	(10.6)	(1.6)
From continuing operations	15.0	11.7
Exceptional items included in continuing operations (net of tax)	–	(2.0)
From continuing operations before exceptional items	15.0	9.7
Hedge accounting ineffectiveness (net of tax)	0.2	(0.3)
From underlying continuing operations before exceptional items	15.2	9.4
Diluted earnings per share (pence)		
From continuing and discontinued operations	25.4	13.3
From discontinued operations	(10.4)	(1.6)
From continuing operations	15.0	11.7
Exceptional items included in continuing operations (net of tax)	–	(2.0)
From continuing operations before exceptional items	15.0	9.7
Hedge accounting ineffectiveness (net of tax)	0.2	(0.4)
From underlying continuing operations before exceptional items	15.2	9.3

9 Dividends

A final dividend in respect of 2007 of 7.2 pence per share, £139 million in aggregate[1], is to be proposed at the Annual General Meeting on 8 February 2008 giving a total dividend in respect of 2007 of 10.8 pence per share (2006: 10.1 pence per share). These financial statements do not include an accrual for this final dividend.

Dividends on ordinary shares of 10p each	2007 Dividends per share pence	2007 £m	2006 Dividends per share pence	2006 £m
Amounts recognised as distributions to equity shareholders during the year:				
Final dividend for the prior year	6.7p	136	6.5p	140
Interim dividend for the current year	3.6p	72	3.4p	73
Total dividends	10.3p	208	9.9p	213

1. Based on the number of shares in issue at 30 September 2007.

10 Goodwill

During the year the Group acquired the remaining 5% of its Italian subsidiary Onama S.p.A. It also made a number of small acquisitions in North America and the Rest of the World. This is reflected in the £12 million addition to goodwill shown below.

Goodwill	£m
Cost	
At 1 October 2005	4,327
Additions arising from acquisitions	152
Reclassified	(6)
Business disposals – discontinued activities	(849)
Currency adjustment	(66)
At 30 September 2006	3,558
At 1 October 2006	**3,558**
Additions arising from acquisitions	**12**
Reclassified	–
Business disposals – discontinued activities	**(413)**
Currency adjustment	**(65)**
At 30 September 2007	**3,092**
Impairment	
At 1 October 2005	107
Impairment charge recognised in the year	–
At 30 September 2006	107
At 1 October 2006	**107**
Impairment charge recognised in the year	–
At 30 September 2007	**107**
Net book amounts	
At 30 September 2006	3,451
At 30 September 2007	**2,985**

Goodwill acquired in a business combination is allocated at acquisition to the cash generating units ('CGUs') that are expected to benefit from that business combination. A summary of goodwill allocation by business segment is shown below.

Goodwill by business segment	2007 £m	2006 Original £m	2006 Transfers £m	2006 Disposals £m	2006 After disposals £m
USA	**757**	825	–	–	825
Rest of North America	**87**	83	–	–	83
Total North America	**844**	908	–	–	908
Continental Europe	**161**	500	2	(352)	150
United Kingdom	**1,733**	1,798	–	(65)	1,733
Rest of the World	**247**	245	(2)	–	243
Continuing Business	**2,985**	3,451	–	(417)	3,034
Discontinued Business	–	–	–	417	417
Total	**2,985**	3,451	–	–	3,451

Russia and Turkey were transferred from the Rest of the World to the Continental Europe segment during the current reporting period to ensure alignment with the new management reporting structure. The transfers column adjusts prior year goodwill so that it is on a consistent basis.

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The recoverable amount of a CGU has been determined from value in use calculations. The key assumptions for these calculations are long-term growth rates and pre-tax discount rates and use cash flow forecasts derived from the most recent financial budgets and forecasts approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using estimated growth rates based on local expected economic conditions and do not exceed the long-term average growth rate for that country. The pre-tax discount rates are based on the Group's weighted average cost of capital adjusted for specific risks relating to the country in which the CGU operates.

Growth and discount rates	Residual growth rates	Pre-tax discount rates
USA	2.8%	12.2%
Rest of North America	2.2%	10.4%
Continental Europe	0.6-2.7%	7.0-10.7%
United Kingdom	2.5%	9.8%
Rest of the World	(0.3)-9.0%	6.5-17.6%

11 Other intangible assets

Other intangible assets	Contract related £m	Computer software £m	Total £m
Cost			
At 1 October 2005	81	173	254
Additions	16	15	31
Disposals	(3)	–	(3)
Business acquisitions	(1)	–	(1)
Business disposals – discontinued activities	(3)	(20)	(23)
Reclassified	10	–	10
Currency adjustment	(6)	(3)	(9)
At 30 September 2006	94	165	259
At 1 October 2006	**94**	**165**	**259**
Additions	**16**	**5**	**21**
Disposals	**(10)**	**(22)**	**(32)**
Business acquisitions	**1**	**–**	**1**
Business disposals – discontinued activities	**(3)**	**(1)**	**(4)**
Reclassified	**12**	**2**	**14**
Currency adjustment	**(3)**	**(2)**	**(5)**
At 30 September 2007	**107**	**147**	**254**
Amortisation			
At 1 October 2005	23	63	86
Charge for the year	13	25	38
Disposals	(1)	–	(1)
Business disposals – discontinued activities	–	(13)	(13)
Reclassified	–	–	–
Currency adjustment	(2)	(1)	(3)
At 30 September 2006	33	74	107
At 1 October 2006	**33**	**74**	**107**
Charge for the year	**14**	**17**	**31**
Disposals	**(8)**	**(21)**	**(29)**
Business disposals – discontinued activities	**(3)**	**(1)**	**(4)**
Reclassified	**8**	**–**	**8**
Currency adjustment	**(1)**	**–**	**(1)**
At 30 September 2007	**43**	**69**	**112**
Net book amounts			
At 30 September 2006	61	91	152
At 30 September 2007	**64**	**78**	**142**

Contract-related intangible assets result from payments made by the Group in respect of client contracts and generally arise where it is economically more efficient for a client to purchase assets used in the performance of the contract and the Group fund these purchases.

12 Property, plant and equipment

Property, plant and equipment	Land and buildings £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
Cost				
At 1 October 2005	973	1,346	768	3,087
Additions	22	193	69	284
Disposals	(19)	(75)	(77)	(171)
Business acquisitions	–	–	4	4
Business disposals – discontinued activities	(679)	(328)	(283)	(1,290)
Reclassified	15	(59)	28	(16)
Currency adjustment	(19)	(41)	(12)	(72)
At 30 September 2006	293	1,036	497	1,826
At 1 October 2006	**293**	**1,036**	**497**	**1,826**
Additions	**18**	**144**	**43**	**205**
Disposals	**(46)**	**(121)**	**(63)**	**(230)**
Business acquisitions	**–**	**–**	**–**	**–**
Business disposals – discontinued activities	**(16)**	**(318)**	**(58)**	**(392)**
Reclassified	**(32)**	**46**	**(17)**	**(3)**
Currency adjustment	**(7)**	**(30)**	**1**	**(36)**
At 30 September 2007	**210**	**757**	**403**	**1,370**
Depreciation				
At 1 October 2005	220	800	410	1,430
Charge for the year	24	152	67	243
Disposals	(9)	(75)	(52)	(136)
Business disposals – discontinued activities	(112)	(171)	(127)	(410)
Reclassified	(3)	(7)	(6)	(16)
Currency adjustment	(8)	(26)	(7)	(41)
At 30 September 2006	112	673	285	1,070
At 1 October 2006	**112**	**673**	**285**	**1,070**
Charge for the year	**14**	**110**	**46**	**170**
Disposals	**(27)**	**(107)**	**(52)**	**(186)**
Business disposals – discontinued activities	**(7)**	**(197)**	**(42)**	**(246)**
Reclassified	**4**	**(4)**	**3**	**3**
Currency adjustment	**1**	**(20)**	**2**	**(17)**
At 30 September 2007	**97**	**455**	**242**	**794**
Net book amounts				
At 30 September 2006	181	363	212	756
At 30 September 2007	**113**	**302**	**161**	**576**

The net book amount of the Group's property, plant and equipment includes assets held under finance leases as follows:

Property, plant and equipment held under finance leases	Land and buildings £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
At 30 September 2006	5	39	6	50
At 30 September 2007	**2**	**41**	**2**	**45**

13 Interests in associates

During the year the Group sold half of its 25% interest in its former associate Au Bon Pain leaving it with a 12.5% shareholding. This shareholding is now accounted for as an investment (note 14).

Principal associates	Country of incorporation
Twickenham Experience Ltd	England & Wales
Oval Events Limited	England & Wales
Thompson Hospitality Services LLC	USA

Interests in associates	2007 £m	2006 £m
Net book value		
At 1 October	**39**	45
Additions	**–**	–
Business disposals – discontinued activities	**–**	(5)
Business disposals – other activities	**(7)**	–
Share of profits less losses (net of tax)	**4**	2
Dividends received	**(6)**	(2)
Reclassified to investments (note 14)	**(6)**	–
Currency and other adjustments	**1**	(1)
At 30 September	**25**	39

The Group's share of revenues and profits (including those from Au Bon Pain up to the date the Group reduced its shareholding to 12.5%) is included below:

Associates	2007 £m	2006 £m
Share of revenue and profits		
Revenue	**37**	50
Expenses	**(33)**	(48)
Profit after tax for the year	**4**	2
Share of net assets		
Goodwill	**19**	25
Other	**6**	14
Net assets	**25**	39
Share of contingent liabilities		
Contingent liabilities	**–**	–

14 Other investments

Other investments	2007 £m	2006 £m
Net book value		
At 1 October	**9**	6
Additions	**2**	2
Business disposals – discontinued activities	**–**	(2)
Business disposals – other activities	**(4)**	–
Reclassified from interests in associates (note 13)	**6**	–
Currency and other adjustments	**(1)**	3
At 30 September	**12**	9
Comprised of		
Debenture and other holdings in sports and leisure venues	**1**	4
Investment in Au Bon Pain	**6**	–
Other investments	**5**	5
Total	**12**	9

15 Joint ventures

During the year the Group's joint venture partner in Turkey exercised an option to acquire 4% of the share capital of Sofra Yemek Üretim Ve Hizmet AS, reducing the Group's holding to 50%. This did not affect the treatment of Sofra which was accounted for as a joint venture in the prior year as the partners worked with equal powers to control the entity.

Principal joint ventures	Country of incorporation	% ownership
GR SA	Brazil	50
Quadrant Catering Ltd	England & Wales	49
Radhakrishna Hospitality Services Ltd	India	50
Sofra Yemek Üretim Ve Hizmet AS	Turkey	50
ADNH-Compass Middle East LLC	United Arab Emirates	50

None of these investments is held directly by the ultimate parent company. All joint ventures provide foodservice in their countries of incorporation and make their accounts up to 30 September.

The share of the revenue, profits, assets and liabilities of the joint ventures which are included in the consolidated financial statements are as follows:

Joint ventures	2007 £m	2006 £m
Share of revenue and profits		
Revenue	**318**	282
Expenses	**(291)**	(266)
Profit after tax for the year	**27**	16
Share of net assets		
Non-current assets	**34**	40
Current assets	**66**	72
Non-current liabilities	**(6)**	(10)
Current liabilities	**(56)**	(51)
Net assets	**38**	51
Share of contingent liabilities		
Contingent liabilities	**10**	3

16 Trade and other receivables

Trade and other receivables	2007 Current £m	2007 Non-current £m	2006 Current £m	2006 Non-current £m
Trade receivables	**1,196**	**4**	1,212	4
Less: provision for the impairment of receivables	**(47)**	**–**	(41)	–
Net trade receivables	**1,149**	**4**	1,171	4
Amounts owed by associates	**5**	**1**	–	1
Other receivables	**63**	**54**	151	100
Prepayments and accrued income	**126**	**7**	102	12
Trade and other receivables	**1,343**	**66**	1,424	117

The book value of net trade receivables approximates to their fair value due to the short-term nature of the receivables. There is limited concentration of credit risk with respect to trade receivables due to the diverse and unrelated nature of the Group's customer base. The year on year change in provision for the impairment of receivables is largely explained by the deconsolidation of the discontinued businesses.

Trade receivable days for the continuing business at 30 September 2007 were 50 days (2006: 51 days for the continuing business).

17 Inventories

Inventories	2007 £m	2006 £m
Food and beverage inventories	**135**	154
Other inventories	**44**	58
Inventories	**179**	212

18 Cash and cash equivalents

Cash and cash equivalents	2007 £m	2006 £m
Cash at bank and in hand	**140**	153
Short-term bank deposits	**699**	695
Cash and cash equivalents	**839**	848

Cash and cash equivalents by currency	2007 £m	2006 £m
Sterling	**685**	741
US Dollar	**45**	20
Euro	**35**	53
Japanese Yen	**5**	3
Other	**69**	31
Cash and cash equivalents	**839**	848

19 Short-term and long-term borrowings

Short-term and long-term borrowings	2007			2006		
	Current £m	Non-current £m	Total £m	Current £m	Non-current £m	Total £m
Bank overdrafts	**118**	**–**	**118**	56	–	56
Bank loans	**19**	**17**	**36**	15	22	37
Loan notes	**–**	**380**	**380**	33	421	454
Bonds	**–**	**1,019**	**1,019**	–	1,350	1,350
Borrowings (excluding finance leases)	**137**	**1,416**	**1,553**	104	1,793	1,897
Finance leases	**14**	**36**	**50**	15	42	57
Borrowings (including finance leases)	**151**	**1,452**	**1,603**	119	1,835	1,954

Bank overdrafts principally arise as a result of uncleared transactions. Interest on bank overdrafts is at the relevant money market rates.

All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs. Bonds are unsecured and are comprised as follows:

Bonds	Nominal value	Redeemable	Interest
Euro Eurobond	€300m	2009	6.0%
Sterling Eurobond	£200m	2010	7.125%
Sterling Eurobond	£325m	2012	6.375%
Sterling Eurobond	£250m	2014	7.0%

The bond redeemable in 2014 is recorded at its fair value to the Group on acquisition.

The Group has fixed term, fixed interest private placements totalling US$769 million (£377 million) at interest rates between 5.11% and 7.955%. US$15 million (£7 million) is repayable in 5 to 10 years. The carrying value of these loan notes is £380m.

Maturity profile of borrowings (excluding finance leases)	2007 £m	2006 £m
Within 1 year, or on demand	**137**	104
Between 1 and 2 years	**292**	7
Between 2 and 3 years	**224**	606
Between 3 and 4 years	**63**	228
Between 4 and 5 years	**550**	72
In more than 5 years	**287**	880
Borrowings (excluding finance leases)	**1,553**	1,897

19 Short-term and long-term borrowings continued

Carrying value/fair value of borrowings (excluding finance leases)	2007 Carrying value £m	2007 Fair value £m	2006 Carrying value £m	2006 Fair value £m
€300m/€750m Eurobond 2009[1]	**212**	**214**	519	531
£200m Eurobond 2010	**201**	**204**	204	208
£325m Eurobond 2012	**328**	**324**	339	333
£250m Eurobond 2014	**278**	**258**	288	266
US private placements	**380**	**392**	448	478
Other loan notes	**–**	**–**	6	6
Bank loans	**36**	**37**	37	36
Overdrafts	**118**	**118**	56	56
Borrowings (excluding finance leases)	**1,553**	**1,547**	1,897	1,914

1. €450m of Eurobonds due in 2009 were repurchased during the current year leaving €300m outstanding.

Present value of finance lease liabilities	2007 Gross £m	2007 Present value £m	2006 Gross £m	2006 Present value £m
Finance lease payments falling due:				
Within 1 year	**16**	**14**	18	15
In 2 to 5 years	**32**	**28**	35	33
In more than 5 years	**9**	**8**	11	9
	57	**50**	64	57
Less: future finance charges	**(7)**	**–**	(7)	–
Present value of finance lease liabilities	**50**	**50**	57	57

Borrowings by currency	2007 Borrowings £m	2007 Finance leases £m	2007 Total £m	2006 Borrowings £m	2006 Finance leases £m	2006 Total £m
Sterling	**831**	**1**	**832**	849	3	852
US Dollar	**452**	**24**	**476**	481	25	506
Euro	**237**	**21**	**258**	525	22	547
Japanese Yen	**16**	**–**	**16**	22	1	23
Other	**17**	**4**	**21**	20	6	26
Total	**1,553**	**50**	**1,603**	1,897	57	1,954

The Group had the following undrawn committed facilities available at 30 September 2007, in respect of which all conditions precedent had then been met:

Undrawn committed facilities	2007 £m	2006 £m
Expiring between 2 and 5 years	**630**	960

20 Derivative financial instruments

Financial management

The Group continues to manage its interest rate and foreign currency exposure in accordance with the policies set out below.

The Group's financial instruments comprise cash, borrowings, receivables and payables that are used to finance the Group's operations. The Group also uses derivatives, principally interest rate and cross currency swaps and forward currency contracts, to manage interest rate and currency risks arising from the Group's operations. The Group does not trade in financial instruments. The Group's treasury policies are designed to mitigate the impact of fluctuations in interest rates and exchange rates and to manage the Group's financial risks. The Board approves any changes to the policies.

20 Derivative financial instruments continued

Liquidity risk

The Group finances its borrowings from a number of sources including the bank and public and US private placement markets.

Foreign currency risk

The Group's policy is to match its principal projected cash flows by currency to actual or effective borrowings in the same currency. As currency earnings are generated, they are used to service and repay debt in the same currency. Where necessary, to implement this policy, forward foreign exchange contracts and cross currency swaps are taken out which, when applied to the actual currency liabilities, convert these to an effective amount borrowed by currency.

The borrowings in each currency give rise to foreign exchange differences on translation into Sterling. As the borrowings are either less than, or equate to, the net investment in overseas operations, these exchange rate movements are treated as movements on reserves and recorded in the statement of recognised income and expense rather than in the income statement.

Non-Sterling earnings streams are translated at the average rate of exchange for the year. Fluctuations in exchange rates have given and will continue to give rise to translation differences.

Interest rate risk

As detailed above, the Group has effective borrowings in a number of currencies and its policy is to ensure that, in the short-term, it is not materially exposed to fluctuations in interest rates in its principal currencies. The Group implements this policy either by borrowing fixed rate debt or by using interest rate swaps so that at least 80% of the Group's projected net debt is fixed for one year, reducing to 60% fixed for the second year and 40% fixed for the third year.

Hedging activities

Fair value hedges

The Group uses interest rate swaps to hedge the fair value of fixed rate borrowings. These instruments swap the fixed interest payable on the borrowings into floating interest rates and hedge the fair value of the borrowings against changes in interest rates.

Cash flow hedges

The Group uses interest rate swaps to hedge the cash flows from floating rate borrowings. These instruments swap floating interest payable on these borrowings into fixed interest rates and hedge against cash flow changes caused by changing interest rates. The cash flows and income statement impact hedged in this manner will occur between one and three years of the balance sheet date.

Net investment hedge

The Group uses foreign currency denominated debt, forward foreign exchange contracts and cross currency swaps to hedge against the change in Sterling value of its foreign currency denominated net assets due to movements in foreign exchange rates.

Derivatives not in a hedging relationship

The Group has a number of derivative financial instruments that do not meet the criteria for hedge accounting. These include interest rate swaps, forward foreign exchange contracts and cross currency swaps.

All derivative financial instruments are shown at fair value in the balance sheet. The fair values have been determined by reference to prices available from the markets on which the instruments are traded. All other fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

	2007				2006			
Derivative financial instruments	Current assets £m	Non-current assets £m	Current liabilities £m	Non-current liabilities £m	Current assets £m	Non-current assets £m	Current liabilities £m	Non-current liabilities £m
Interest rate swaps:								
Fair value hedges	–	13	–	(15)	–	22	–	(18)
Cash flow hedges	–	–	–	–	–	–	–	–
Not in a hedging relationship	2	–	–	–	9	–	(1)	–
Cross currency swap:								
Not in a hedging relationship	–	–	–	–	–	–	(1)	–
Total	2	13	–	(15)	9	22	(2)	(18)

20 Derivative financial instruments continued

Notional amount of derivative financial instruments by currency	2007 Fair value swaps £m	2007 Cash flow swaps £m	2006 Fair value swaps £m	2006 Cash flow swaps £m
Sterling	775	30	775	–
US Dollar	173	245	236	375
Euro	52	35	339	156
Japanese Yen	16	77	21	68
Other	–	128	–	223
Total	1,016	515	1,371	822

Effective currency denomination of borrowings after the effect of derivatives	2007 Gross borrowings £m	2007 Forwards and cross currency swaps £m	2007 Effective currency of borrowings £m	2006 Gross borrowings £m	2006 Forwards and cross currency swaps £m	2006 Effective currency of borrowings £m
Sterling	837	(318)	519	851	(526)	325
US Dollar	476	247	723	506	375	881
Euro	258	(98)	160	547	(205)	342
Japanese Yen	16	59	75	23	58	81
Other	21	105	126	26	299	325
Total	1,608	(5)	1,603	1,953	1	1,954

Gross debt maturity analysis	Less than 1 year £m	Between 1 and 2 years £m	Between 2 and 3 years £m	Between 3 and 4 years £m	Between 4 and 5 years £m	Over 5 years £m	Total £m
30 September 2007							
Fixed interest:							
€300m Eurobond 2009	–	211	–	–	–	–	211
£200m Eurobond 2010	–	–	200	–	–	–	200
£325m Eurobond 2012	–	–	–	–	324	–	324
£250m Eurobond 2014	–	–	–	–	–	250	250
US private placements	–	72	18	59	220	7	376
Bank loans	4	4	4	4	–	–	16
Total fixed interest	4	287	222	63	544	257	1,377
Cash flow swaps (fixed leg)	316	199	–	–	–	–	515
Fair value swaps (fixed leg)	(4)	(131)	(454)	(4)	(423)	–	(1,016)
Fixed interest (asset)/liability	316	355	(232)	59	121	257	876
Floating interest:							
Bank loans	20	3	1	–	(1)	2	25
Overdrafts	118	–	–	–	–	–	118
Other loans	–	–	–	–	–	–	–
Total floating interest	138	3	1	–	(1)	2	143
Cash flow swaps (floating leg)	(316)	(199)	–	–	–	–	(515)
Fair value swaps (floating leg)	4	131	454	4	423	–	1,016
Floating interest (asset)/liability	(174)	(65)	455	4	422	2	644
Other:							
Finance lease obligations	14	11	9	5	3	8	50
Fair value adjustments to borrowings	–	(2)	(2)	–	(9)	25	12
Swap monetisation	–	4	3	–	16	3	26
Foreign currency and cross currency swaps	(5)	–	–	–	–	–	(5)
Other (asset)/liability	9	13	10	5	10	36	83
Gross debt excluding derivatives	151	303	233	68	553	295	1,603
Derivative financial instruments:							
Derivative financial instruments	(2)	3	(12)	–	11	–	–
Gross debt	149	306	221	68	564	295	1,603

20 Derivative financial instruments continued

Gross debt maturity analysis	Less than 1 year £m	Between 1 and 2 years £m	Between 2 and 3 years £m	Between 3 and 4 years £m	Between 4 and 5 years £m	Over 5 years £m	Total £m
30 September 2006							
Fixed interest:							
€750m Eurobond 2009	–	–	509	–	–	–	509
£200m Eurobond 2010	–	–	–	201	–	–	201
£325m Eurobond 2012	–	–	–	–	–	325	325
£250m Eurobond 2014	–	–	–	–	–	250	250
US private placements	27	–	81	19	68	247	442
Bank loans	5	4	4	4	4	–	21
Total fixed interest	32	4	594	224	72	822	1,748
Cash flow swaps (fixed leg)	535	287	–	–	–	–	822
Fair value swaps (fixed leg)	(52)	(4)	(424)	(454)	(5)	(432)	(1,371)
Fixed interest (asset)/liability	515	287	170	(230)	67	390	1,199
Floating interest:							
Bank loans	11	3	–	–	–	2	16
Overdrafts	56	–	–	–	–	–	56
Other loans	6	–	–	–	–	–	6
Total floating interest	73	3	–	–	–	2	78
Cash flow swaps (floating leg)	(535)	(287)	–	–	–	–	(822)
Fair value swaps (floating leg)	52	4	424	454	5	432	1,371
Floating interest (asset)/liability	(410)	(280)	424	454	5	434	627
Other:							
Finance lease obligations	15	14	10	6	3	9	57
Fair value adjustments to borrowings	–	–	(10)	–	–	29	19
Swap monetisation	–	–	22	4	–	25	51
Foreign currency and cross currency swaps	(1)	–	–	–	–	2	1
Other (asset)/liability	14	14	22	10	3	65	128
Gross debt excluding derivatives	119	21	616	234	75	889	1,954
Derivative financial instruments:							
Derivative financial instruments	(7)	–	11	(18)	–	3	(11)
Gross debt	112	21	627	216	75	892	1,943

21 Trade and other payables

Trade and other payables	2007 Current £m	2007 Non-current £m	2006 Current £m	2006 Non-current £m
Trade payables	**660**	**4**	777	4
Amounts owed to associates	**–**	**–**	–	–
Social security and other taxes	**190**	**–**	176	–
Other payables	**169**	**18**	210	28
Deferred consideration on acquisitions	**3**	**3**	20	3
Liability on put options held by minority equity partners	**–**	**8**	9	8
Accruals and deferred income	**811**	**3**	798	3
Trade and other payables	**1,833**	**36**	1,990	46

The directors consider that the carrying amount of trade payables approximates to their fair value.

Trade payable days for the continuing business at 30 September 2007 were 48 days (2006: 48 days for the continuing business).

22 Provisions

Provisions	Insurance £m	Provisions in respect of disposed businesses £m	Onerous contracts £m	Legal and other claims £m	Environmental £m	Total £m
At 1 October 2005	59	–	24	59	11	153
Reclassified	67	–	14	(10)	(1)	70
Expenditure in the year	(40)	(1)	(1)	(5)	–	(47)
Charged to income statement	45	109	8	–	–	162
Credited to income statement	–	–	(1)	(5)	–	(6)
Transferred to post-employment benefit obligations	(20)	–	–	–	–	(20)
Currency adjustment	(4)	–	–	(1)	–	(5)
At 30 September 2006	107	108	44	38	10	307
At 1 October 2006	**107**	**108**	**44**	**38**	**10**	**307**
Reclassified	**–**	**–**	**3**	**4**	**(4)**	**3**
Expenditure in the year	**(7)**	**(14)**	**(6)**	**–**	**(1)**	**(28)**
Charged to income statement	**19**	**108**	**5**	**30**	**3**	**165**
Credited to income statement	**–**	**(2)**	**–**	**–**	**–**	**(2)**
Transferred to post-employment benefit obligations	**–**	**–**	**–**	**–**	**–**	**–**
Currency adjustment	**(7)**	**–**	**–**	**(1)**	**–**	**(8)**
At 30 September 2007	**112**	**200**	**46**	**71**	**8**	**437**

Provisions	2007 £m	2006 £m
Non-current	**351**	242
Current	**86**	65
Total provisions	**437**	307

Insurance relates to the costs of self-funded insurance schemes and is essentially long term in nature.

Provisions in respect of discontinued and disposed businesses relate to estimated amounts payable in connection with onerous contracts and claims arising from disposals. The final amount payable remains uncertain as, at the date of approval of these financial statements, there remains a further period during which claims may be received. The timing of any settlement will depend upon the nature and extent of claims received.

Onerous contracts represent the liabilities in respect of short-term and long-term leases on unoccupied properties and other contracts lasting under five years.

Legal and other claims relate principally to provisions for the estimated cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain.

Environmental provisions are in respect of potential liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment. These provisions are expected to be utilised as operating sites are disposed of or as environmental matters are resolved.

23 Post-employment benefit obligations

Pension schemes operated

The Group operates a number of pension arrangements throughout the world which have been developed in accordance with statutory requirements and local customs and practices. The majority of schemes are self administered and the schemes' assets are held independently of the Group's finances. Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries. The Group makes employer contributions to the various schemes in existence within the range of 6% to 30% of pensionable salaries.

The contributions payable for defined contribution schemes of £36 million (2006: £33 million) have been fully expensed against profits in the current year.

UK schemes

Within the UK there are three main arrangements:

(i) Compass Group Pension Plan, 'the Plan'
(ii) Compass Pension Scheme, 'the Scheme'
(iii) Compass Retirement Income Savings Plan, 'CRISP'

23 Post-employment benefit obligations continued

CRISP was launched on 1 February 2003. This is the main vehicle for pension provision for new joiners in the UK but existing members of the Plan and the Scheme will continue to accrue benefits under those arrangements. CRISP is a contracted-in money purchase arrangement whereby the Group will match employee contributions up to 6% of pay (minimum 3%). Within CRISP there has been a new defined contribution section established from April 2006 known as the Compass Higher Income Plan, 'CHIP'. Senior employees who contribute to CRISP or to the Plan or Scheme will receive an additional employer-only contribution into CHIP. The amount of contribution and eligibility for CHIP are decided annually at the Company's discretion. The payment towards CHIP may be taken as a cash supplement instead of a pension contribution.

The Plan and the Scheme are defined benefit arrangements that are closed to new entrants other than for transfers under public sector contracts where the Group is obliged to provide final salary benefits to transferring employees. Such transferees enter into special sections of the Plan, known collectively as 'the GAD sections', which have been certified by the Government Actuary's Department as 'broadly comparable' to the relevant public sector scheme. After a thorough review by the Group, the pensions accruing under the Plan and Scheme for service accruing after 6 April 2006 (other than for the protected members in the GAD sections) were reduced so that all members now accrue benefits on an 80ths of final pensionable salary basis. In addition the link between pensionable pay and salary was removed so that pensionable pay from 6 April 2006 will only increase in line with salary up to a maximum of 5% per annum or the increase in the Retail Price Index if lower. This change, together with additional funding (including a lump sum of £280 million in 2005/06 and a further £45 million in 2006/07 from the proceeds of the Selecta disposal) and a reduction in the risk profile of investments means that the Group has taken action to substantially reduce the funding deficits in the UK over the last two years.

The Plan and the Scheme are operated on a prefunded basis. The funding policy is to contribute such variable amounts, on the advice of the Actuary, as achieves a 100% funding level on a projected salary basis. The actuarial assessments covering expense and contributions are carried out by independent qualified actuaries. Formal actuarial valuations of the Plan and the Scheme are carried out every three years. The most recent valuations were as at 5 April 2004. The valuation due as at 5 April 2007 is under way and at an advanced stage, but the final results were not available at the time of the completion of this report. However, a significant improvement in the funding positions is expected, even allowing for the updated mortality assumptions. The Plan and the Scheme are reappraised annually by independent actuaries in accordance with IAS 19 requirements.

CRISP has a corporate trustee. The Chairman, Tony Allen, is independent. The other five trustee directors are UK-based employees or former employees of the Group, four of whom have been member-nominated. The Plan has a corporate trustee with two independent directors, including the Chairman, Peter Morriss. The other eight trustee directors are UK-based employees or former employees of the Group, four of whom have been member-nominated. The Scheme is a closed defined benefit arrangement and also has a corporate trustee. The Chairman, David Bishop, is independent. The remaining seven trustee directors are UK-based employees or former employees of the Group, three of whom have been member-nominated.

Overseas schemes

In the USA, the main plan is a defined benefit plan. The funding policy, in accordance with government guidelines, is to contribute such variable amounts, on the advice of the actuary, as achieves a 100% funding level on a projected salary basis. In the Netherlands the Group operated insured defined benefit pension plans where the Group contributions represent the insurance companies' assessment of the annual cost of the benefits earned in that year. During the year the arrangements in the Netherlands have been closed and replaced with defined contribution arrangements. The accrued liabilities arising from the defined benefit plans were transferred to the respective insurance companies. In Canada, Norway and Switzerland the Group also participates in funded defined benefit arrangements.

In other countries Group employees participate primarily in state arrangements to which the Group makes the appropriate contributions.

The defined benefit schemes are closed to new entrants. For these schemes the current service cost will increase under the projected unit credit method as the members of the schemes approach retirement.

Disclosures showing the assets and liabilities of the schemes are set out below. These have been calculated on the following assumptions:

	UK schemes			USA schemes			Other schemes		
Assumptions	At 30 September 2007	At 30 September 2006	At 30 September 2005	At 30 September 2007	At 30 September 2006	At 30 September 2005	At 30 September 2007	At 30 September 2006	At 30 September 2005
Rate of increase in salaries	**3.2%/4.2%**[1]	2.8%/3.3%[1]	3.2%	**4.0%**	4.0%	4.0%	**2.9%**	2.7%	2.6%
Rate of increase for pensions in payment	**3.2%/3.5%**[1]	2.8%	3.0%	**2.2%**	2.5%	2.4%	**0.9%**	0.7%	0.8%
Rate of increase for deferred pensions	**3.2%**	2.8%/3.0%[1]	2.7%	**0.0%**	0.0%	0.0%	**0.6%**	0.7%	0.8%
Discount rate	**5.8%**	5.0%	5.0%	**6.1%**	5.8%	5.5%	**4.9%**	3.9%	3.8%
Inflation assumption	**3.2%**	2.8%	2.7%	**2.2%**	2.5%	2.4%	**2.1%**	1.8%	1.8%

1. Varies according to the benefit structure.

23 Post-employment benefit obligations continued

The mortality tables used in the actuarial valuation imply life expectancy at age 65 in years for typical members as follows:

UK schemes	Male non-pensioner	Male pensioner	Female non-pensioner	Female pensioner
At 30 September 2007	**21.8 years**	**20.5 years**	**24.7 years**	**23.5 years**
At 30 September 2006	20.9 years	19.7 years	23.7 years	22.6 years

USA schemes	Male	Female
At 30 September 2007	**18.1 years**	**20.4 years**
At 30 September 2006	18.1 years	20.4 years

30 September 2007	UK schemes Expected return	UK schemes £m	USA schemes Expected return	USA schemes £m	Other schemes Expected return	Other schemes £m	Total £m
Equity instruments	**8.0%**	**383**	**8.8%**	**46**	**6.6%**	**25**	**454**
Debt instruments	**5.3%**	**838**	**5.9%**	**19**	**4.7%**	**33**	**890**
Other	**6.0%**	**69**	**3.8%**	**4**	**5.2%**	**25**	**98**
Total plan assets	**6.1%**	**1,290**	**7.7%**	**69**	**5.7%**	**83**	**1,442**
Present value of funded obligations		**(1,199)**		**(81)**		**(98)**	**(1,378)**
Present value of unfunded obligations		**(29)**		**(48)**		**(57)**	**(134)**
Surplus not recognised in accordance with IFRIC 14		**(91)**		**–**		**(1)**	**(92)**
Liability in the balance sheet		**(29)**		**(60)**		**(73)**	**(162)**

30 September 2006	UK schemes Expected return	UK schemes £m	USA schemes Expected return	USA schemes £m	Other schemes Expected return	Other schemes £m	Total £m
Equity instruments	7.7%	401	8.7%	47	6.4%	45	493
Debt instruments	4.7%	764	5.6%	20	3.5%	81	865
Other	4.5%	9	4.4%	1	4.1%	40	50
Total plan assets	5.7%	1,174	7.8%	68	4.5%	166	1,408
Present value of funded obligations		(1,241)		(91)		(187)	(1,519)
Present value of unfunded obligations		(28)		(64)		(79)	(171)
Liability in the balance sheet		(95)		(87)		(100)	(282)

30 September 2005	UK schemes Expected return	UK schemes £m	USA schemes Expected return	USA schemes £m	Other schemes Expected return	Other schemes £m	Total £m
Equity instruments	7.5%	489	8.3%	53	6.2%	44	586
Debt instruments	4.5%	305	5.0%	17	3.4%	65	387
Other	4.0%	18	3.9%	1	3.0%	48	67
Total plan assets	6.3%	812	7.4%	71	4.0%	157	1,040
Present value of funded obligations		(1,155)		(96)		(176)	(1,427)
Present value of unfunded obligations		(24)		(70)		(74)	(168)
Liability in the balance sheet		(367)		(95)		(93)	(555)

The expected rates of return on individual categories of plan assets are determined after taking advice from external experts and using available market data, for example, by reference to relevant equity and bond indices published by Stock Exchanges. The overall rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the respective investment portfolio of each plan.

Total pension costs/(credits) recognised in the income statement	2007 UK £m	2007 USA £m	2007 Other £m	2007 Total £m	2006 UK £m	2006 USA £m	2006 Other £m	2006 Total £m
Current service cost	**12**	**3**	**12**	**27**	19	3	16	38
Past service credit	**–**	**(1)**	**–**	**(1)**	–	(2)	–	(2)
Curtailment credit	**–**	**–**	**(6)**	**(6)**	(6)	(6)	–	(12)
Charged/(credited) to operating expenses	**12**	**2**	**6**	**20**	13	(5)	16	24
Amount charged to plan liabilities	**64**	**8**	**8**	**80**	59	9	8	76
Expected return on plan assets	**(67)**	**(5)**	**(6)**	**(78)**	(54)	(5)	(6)	(65)
(Credited)/charged to finance costs	**(3)**	**3**	**2**	**2**	5	4	2	11
Total pension costs/(credits)	**9**	**5**	**8**	**22**	18	(1)	18	35

The total pension costs/(credits) shown above relate to both the continuing and discontinued business.

23 Post-employment benefit obligations continued

Fair value of pension plan assets recognised in the balance sheet	2007 UK £m	2007 USA £m	2007 Other £m	2007 Total £m	2006 UK £m	2006 USA £m	2006 Other £m	2006 Total £m
At 1 October	**1,174**	**68**	**166**	**1,408**	812	71	157	1,040
Currency adjustment	**–**	**(6)**	**1**	**(5)**	–	(4)	(8)	(12)
Expected return on plan assets	**67**	**5**	**6**	**78**	54	5	6	65
Actuarial gain*	**14**	**5**	**3**	**22**	27	–	12	39
Employee contributions	**4**	**–**	**4**	**8**	5	–	4	9
Employer contributions	**68**	**17**	**25**	**110**	314	5	10	329
Asset transfer from Granada scheme	**–**	**–**	**–**	**–**	3	–	–	3
Benefits paid	**(47)**	**(20)**	**(13)**	**(80)**	(41)	(9)	(6)	(56)
Merger of Vendepac Scheme into the UK Scheme	**10**	**–**	**(10)**	**–**	–	–	–	–
Disposals & plan settlements	**–**	**–**	**(99)**	**(99)**	–	–	(9)	(9)
At 30 September	**1,290**	**69**	**83**	**1,442**	1,174	68	166	1,408

Present value of defined benefit obligations recognised in the balance sheet	2007 UK £m	2007 USA £m	2007 Other £m	2007 Total £m	2006 UK £m	2006 USA £m	2006 Other £m	2006 Total £m
At 1 October	**1,269**	**155**	**266**	**1,690**	1,179	166	250	1,595
Currency adjustment	**–**	**(11)**	**2**	**(9)**	–	(9)	(9)	(18)
Current service cost	**12**	**3**	**12**	**27**	19	3	16	38
Past service credit	**–**	**(1)**	**–**	**(1)**	–	(2)	–	(2)
Curtailment credit	**–**	**–**	**(6)**	**(6)**	(6)	(6)	–	(12)
Amount charged to plan liabilities	**64**	**8**	**8**	**80**	59	9	8	76
Actuarial (gain)/loss*	**(84)**	**(5)**	**(19)**	**(108)**	55	5	16	76
Employee contributions	**4**	**–**	**4**	**8**	5	–	4	9
Benefits paid	**(47)**	**(20)**	**(13)**	**(80)**	(41)	(9)	(6)	(56)
Benefits paid by the Group	**–**	**–**	**–**	**–**	(1)	–	(6)	(7)
Merger of Vendepac Scheme into the UK Scheme	**10**	**–**	**(10)**	**–**	–	–	–	–
Disposals and plan settlements	**–**	**–**	**(103)**	**(103)**	–	–	(23)	(23)
Other balance sheet transfers	**–**	**–**	**14**	**14**	–	–	20	20
Reclassified	**–**	**–**	**–**	**–**	–	(2)	(4)	(6)
At 30 September	**1,228**	**129**	**155**	**1,512**	1,269	155	266	1,690

The history of experience adjustments is as follows. In accordance with the transitional provisions for the amendments to IAS 19 'Employee Benefits' issued on 16 December 2004, the disclosures below are determined prospectively from the 2005 reporting period.

Experience adjustments	2007 £m	2006 £m	2005 £m
Present value of defined benefit obligations	**1,512**	1,690	1,595
Fair value of plan assets	**(1,442)**	(1,408)	(1,040)
Surplus not recognised in accordance with IFRIC 14*	**92**	–	–
Net deficit reported	**162**	282	555
Experience adjustments on plan liabilities – (loss)	**(15)**	(14)	(8)
Experience adjustments on plan assets – gain	**22**	39	75

* The actuarial gain/loss reported in the consolidated statement of recognised income and expense is the sum of the items marked with an asterisk.

The Group made total contributions of £110 million in the year (2006: £329 million) including special contributions of disposal proceeds to pension plans of £45 million (2006: £280 million) and expects to make regular ongoing contributions of £38 million in 2008.

The expected return on plan assets is based on market expectations at the beginning of the period. The actual return on assets was £100 million (2006: £104 million).

The cumulative actuarial loss recognised in the statement of recognised income and expense was £156 million (2006: £194 million). An actuarial gain of £38 million (2006: actuarial loss £37 million) was recognised during the year.

The deficit would have reduced to £70 million if the full surplus on certain schemes had been fully recognised. IFRIC 14 only permits the recognition of a pension fund surplus where a company can clearly demonstrate that it can access the surplus through, for example, reduced future contributions. The Group has taken the prudent view that it will not be able to access these surpluses, totalling £92 million, in the foreseeable future.

24 Called up share capital

During the year 4,463,879 options were granted under the Compass Group Management Share Option Plan. All options were granted over the Company's ordinary shares and the grant price was equivalent to the market value of the Company's shares at the date of grant. No options were granted under any of the Company's other share option plans.

The Company commenced an on market share buy-back programme following the disposal of Select Service Partner in June 2006. This programme was extended following the disposal of Selecta in July 2007. During the year, a total of 181,407,434 ordinary shares of 10p each were repurchased for a consideration of £575 million and cancelled.

	2007		2006	
Authorised and allotted share capital	Number of shares	£m	Number of shares	£m
Authorised:				
Ordinary shares of 10p each	**3,000,010,000**	**300**	3,000,010,000	300
Allotted and fully paid:				
Ordinary shares of 10p each	**1,926,996,323**	**193**	2,098,723,901	210

	2007	2006
Allotted share capital	Number of shares	Number of shares
Ordinary shares of 10p each allotted as at 1 October	**2,098,723,901**	2,155,661,135
Ordinary shares allotted during the year on exercise of share options	**9,679,856**	743,766
Repurchase of ordinary share capital	**(181,407,434)**	(57,681,000)
Ordinary shares of 10p each allotted as at 30 September	**1,926,996,323**	2,098,723,901

At 30 September 2007, employees held options over a total of 122,169,742 ordinary shares under all of the Group's share option plans as follows:

Executive and Management Share Option Plans	Number of shares	Option price per share (pence)
Exercisable:		
17 December 2000 – 16 December 2007	141,106	324.91
11 December 2001 – 10 December 2008	166,186	338.27
17 June 2002 – 16 June 2009	69,244	444.76
16 September 2002 – 15 September 2009	4,858,287	312.80[1]
29 September 2002 – 28 September 2009	1,325,788	316.10[1]
25 November 2002 – 24 November 2009	497,781	391.70
22 December 2002 – 21 December 2009	13,849	431.40
3 February 2003 – 2 February 2010	285,342	394.00[1]
13 September 2003 – 12 September 2010	12,497,735	371.60
28 May 2004 – 27 May 2011	430,000	524.50
19 September 2004 – 18 September 2011	9,426,450	430.00
23 May 2005 – 22 May 2012	10,430,150	422.00
30 September 2005 – 29 September 2012	3,580,376	292.50
4 December 2005 – 3 December 2012	1,073,900	313.75
28 May 2006 – 27 May 2013	14,305,550	320.00
3 December 2006 – 2 December 2013	85,500	356.00
3 December 2006 – 2 December 2013	2,053,300	356.00
7 June 2007 – 6 June 2014	1,200,000	333.50
3 August 2007 – 2 August 2014	1,300,000	316.25
3 August 2007 – 2 August 2014	13,260,610	316.25
1 December 2007 – 30 November 2014	3,290,000	229.25
1 December 2007 – 30 November 2014	18,437,823	229.25
14 December 2008 – 13 December 2015	6,867,800	210.00
12 June 2009 – 11 June 2016	215,000	234.50
30 March 2010 – 29 March 2017	4,177,304	335.75
28 September 2010 – 27 September 2017	265,354	310.75
	110,254,435	

1. Options granted over ordinary shares in Compass Group Holdings PLC ('CGH'). Under its articles of association, any CGH ordinary shares which are issued on exercise are automatically transferred to the Company in consideration of the issue of Compass Group PLC ordinary shares on the basis of 1.835 Compass Group PLC shares for every CGH share. Numbers and prices given are relative to Compass Group PLC.

24 Called up share capital continued

UK and International Sharesave Plans	Number of shares	Option price per share (pence)
Exercisable:		
1 September 2008 – 28 February 2009	89,086	436.00
1 September 2008 – 28 February 2009	1,814[1]	436.00
1 September 2007 – 28 February 2010	415,509	336.00
1 September 2007 – 28 February 2008	256,821[1]	336.00
1 September 2008 – 28 February 2011	192,961	290.20
1 September 2008 – 28 February 2009	210,085[1]	290.20
1 September 2007 – 28 February 2012	623,332	266.80
1 September 2007 – 28 February 2012	815,742[1]	266.80
1 September 2007	1,466,372[1]	266.80
4 September 2007	48,932[1]	266.80
1 September 2008 – 28 February 2013	3,750,761	179.20
1 September 2008 – 28 February 2011	1,327,843[1]	179.20
1 September 2008	2,543,830[1]	179.20
1 September 2008	172,219[1]	179.20
	11,915,307	

1. Options granted under the international sharesave plan represent appreciation rights over the number of shares shown. In the event of exercise, holders will receive a number of shares calculated by reference to the increase in the market price at the time of exercise over the option price.

25 Reconciliation of movements in equity

	Attributable to equity shareholders of the Company							
Reconciliation of movements in equity	Share capital £m	Share premium account £m	Capital redemption reserve £m	Own shares £m	Other reserves £m	Retained earnings £m	Minority interests £m	Total £m
At 1 October 2005	216	94	9	(1)	4,137	(2,204)	27	2,278
Total recognised income and expense	–	–	–	–	(12)	260	6	254
Issue of shares	–	2	–	–	–	–	–	2
Fair value of share-based payments (net)	–	–	–	–	25	–	–	25
Share buy-back	(6)	–	6	–	–	(149)	–	(149)
Transfer on exercise of put options	–	–	–	–	138	3	(10)	131
Other changes	–	–	–	1	–	–	(6)	(5)
	210	96	15	–	4,288	(2,090)	17	2,536
Dividends paid to Compass shareholders (note 9)	–	–	–	–	–	(213)	–	(213)
Dividends paid to minority interests	–	–	–	–	–	–	(11)	(11)
At 30 September 2006	210	96	15	–	4,288	(2,303)	6	2,312
At 1 October 2006	**210**	**96**	**15**	**–**	**4,288**	**(2,303)**	**6**	**2,312**
Total recognised income and expense	**–**	**–**	**–**	**–**	**1**	**575**	**19**	**595**
Issue of shares	**1**	**26**	**–**	**–**	**–**	**–**	**–**	**27**
Fair value of share-based payments (net)	**–**	**–**	**–**	**–**	**14**	**–**	**–**	**14**
Share buy-back	**(18)**	**–**	**18**	**–**	**–**	**(575)**	**–**	**(575)**
Transfer on exercise of put options	**–**	**–**	**–**	**–**	**9**	**–**	**–**	**9**
Other changes	**–**	**–**	**–**	**(1)**	**–**	**–**	**–**	**(1)**
	193	**122**	**33**	**(1)**	**4,312**	**(2,303)**	**25**	**2,381**
Dividends paid to Compass shareholders (note 9)	**–**	**–**	**–**	**–**	**–**	**(208)**	**–**	**(208)**
Dividends paid to minority interests	**–**	**–**	**–**	**–**	**–**	**–**	**(3)**	**(3)**
At 30 September 2007	**193**	**122**	**33**	**(1)**	**4,312**	**(2,511)**	**22**	**2,170**

Own shares held by the Group represent 271,960 shares in Compass Group PLC (2006: 161,600 shares). 161,012 shares are held by the Compass Group Employee Share Trust ('ESOP') and 110,948 shares by the Compass Group Employee Trust Number 2 ('CGET2'). These shares are listed on a recognised stock exchange and their market value at 30 September 2007 was £0.8 million (2006: £0.4 million). The nominal value held at 30 September 2007 was £27,196 (2006: £16,160).

ESOP and CGET2 are discretionary trusts for the benefit of employees and the shares held are used to satisfy some of the Group's liabilities to employees for share options, share bonus and long-term incentive plans. All of the shares held by the ESOP and CGET2 are required to be made available in this way.

25 Reconciliation of movements in equity continued

The analysis of other reserves is shown below:

Other reserves	Share-based payment reserve £m	Merger reserve £m	Translation reserve £m	Hedging reserve £m	Equity adjustment for put options £m	Total other reserves £m
At 1 October 2005	105	4,170	16	1	(155)	4,137
Total recognised income and expense	–	–	(11)	(1)	–	(12)
Fair value of share-based payments	25	–	–	–	–	25
Settled in cash or existing shares (purchased in market)	–	–	–	–	–	–
Transfer on exercise of put options	–	–	–	–	138	138
At 30 September 2006	130	4,170	5	–	(17)	4,288
At 30 September 2006	**130**	**4,170**	**5**	**–**	**(17)**	**4,288**
Total recognised income and expense	**–**	**–**	**1**	**–**	**–**	**1**
Fair value of share-based payments	**25**	**–**	**–**	**–**	**–**	**25**
Settled in cash or existing shares (purchased in market)	**(11)**	**–**	**–**	**–**	**–**	**(11)**
Transfer on exercise of put options	**–**	**–**	**–**	**–**	**9**	**9**
At 30 September 2007	**144**	**4,170**	**6**	**–**	**(8)**	**4,312**

The merger reserve arose in 2000 following the demerger from Granada Compass plc. The equity adjustment for put options arose on accounting for the options held by the Group's minority partners requiring the Group to purchase those minority interests.

26 Share-based payments

Share options

Full details of the Compass Group Share Option Plan ('Option Plan'), the Management Share Option Plan ('Management Plan') and the Savings-related Share Option Scheme can be found in the Directors' remuneration report.

The following tables illustrate the number and weighted average exercise prices of, and movements in, share options during the year.

Executive and management schemes	2007 Number of share options	2007 Weighted average exercise price (pence)	2006 Number of share options	2006 Weighted average exercise price (pence)
Outstanding at 1 October	**129,018,281**	**321.25**	140,634,118	330.33
Granted	**4,463,879**	**334.26**	7,813,300	210.67
Exercised	**(8,946,120)**	**283.31**	(600,725)	229.09
Forfeited	**(14,036,513)**	**350.13**	(18,759,168)	346.29
Expired	**(245,092)**	**379.22**	(69,244)	310.29
Outstanding at 30 September	**110,254,435**	**321.05**	129,018,281	321.25
Exercisable at 30 September	**62,610,104**	**364.63**	55,215,845	380.21

The balance above includes options over 29,711,766 shares (2006: 36,367,195 shares) that were granted on or before 7 November 2002 and had vested by 1 October 2004. These options have not been subsequently modified and therefore do not need to be accounted for in accordance with IFRS 2 'Share-based Payment'.

Employee savings-related schemes – options	2007 Number of share options	2007 Weighted average exercise price (pence)	2006 Number of share options	2006 Weighted average exercise price (pence)
Outstanding at 1 October	**8,463,978**	**236.51**	12,191,328	242.24
Granted	**–**	**–**	–	–
Exercised	**(639,141)**	**236.82**	(48,937)	179.20
Forfeited	**(1,741,974)**	**227.34**	(2,797,940)	231.14
Expired	**(1,011,214)**	**377.34**	(880,473)	336.00
Outstanding at 30 September	**5,071,649**	**211.55**	8,463,978	236.51
Exercisable at 30 September	**614,111**	**305.45**	1,023,142	376.32

The balance above includes options over 89,086 shares (2006: 744,709 shares) that were granted on or before 7 November 2002 and had vested by 1 October 2004. These options have not been subsequently modified and therefore do not need to be accounted for in accordance with IFRS 2.

26 Share-based payments continued

Employee savings-related schemes – share appreciation rights	2007 Number of share options	2007 Weighted average exercise price (pence)	2006 Number of share options	2006 Weighted average exercise price (pence)
Outstanding at 1 October	**9,595,916**	**220.56**	15,140,626	235.29
Granted	**–**	**–**	–	–
Exercised	**(56,267)**	**191.27**	(3,354)	179.20
Forfeited	**(2,613,234)**	**220.02**	(3,545,071)	244.30
Expired	**(82,757)**	**436.00**	(1,996,285)	290.20
Outstanding at 30 September	**6,843,658**	**218.40**	9,595,916	220.56
Exercisable at 30 September	**2,196,771**	**274.89**	84,571	436.00

Options granted under the international savings-related schemes represent appreciation rights over the number of shares shown. When exercised, holders receive a number of shares calculated by reference to the increase in the market price at that time over the option price (as shown in the table above). Any remaining share appreciation rights are shown in the table above as expired.

Information relating to all option schemes

The weighted average share price at the date of exercise for share options exercised during the year was 345.64 pence (2006: 263.80 pence).

The options outstanding at the end of the year have a weighted average remaining contractual life of 5.5 years (2006: 6.4 years) for executive and management schemes and 1.5 years (2006: 2.5 years) for employee schemes.

For 2007, options were granted on 30 March 2007 and 28 September 2007. The estimated fair value of options granted on those dates was 90.97 pence and 62.10 pence respectively. For 2006, options were granted on 14 December 2005 and 12 June 2006. The estimated average fair value of these options was 41.97 pence and 45.88 pence respectively.

Fair values for the executive and management schemes were calculated using a binomial distribution option pricing model so that proper allowance is made for the presence of performance conditions and the possibility of early exercise. In addition, a Monte Carlo simulation model was used to estimate the probability of performance conditions being met. Fair values for options granted under employee savings-related schemes were calculated using the Black-Scholes option pricing model. The inputs to the option pricing models are reassessed for each grant.

The historical volatility is calculated with reference to weekly movements in the Compass share price over the three years prior to the grant date.

The following assumptions were used in calculating the fair value of options granted under executive schemes:

Assumptions – options	2007	2006
Historical volatility	**28.0%**	31.6%
Risk free interest rate	**5.2%**	4.3%
Dividend yield	**3.0%**	4.6%
Expected life	**6.0 years**	7.0 years
Weighted average share price at date of grant	**337.74p**	211.59p
Weighted average option exercise price	**334.26p**	210.67p

Long-term incentive plan

Full details of the Compass Group Long-Term Incentive Plan ('LTIP') can be found in the Directors' remuneration report.

The following table shows the movement in share awards during the year.

Long-term incentive plan	2007 Number of shares	2006 Number of shares
Outstanding at 1 October	**6,183,127**	5,669,951
Awarded	**2,041,940**	3,189,460
Exercised	**(253,526)**	(90,750)
Forfeited or waived	**(1,486,193)**	(1,629,107)
Lapsed	**(925,349)**	(956,427)
Outstanding at 30 September	**5,559,999**	6,183,127
Exercisable at 30 September	**–**	253,626

Vesting of LTIP awards made before September 2005 and 50% of LTIP awards made in the years to 30 September 2006 and 2007 are dependent on the Group's performance relative to a comparator group of companies comprising the FTSE 100 Index. This is treated as a market-based condition for valuation purposes and an assessment of the vesting probability was built into the grant date fair value calculations. This assessment was calculated using a Monte Carlo simulation option pricing model.

26 Share-based payments continued

The remaining 50% of awards made in the year to 30 September 2007 depend on the achievement of the Group Free Cash Flow ('GFCF') target for the three years from 1 October 2006 to 30 September 2009. 25% of the award will vest if GFCF of at least £859 million is achieved over the period and the full award will vest if GFCF of £959 million is achieved. 50% of awards made in the year to 30 September 2006 depend on the achievement of the GFCF target for the three years from 1 October 2005 to 30 September 2008. 25% of the award will vest if GFCF of at least £768 million is achieved over the period and the full award will vest if GFCF of £843 million is achieved. Awards will vest on a straight-line basis between these two points.

The fair value of these awards was calculated using the Black-Scholes option pricing model, the vesting probability being assessed based on a simulation model of the GFCF forecast.

The weighted average share price at the date of exercise for LTIP awards exercised during the year was 324.41 pence (2006: 225.47 pence).

The LTIP awards outstanding at the end of the year have a weighted average remaining contractual life of 1.5 years (2006: 1.6 years).

In 2007, LTIP awards were made on 8 March 2007 and 1 June 2007. The estimated fair value of awards granted on these dates was 251.88 pence. In 2006, LTIP awards were made on 14 June 2006. The estimated average fair value of these awards was 120.00 pence.

The inputs to the option pricing models are reassessed for each award. The following assumptions were used in calculating the fair value of LTIP awards made during the year:

Assumptions – long-term incentive plan	2007	2006
Historical volatility	**28.1%**	28.2%
Risk free interest rate	**5.2%**	4.7%
Dividend yield	**3.2%**	4.3%
Expected life	**2.5 years**	2.3 years
Weighted average share price at date of grant	**317.70p**	206.25p

Long-term bonus plan

Certain executives participating in the Long-Term Bonus Plan in prior years received an award of deferred Compass Group PLC shares. The award of bonus shares is subject to performance conditions and matching shares may be released by the Company following completion of a further period of service.

The following table illustrates the movement in the number of awards during the year.

Long-term bonus plan	2007 Number of shares	2006 Number of shares
Outstanding at 1 October	**6,514,317**	9,984,014
Awarded	**222,932**	174,628
Adjustment of awards following acquisition of minority interests	**295,984**	–
Vested	**(2,079,432)**	(958,590)
Lapsed (cash settled)	**(1,020,400)**	(1,947,501)
Forfeited	**(470,875)**	(738,234)
Outstanding at 30 September	**3,462,526**	6,514,317

Fair values for bonus shares awarded during the year were calculated using the Black-Scholes option pricing model. The inputs to the option pricing model are reassessed for each grant. The following assumptions were used in calculating the fair value of awards granted:

Assumptions – long-term bonus plan	2007	2006
Historical volatility	**31.0%**	35.9%
Risk free interest rate	**4.3%**	4.8%
Dividend yield	**4.3%**	4.0%
Expected life	**3.0 years**	3.0 years
Weighted average share price at date of grant	**222.28p**	220.32p

The weighted average share price at the date of exercise for share bonus awards vesting during 2007 was 305.07 pence (2006: 211.54 pence). The share bonus awards outstanding at the end of the year have a weighted average remaining contractual life of 0.1 years (2006: 0.6 years).

The estimated average fair value of share bonus awards made during the year was 280.56 pence (2006: 265.70 pence).

26 Share-based payments continued

Income statement expense and carrying value

The Group recognised expenses of £24 million (2006: £21 million) for continuing operations and £1 million (2006: £4 million) for discontinued operations in respect of equity-settled share-based payment transactions.

Cash-settled share-based payments

The Group has granted phantom share options to certain employees under the terms of the Management Equity Bonus Plan which mirror grants made under the Management Plan. These require the Group to pay the intrinsic value of the option to the employee at the date of exercise. At 30 September 2007, the Group has recorded liabilities of £1 million (2006: £2 million). The fair value of the phantom options is determined using the binomial distribution option pricing model using the assumptions shown above. The Group recorded a total credit of £1 million (2006: expense £1 million) during the year in respect of cash-settled phantom share options.

27 Business combinations

Acquisitions in the year included the purchase of the final 5% minority interest in Onama S.p.A. for a consideration of £7 million and a number of smaller infill acquisitions for a consideration of £7 million. Total £14 million.

£12 million goodwill was recognised in respect of these acquisitions. This included a fair value adjustment of £2 million which increased liabilities acquired.

Goodwill arising on acquisitions in the year is attributable to the anticipated profitability that will be generated from an extension to the Group's operations.

Onama was previously accounted for as a subsidiary and therefore there is no impact on the Group's consolidated revenue or operating profits in acquiring the final 5%. The impact on the Group's consolidated revenue and operating profits had the other investments been owned for the full year would have been minimal.

The Group also paid deferred consideration relating to prior year acquisitions of £17 million, leaving £6 million deferred consideration outstanding.

The total amount of cash paid in the year was £31 million.

28 Reconciliation of operating profit to cash generated by operations

Reconciliation of operating profit to cash generated by operations	2007 £m	2006 £m
Operating profit from continuing operations	**525**	455
Adjustments for:		
Depreciation of property, plant and equipment	**142**	151
Amortisation of intangible fixed assets	**31**	37
Loss on disposal of property, plant and equipment	**5**	5
Increase/(decrease) in provisions	**43**	(3)
Decrease in pensions liability	**(42)**	(35)
Share-based payments – charged to profits[1]	**23**	21
Share-based payments – settled in cash or existing shares[2]	**(11)**	–
Operating cash flows before movement in working capital	**716**	631
(Increase)/decrease in inventories	**(7)**	(4)
(Increase)/decrease in receivables	**8**	(33)
Increase/(decrease) in payables	**36**	57
Cash generated by operations	**753**	651

1. £24 million share based payments charge – £1 million credit in respect of cash-settled phantom share options (credited back to the income statement).
2. It was originally anticipated that these payments would be satisfied by the issue of new shares.

29 Cash flow from discontinued operations

Cash flow from discontinued operations	2007 £m	2006 £m
Net cash from/(used in) operating activities of discontinued operations		
Cash generated from discontinued operations	(11)	193
Tax paid	(7)	(15)
Net cash from/(used in) operating activities of discontinued operations	(18)	178
Net cash from/(used in) investing activities by discontinued operations		
Purchase of property, plant and equipment	(34)	(116)
Proceeds from sale of property, plant and equipment	4	11
Net cash from/(used in) investing activities by discontinued operations	(30)	(105)
Net cash from/(used in) financing activities by discontinued operations		
Dividends paid to minority interests	–	–
Net cash from/(used in) financing activities by discontinued operations	–	–

30 Analysis of net debt

This table is presented as additional information to show movement in net debt, defined as overdrafts, bank and other borrowings, finance leases and derivative financial instruments, net of cash and cash equivalents.

Net debt	Cash and cash equivalents £m	Bank overdrafts £m	Bank and other borrowings £m	Total overdrafts and borrowings £m	Finance leases £m	Derivative financial instruments £m	Gross debt £m	Net debt £m
At 1 October 2005	281	(33)	(2,637)	(2,670)	(60)	24	(2,706)	(2,425)
Cash flow	574	(27)	674	647	15	–	662	1,236
Exchange movements	(7)	3	71	74	2	–	76	69
Acquisitions and disposals (excluding cash and overdrafts)	–	1	(1)	–	1	–	1	1
Other non-cash movements	–	–	52	52	(15)	(13)	24	24
At 30 September 2006	848	(56)	(1,841)	(1,897)	(57)	11	(1,943)	(1,095)
At 1 October 2006	848	(56)	(1,841)	(1,897)	(57)	11	(1,943)	(1,095)
Cash flow	(11)	(66)	305	239	15	–	254	243
Exchange movements	2	3	68	71	1	–	72	74
Acquisitions and disposals (excluding cash and overdrafts)	–	1	–	1	6	–	7	7
Other non-cash movements	–	–	33	33	(15)	(11)	7	7
At 30 September 2007	839	(118)	(1,435)	(1,553)	(50)	–	(1,603)	(764)

Other non-cash movements includes amortisation of the fair value adjustment in respect of the £250 million sterling Eurobond redeemable in 2014 of £4 million, fair value debt adjustment of £4 million and swap monetisation credit of £25 million.

31 Contingent liabilities

Contingent liabilities	2007 £m	2006 £m
Performance bonds, guarantees and indemnities (including those of associated undertakings)	**227**	203

On 21 October 2005, the Company announced that it had instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services ('ESS') (a member of the Group), IHC Services Inc. ('IHC') and the United Nations ('UN'). Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On 1 February 2006, it was announced that the investigation had concluded.

The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The work undertaken by Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a few individuals within ESS to other parts of ESS or the wider Compass Group of companies.

The Group settled all outstanding civil litigation against it, in relation to this matter, in October 2006 but litigation continues between competitors of ESS, IHC and other parties involved in UN procurement.

IHC's relationship with the UN and ESS was part of a wider investigation into UN procurement activity being conducted by the United States Attorney's Office for the Southern District of New York, and with which the Group cooperated fully. The current status of that investigation is uncertain and a matter for the US authorities. Those investigators could have had access to sources unavailable to the Group, Freshfields Bruckhaus Deringer or Ernst & Young, and further information may yet emerge which is inconsistent with, or additional to, the findings of the Freshfields Bruckhaus Deringer investigation, which could have an adverse impact on the Group. The Group has however not been contacted by, or received further requests for information from, the United States Attorney's Office for the Southern District of New York in connection with these matters since January 2006. The Group has cooperated fully with the UN throughout.

In February 2007, the Group's Portuguese business, Eurest (Portugal) Sociedade Europeia Restaurantes LDA, was visited by the Portuguese Competition Authority ('PCA') as part of an investigation into possible past breaches of competition law by the Group and other caterers in the sector. The PCA investigation relates to a part of the Portuguese catering business which services mainly public sector contracts. The Group is cooperating fully with the PCA's ongoing investigation. Revenues of the Portuguese business for the year ended 30 September 2007 were £90 million (€134 million). It is likely that the investigation will take several months to complete and its outcome cannot be predicted at this point.

It is not currently possible to quantify any potential liability which may arise in respect of these matters. The directors currently have no reason to believe that any potential liability that may arise would be material to the financial position of the Group.

The Group, through a number of its subsidiary undertakings, is, from time to time, party to various other legal proceedings or claims arising from its normal business. Provisions are made as appropriate. None of these proceedings is regarded as material litigation.

The Group has provided a guarantee to one of its joint venture partners over the level of profits which will accrue to them in future periods. The maximum amount payable under this guarantee is £35 million, which would be payable in respect of the period from 1 July 2007 to 31 December 2010. Based on the latest management projections, no liability is expected to arise in relation to this guarantee and accordingly, no provision has been recorded at 30 September 2007 (2006: £nil).

32 Capital commitments

Capital commitments	2007 £m	2006 £m
Contracted for but not provided for	**23**	30

33 Operating lease and concessions commitments

The Group leases offices and other premises under non-cancellable operating leases. The leases have varying terms, purchase options, escalation clauses and renewal rights. The Group has some leases that include revenue-related rental payments that are contingent on future levels of revenue.

Future minimum rentals payable under non-cancellable operating leases and concessions agreements are as follows:

	2007			2006		
	Operating leases			Operating leases		
Operating lease and concessions commitments	Land and buildings £m	Other assets £m	Other occupancy rentals £m	Land and buildings £m	Other assets £m	Other occupancy rentals £m
Falling due within 1 year	**40**	**41**	**26**	47	46	43
Falling due between 2 and 5 years	**111**	**54**	**61**	111	51	104
Falling due in more than 5 years	**71**	**5**	**33**	106	6	71
Total	**222**	**100**	**120**	264	103	218

34 Related party transactions

The following transactions were carried out with related parties of Compass Group PLC:

Subsidiaries

Transactions between the ultimate parent company and its subsidiaries, and between subsidiaries, have been eliminated on consolidation.

Joint ventures

There were no significant transactions between joint ventures and the rest of the Group during the year.

Associates

The balances with associated undertakings are shown in notes 16 and 21. There were no significant transactions with associated undertakings during the year.

Key management personnel

The remuneration of key management personnel is shown in note 3. During the year there were no material transactions or balances between the Group and its key management personnel or members of their close family.

35 Post balance sheet events

On 1 October 2007 the Group acquired Propoco Inc ('Professional Services'), a leading regional provider of facilities management services to the US healthcare market, for a total consideration of £38 million. £36 million was paid at closing, with the remaining £2 million being deferred for 12 months.

The Group's share buy-back programme continued after the balance sheet date. Between 1 October 2007 and 23 November 2007, the Group repurchased for cancellation 34 million ordinary shares for a total consideration of £105 million, bringing the total number of shares repurchased since the buy-back programme began to 273 million shares for a total consideration of £825 million (before brokers commission and stamp duty).

36 Exchange rates

Exchange rates	2007	2006
Average exchange rate for year		
Australian Dollar	**2.44**	2.41
Brazilian Real	**4.02**	3.97
Canadian Dollar	**2.19**	2.06
Euro	**1.48**	1.46
Japanese Yen	**234.05**	209.07
Norwegian Krone	**11.98**	11.66
South African Rand	**14.18**	11.95
Swedish Krona	**13.63**	13.67
Swiss Franc	**2.40**	2.29
US Dollar	**1.97**	1.80
Closing exchange rate as at 30 September		
Australian Dollar	**2.30**	2.53
Brazilian Real	**3.75**	4.22
Canadian Dollar	**2.02**	2.13
Euro	**1.43**	1.48
Japanese Yen	**234.33**	220.54
Norwegian Krone	**11.05**	12.47
South African Rand	**14.05**	14.52
Swedish Krona	**13.18**	13.80
Swiss Franc	**2.38**	2.34
US Dollar	**2.04**	1.87

Average rates are used to translate the income statement and cash flow. Closing rates are used to translate the balance sheet. Only the most significant currencies are shown.

37 Details of principal subsidiary companies

Company	Country of incorporation	Principal activities
North America		
Compass Group Canada Ltd	Canada	Trading company providing foodservice
Bon Appétit Management Co	USA	Trading company providing foodservice
Compass Group USA Investments, Inc	USA	Holding company
Compass Group USA, Inc	USA	Trading company providing foodservice
Crothall Services Group	USA	Trading company providing support services to the healthcare market
Flik International Corp	USA	Trading company providing fine dining facilities
Foodbuy LLC (64%)	USA	Provision of purchasing services in North America
Levy Restaurants LP	USA	Trading company providing fine dining and foodservice at sports and entertainment facilities
Morrison Management Specialists, Inc	USA	Trading company providing foodservice to the healthcare market
Restaurant Associates Corp	USA	Trading company providing fine dining facilities
Wolfgang Puck Catering & Events, LLC (49%)[1]	USA	Trading company providing fine dining facilities
Continental Europe		
Compass Group France Holdings SAS	France	Holding company
Compass Group France	France	Trading company providing foodservice
Compass Group Deutschland GmbH	Germany	Holding company
Clinic Catering Service GmbH & Co. OHG	Germany	Trading company providing foodservice to the healthcare and retirement market
Eurest Deutschland GmbH	Germany	Trading company providing foodservice to business and industry
Eurest Sports & Food GmbH	Germany	Trading company providing foodservice to the sports and leisure market
Onama S.p.A.	Italy	Trading company providing foodservice
Palmar S.p.A. (90%)	Italy	Trading company providing support services
Ristomat S.p.A.	Italy	Trading company providing prepaid meal vouchers
Compass Group International BV	Netherlands	Holding company
Compass Group Nederland BV	Netherlands	Trading company providing foodservice
Compass Group Nederland Holding BV	Netherlands	Holding company
Eurest Support Services BV	Netherlands	Trading company providing support services
Compass Group Holdings Spain, S.L.	Spain	Holding company
Eurest Colectividades S.L.	Spain	Trading company providing foodservice
Compass Group (Schweiz) AG	Switzerland	Trading company providing foodservice
Restorama AG	Switzerland	Trading company providing foodservice
United Kingdom		
Compass Contract Services (UK) Ltd	England & Wales	Trading company providing foodservice
Compass Group Holdings PLC	England & Wales	Holding company and corporate activities
Compass Group, UK & Ireland Ltd	England & Wales	Holding company
Compass International Purchasing Ltd	England & Wales	Provision of purchasing services throughout the world
Compass Purchasing Ltd	England & Wales	Provision of purchasing services in the UK and Ireland
Hospitality Holdings Ltd[2]	England & Wales	Intermediate holding company
Letheby & Christopher Ltd	England & Wales	Trading company for the UK sports and events foodservice business
Scolarest Ltd	England & Wales	Trading company providing foodservice to the UK education market
Rest of the World		
Compass Group (Australia) Pty Ltd	Australia	Trading company providing foodservice
Seiyo Food – Compass Group, Inc (86%)	Japan	Trading company providing foodservice
Compass Group Southern Africa (Pty) Ltd (70%)	South Africa	Trading company providing foodservice

1. The Group exercises control of this entity and accounts for it as a subsidiary.
2. Held directly by the parent company.

All companies listed above are wholly owned by the Group, except where otherwise indicated. All interests are in the ordinary share capital. All companies operate principally in their country of incorporation, except for Compass International Purchasing Ltd which operates throughout the world. A full list of the Group's operating subsidiary undertakings will be annexed to the next annual return.

Parent Company financial statements Compass Group PLC

Directors' responsibilities

The directors are required by law to prepare separate financial statements for the Company in accordance with the Companies Act 1985. The directors have chosen to prepare these financial statements for the Company in accordance with United Kingdom Generally Accepted Accounting Practice.

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company as at the end of the financial year and of the profit or loss of the Company for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the Company website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Independent auditors' report to the members of Compass Group PLC

Introduction

We have audited the parent company financial statements of Compass Group PLC for the year ended 30 September 2007 which comprise the parent company balance sheet, accounting policies and the related notes 1 to 9. These parent company financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Group financial statements of Compass Group PLC for the year ended 30 September 2007 and on the information in the Directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' remuneration report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the Directors' Report is consistent with the parent company financial statements.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited parent company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 30 September 2007;
- the parent company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
28 November 2007

Parent Company balance sheet
as at 30 September 2007

Compass Group PLC	Notes	2007 £m	2006 £m
Fixed assets			
Investments	2	**933**	915
Current assets			
Debtors: amounts falling due within one year	3	**4,828**	3,311
Debtors: amounts falling due after more than one year	3	**13**	22
Cash at bank and in hand		**678**	695
Current assets		**5,519**	4,028
Creditors: amounts falling due within one year			
Creditors: amounts falling due within one year	4	**(3,757)**	(1,668)
Net current assets			
Net current assets		**1,762**	2,360
Total assets less current liabilities			
Total assets less current liabilities		**2,695**	3,275
Creditors: amounts falling due after more than one year			
Creditors: amounts falling due after more than one year	4	**(1,403)**	(1,878)
Net assets			
Net assets		**1,292**	1,397
Capital and reserves			
Called up share capital	7, 8	**193**	210
Share premium account	8	**122**	96
Capital redemption reserve	8	**33**	15
Share-based payment reserve	8	**144**	130
Profit and loss account	8	**800**	946
Total equity		**1,292**	1,397

Approved by the Board of directors on 28 November 2007 and signed on their behalf by

Richard J Cousins, Director
Andrew D Martin, Director

Introduction

The significant accounting policies adopted in the preparation of the separate financial statements of the Company are set out below:

A Accounting convention and basis of preparation

These financial statements have been prepared in accordance with applicable UK generally accepted accounting principles (UK GAAP) and the Companies Act 1985 using the historical cost convention modified for the revaluation of certain financial instruments.

B Exemptions

The Company's financial statements are included in the Compass Group PLC consolidated financial statements for the year ended 30 September 2007. As permitted by section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account. The Company has also taken advantage of the exemption from presenting a cash flow statement under the terms of FRS 1 'Cash Flow Statements'. The Company is also exempt under the terms of FRS 8 'Related Party Disclosures' from disclosing transactions with other members of Compass Group.

The Compass Group PLC consolidated financial statements for the year ended 30 September 2007 contain financial instrument disclosures which comply with FRS 25 'Financial Instruments: Disclosure and Presentation'. Consequently, the Company has taken advantage of the exemption in FRS 25 not to present separate financial instrument disclosures for the Company.

C Change in accounting policies

The Company has not applied any accounting standards for the first time in the year ended 30 September 2007.

D Investments in subsidiary undertakings

Investments are stated at cost less provision for any impairment. In the opinion of the directors the value of such investments are not less than shown at the balance sheet date.

E Foreign currency

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the year end.

F Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost unless they are part of a fair value hedge accounting relationship. Borrowings that are part of a fair value hedge accounting relationship are measured at amortised cost plus or minus the fair value attributable to the risk being hedged.

G Derivatives and other financial instruments

The Company uses derivative financial instruments to manage its exposure to fluctuations in foreign exchange rates and interest rates. Derivative instruments utilised include interest rate swaps, cross currency swaps and forward foreign exchange contracts. The Company and Group policy is disclosed in the accounting policies to the consolidated financial statements.

H Dividends

Dividends are recognised in the Company's financial statements in the year in which they are approved in general meeting by the Company's shareholders. Interim dividends are recognised when paid.

I Deferred tax

Deferred tax is provided at the anticipated rates on timing differences arising from the inclusion of items of income and expenditure in tax computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

J Share-based payments

The Group issues equity-settled and cash-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Fair value is measured using either the binomial distribution or Black-Scholes pricing models as is most appropriate for each scheme. The expected life used in the models has been adjusted, based on management's best estimate, for the effects of exercise restrictions and behavioural considerations.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each balance sheet date.

The issue of share incentives by the Company to employees of its subsidiaries represents additional capital contributions. An addition to the Company's investment in Group undertakings is reported with a corresponding increase in shareholders' funds. For details of the charge see note 26 to the consolidated financial statements.

Notes to the Parent Company financial statements

1 Profit and loss account disclosures

The Company profit on ordinary activities after tax was £637 million (2006: £699 million).

The fee for the audit of the Company's annual financial statements was £0.4 million (2006: £0.4 million).

The Company had no direct employees in the course of the year (2006: none).

2 Investments in subsidiary undertakings

Investments in subsidiary undertakings	2007 £m	2006 £m
Cost and net book value		
At 1 October	915	890
Share-based payments to employees of subsidiaries	29	25
Settlement of share-based payments by subsidiaries	(11)	–
At 30 September	933	915

The principal subsidiary undertakings are listed in note 37 to the consolidated financial statements.

3 Debtors

Debtors	2007 £m	2006 £m
Amounts falling due within one year		
Amounts owed by subsidiary undertakings	4,821	3,217
Deferred consideration receivable	–	14
Group relief receivable	–	39
Derivative financial instruments	7	9
Other debtors	–	32
Amounts falling due within one year	4,828	3,311
Amounts falling due after more than one year		
Derivative financial instruments	13	22
Amounts falling due after more than one year	13	22

4 Creditors

Creditors	2007 £m	2006 £m
Amounts falling due within one year		
Loan notes	–	26
Bank loans	4	4
Bank overdrafts	278	300
Group relief payable	4	–
Derivative financial instruments	–	2
Amounts owed to subsidiary undertakings	3,415	1,230
Accruals and deferred income	56	106
Amounts falling due within one year	3,757	1,668
Amounts falling due after more than one year		
Bonds	993	1,323
Loan notes	384	426
Bank loans	11	109
Derivative financial instruments	15	18
Deferred tax liability	–	2
Amounts falling due after more than one year	1,403	1,878

4 Creditors continued

Bonds are unsecured and are comprised as follows:

Bonds	Nominal value	Redeemable	Interest
Euro Eurobond	€300m	2009	6.0%
Sterling Eurobond	£200m	2010	7.125%
Sterling Eurobond	£325m	2012	6.375%
Sterling Eurobond	£250m	2014	7.0%

Euro Eurobonds with nominal value €450 million redeemable in 2009 were repurchased during the current year leaving €300 million outstanding.

The Company has fixed term, fixed interest private placements totalling US$769 million (£377 million) at interest rates between 5.11% and 7.955%. US$15 million (£7 million) is repayable in 5 to 10 years.

The deferred tax liability arose on marking to market interest rate swaps.

5 Maturity of financial liabilities, other creditors and derivative financial instruments

The maturity of financial liabilities, other creditors and derivative financial instruments as at 30 September 2007 is as follows:

	2007				2006			
Maturity	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m
In more than 1 year but not more than 2 years	**285**	**4**	**3**	**292**	–	98	2	100
In more than 2 years but not more than 5 years	**832**	**7**	**(1)**	**838**	894	11	(7)	898
In more than 5 years	**260**	**–**	**–**	**260**	855	–	3	858
In more than 1 year	**1,377**	**11**	**2**	**1,390**	1,749	109	(2)	1,856
In 1 year or less, or on demand	**–**	**282**	**(7)**	**275**	26	304	(7)	323
Total	**1,377**	**293**	**(5)**	**1,665**	1,775	413	(9)	2,179

Other includes the debtor and creditor amounts associated with derivative financial instruments and the associated deferred tax liability.

Bank loans	2007 £m	2006 £m
Amounts repayable by instalments falling due between 1 and 5 years	**12**	17
Amounts repayable by instalments falling due within 1 year	**4**	4
Amounts repayable by instalments falling due within 5 years	**16**	21
Amounts repayable otherwise than by instalments falling due between 1 and 5 years	**4**	92
Amounts repayable otherwise than by instalments falling due within 1 year	**–**	–
Amounts repayable otherwise than by instalments falling due within 5 years	**4**	92

6 Derivative financial instruments

	2007		2006	
Derivative financial instruments	Financial assets £m	Financial liabilities £m	Financial assets £m	Financial liabilities £m
Interest rate swaps:				
Fair value hedges	**13**	**(15)**	22	(18)
Cash flow hedges	**–**	**–**	–	–
Not in a hedging relationship	**2**	**–**	9	(1)
Currency swaps:				
Cross currency swaps	**–**	**–**	–	(1)
Other:				
Forward foreign exchange contracts	**5**	**–**	–	–
Derivative financial instruments	**20**	**(15)**	31	(20)

7 Share capital

Details of the share capital, share option schemes and share-based payments of Compass Group PLC are shown in notes 24 and 26 to the consolidated financial statements.

8 Capital and reserves

Capital and reserves	Share capital £m	Share premium account £m	Capital redemption reserve £m	Share-based payment reserve £m	Hedging reserves £m	Profit and loss reserve £m	Total £m
At 1 October 2005	216	94	9	105	1	609	1,034
Fair value movement on cash flow hedges[1]	–	–	–	–	3	–	3
Transfer to profit and loss from equity on cash flow hedges[1]	–	–	–	–	(4)	–	(4)
Issue of shares	–	2	–	–	–	–	2
Repurchase of ordinary share capital	(6)	–	6	–	–	(149)	(149)
Fair value of share-based payments	–	–	–	25	–	–	25
Settled in cash or existing shares (purchased in market)	–	–	–	–	–	–	–
Dividends paid to Compass shareholders	–	–	–	–	–	(213)	(213)
Profit for the financial year	–	–	–	–	–	699	699
At 30 September 2006	210	96	15	130	–	946	1,397
At 1 October 2006	**210**	**96**	**15**	**130**	–	**946**	**1,397**
Issue of shares	**1**	**26**	–	–	–	–	**27**
Repurchase of ordinary share capital	**(18)**	–	**18**	–	–	**(575)**	**(575)**
Fair value of share-based payments	–	–	–	**25**	–	–	**25**
Settled in cash or existing shares (purchased in market)	–	–	–	**(11)**	–	–	**(11)**
Dividends paid to Compass shareholders	–	–	–	–	–	**(208)**	**(208)**
Profit for the financial year	–	–	–	–	–	**637**	**637**
At 30 September 2007	**193**	**122**	**33**	**144**	–	**800**	**1,292**

1. Net of deferred tax.

9 Contingent liabilities

Contingent liabilities	2007 £m	2006 £m
Guarantees and indemnities (including subsidiary undertakings' overdrafts)	**268**	288

Details regarding certain contingent liabilities which involve the Company are set out in note 31 to the consolidated financial statements.

Registrars and transfer office

All matters relating to the administration of shareholdings should be directed to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, telephone within the UK: 0871 664 0300 (calls cost 10 pence per minute plus network extras) and from overseas: +44 20 8639 2157; email: ssd@capitaregistrars.com.

Shareholders can register online to view their Compass Group PLC shareholding details using the Share Portal, a service offered by Capita Registrars. This service can be accessed at www.capitashareportal.com. Shareholders registering for the Share Portal will require their investor code which is shown on share certificates and on the form of proxy accompanying this Report. The service enables shareholders to do all of the following:

- check their shareholdings in Compass Group PLC 24 hours a day;
- register their email and mailing preference (post or electronic) for future shareholder mailings;
- gain easy access to a variety of shareholder information including indicative valuation and payment instruction details; and
- use the Internet to appoint a proxy to attend general meetings of Compass Group PLC.

Electronic communications

The Company can, at shareholders' request, send shareholders an email notification each time a new shareholder report or other shareholder communication is placed on its website. This enables shareholders to read and/or download the information at their leisure. Shareholders can still request paper copies of the documents if they so wish.

To encourage shareholders to convert to e-communications, the Company will arrange for a sapling tree to be planted in the UK for each shareholder who chooses to receive all future communications electronically. The next opportunity for the Company to notify shareholders electronically will be for the Interim Report, to be published in June 2008.

Dividend Reinvestment Plan (DRIP)

The Company has introduced a DRIP service, provided by Capita IRG Trustees Limited. The DRIP allows eligible shareholders to use the whole of their cash dividend to buy additional shares in the Company, increasing their shareholding. Additional information, including details of how to sign up, can be obtained from Capita IRG Trustees Limited, telephone within the UK: 0871 664 0381 (calls cost 10 pence per minute plus network extras) and from overseas: +44 20 8639 3402; email: shares@capitaregistrars.com.

Share price information

The current price of the Company's shares is available on Ceefax, Teletext, FTCityline (operated by the Financial Times), telephone within the UK: 0906 843 3250 and on the Company's website: www.compass-group.com.

ShareGift

ShareGift, the charity share donation scheme, is a free service for shareholders wishing to give shares to charitable causes. It is particularly useful for those shareholders who may wish to dispose of a small quantity of shares where the market value makes it uneconomic to sell on a commission basis. Further information can be obtained from ShareGift (telephone within the UK: 020 7930 3737 and from overseas +44 20 7930 3737 or www.sharegift.org) or from the Registrars.

American Depositary Receipts (ADRs)

The Company operates an ADR programme. Each ADR is equivalent to one Compass Group PLC ordinary share and trades under the symbol CMPGY. Further information can be obtained from The Bank of New York Mellon, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, telephone: within the US toll free 1-888 BNY-ADRs and from overseas +1 212 815 3700; email: shareowners@bankofny.com and from websites: www.adrbny.com and www.stockbny.com.

Warning about unsolicited investment contacts

Many companies have become aware that their shareholders have received unsolicited telephone calls or correspondence concerning investment matters. These are typically from overseas based 'brokers' who target UK shareholders offering to sell them what often turns out to be worthless or high risk shares in US or UK investments. Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports.

If you receive any unsolicited investment advice:

- Make sure you get the correct name of the person and organisation.
- Check that they are properly authorised by the Financial Services Authority before getting involved. You can check at www.fsa.gov.uk/register.
- The FSA also maintains on its website a list of unauthorised overseas firms who are targeting, or have targeted, UK investors and any approach from such organisations should be reported to the FSA so that this list can be kept up to date and any other appropriate action can be considered. If you deal with an unauthorised firm, you would not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can be contacted by completing an online form at www.moneymadeclear.fsa.gov.uk.
- Inform our Registrars by telephone within the UK: 0871 664 0300 (calls cost 10 pence per minute plus network extras) and from overseas: +44 20 8639 2157; email: ssd@capitaregistrars.com.

More detailed information on this or similar activity can be found on the FSA website www.moneymadeclear.fsa.gov.uk.

Unsolicited mail

The Company is legally obliged to make its register of members available to the public. As a consequence of this some shareholders might have received unsolicited mail. UK shareholders wishing to limit the amount of such mail should write to the Mailing Preference Service, FREEPOST 29 LON20771, London W1E 0ZT. Alternatively, UK shareholders may register online at www.mpsonline.org.uk or request an application form by calling from within the UK: 0845 703 4599.

Identity theft – protecting an investment

Criminals may steal shareholders' personal information putting a holding at risk.

Advice on protecting a shareholding:

- Ensure certificates are kept in a safe place or hold shares electronically in CREST via a nominee.
- Keep all correspondence from the Registrars which shows a shareholder investor code in a safe place, or destroy correspondence by shredding.
- When changing address, inform the Registrars. If a letter from the Registrars is received regarding a change of address and there has been no recent move, contact the Registrars immediately. The shareholder concerned may be a victim of identity theft.
- Know when the dividends are paid. Shareholders may wish to consider having their dividends paid directly into their bank or building society account, both for the convenience and the resulting reduction in the risk of the cheque being intercepted or lost in the post. To take advantage of this dividend mandate facility, contact the Registrars, telephone within the UK: 0871 664 0300 (calls cost 10 pence per minute plus network extras) and from overseas: +44 20 8639 2157; or alternatively complete a form online at www.capitaregistrars.com/shareholders using the Share Portal service.
- On changing bank or building society account, inform the Registrars of the details of the new account and respond to any letters the Registrars send about this.
- When buying or selling shares, shareholders should seek to only deal with brokers registered in their country of residence or the UK.

Financial calendar

Annual General Meeting:
8 February 2008

Results announcements:
Half year – May
Full year – late November/early December

Dividend payments:
Interim – August
Final – March

Shareholder analysis	Number of holders	Holders %	Number of shares held millions	Shares held %
Type of holder:				
Individuals	61,918	92.4	87	4.5
Institutional and other investors	5,112	7.6	1,840	95.5
Total	67,030	100.0	1,927	100.0
Size of holding:				
1-100	13,402	20.0	1	0.0
101-200	10,979	16.4	2	0.1
201-500	16,454	24.5	5	0.3
501-1,000	10,728	16.0	8	0.4
1,001-2,000	7,797	11.6	11	0.6
2,001-5,000	4,861	7.2	15	0.8
5,001-10,000	1,251	1.9	9	0.5
10,001-50,000	750	1.1	16	0.8
50,001-100,000	174	0.3	12	0.7
100,001-500,000	306	0.5	74	3.8
500,001-1,000,000	99	0.1	70	3.6
1,000,001-5,000,000	159	0.2	361	18.7
5,000,001-10,000,000	36	0.1	256	13.3
10,000,001 and above	34	0.1	1,087	56.4
Total	67,030	100.0	1,927	100.0

Index to the consolidated financial statements

Index to the Parent Company financial statements

Forward looking statements

This Report contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

COMPASS
GROUP

Registered office

Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom

Registered No: 4083914

Tel +44 (0)1932 573 000
Fax +44 (0)1932 569 956

www.compass-group.com

Auditors

Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

Financial advisors

Citigroup Global Markets Ltd
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Legal advisors

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Stockbrokers

Morgan Stanley & Co International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Mixed Sources
FSC

Designed and produced by Carnegie Orr +44 (0)20 7610 6140. Printed in the UK by CTD.

This report is printed on Look, which is 100% ECF (Elemental Chlorine Free) pulp and is 100% recyclable and sourced from carefully managed and renewed commercial forests, certified in accordance with the FSC (Forest Stewardship Council). The mill is ISO 14001 certified. Our printers are fully accredited to the ISO 14001 environmental management system. They utilise vegetable based inks and operate a direct computer to plate repro system, eliminating the need for film with its chemicals such as developer and acid fixers.

COMPASS GROUP

8 February 2008

Compass Group PLC

AGM Statement and Interim Management Statement

Compass Group PLC is today issuing its first Interim Management Statement ahead of its Annual General Meeting to be held at 11:00a.m. today at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. At this meeting shareholders will be provided with the following Interim Management Statement, on the Group's performance for the first three months of the current year.

Group

Compass has had a strong first quarter with global revenues increasing organically in line with growth levels for last year. Margins are continuing to improve and operating profit is running well ahead of last year's first quarter and marginally ahead of expectations. Cash flow conversion remains very good.

We have embedded the MAP programme deeper throughout the whole organisation and this is continuing to drive increased focus on like for like growth and cost efficiencies, resulting in improving margins. The focus on working capital management and control of capital expenditure is improving free cash flow. The Group has again delivered good quality organic growth by achieving a better balance between like for like growth and net new contract wins.

We are managing the impact of food cost inflation through rigorous application of the MAP framework – particularly in the key areas of purchasing and supply chain efficiencies; unit cost efficiencies including menu re-engineering; and client and consumer pricing.

North America

Our broad mix of clients across many sectors of the US and Canadian economy is helping to drive strong organic revenue growth in the first quarter at similar levels to last year. In particular, increased participation and healthy eating programmes have again driven like for like revenue in Chartwells, our education business. Crothall, our support services business, continues to grow as we focus on cross selling additional services to existing customers. The remote business in Canada is performing well in the year to date as a result of the increased activity in the extractive industries.

Close attention to detail is ensuring that food cost inflation is being well managed and this, combined with the positive revenue trend, is ensuring that first quarter margins and operating profits are comfortably ahead of last year.

Continental Europe

Growth in revenues in Continental Europe has been gradually increasing over the last 18 months and we have seen this trend continue in the first quarter. Spain and the Nordic region remain the drivers of the improvement. In Spain, growth in all sectors has been strong with a good balance of new business wins and like for like growth and the Nordic region continues to benefit from the high activity in the oil and gas industry.

Good progress is being made in all aspects of MAP and this is improving margins. First quarter margins and operating profits are well ahead of last year.

UK

As anticipated, revenues and operating profit remain broadly in line with the same period last year. Performance in education, which had stabilised by the end of last year, continues to make steady progress and Restaurant Associates, our fine dining business, and B&I and Healthcare are all performing in line with last year. In-unit labour and overhead efficiency improvement plans are progressing well and food cost inflation is being well managed.

Rest of the World

Healthy organic revenue growth in the first quarter, in line with last year, has been driven by positive trends particularly in Latin America, South Africa, UAE and our remote businesses which operate throughout the region. The remote site business continues to perform well on the back of food and support services which are provided particularly to the energy and extractive industries. Margins are well ahead of last year with good progress in the geographies listed above as well as in Japan and Australia.

Brazil Acquisition

The Group is pleased to announce that it has exchanged contracts with its partner Accor SA to acquire their entire 50% stake in GRSA, the Group's 50% owned Brazilian joint venture contract catering business, for a total cash consideration of Brazilian Reals 305m (approximately £88m). The revenues for the Brazilian business (100%) for the year to 30 September 2007 were £267m, of which 50% were consolidated. Completion will be subject to a number of routine conditions.

Share Buy-Back Programme

The Group's share buy-back programme has continued. Between 1 October 2007 and 5 February 2008, the Group repurchased for cancellation 65 million ordinary shares for a total consideration of £203 million, bringing the total number of shares repurchased since the share buy-back programme began, to 304 million for a total consideration of £923 million.

Other than in relation to the acquisition of the Brazilian business and the ongoing share buy-back programme referred to above, there has been no significant change in the financial position of the Group in the period since the end of the first quarter.

Ahead of our interim results announcement on 14 May 2008, there will be a pre-close trading update issued at 7a.m. on 27 March 2008.

ENDS

Enquiries:

Analysts: Andrew Martin: 01932 573000

Media: Chris King: 01932 573116

Note to Editors:

Website
www.compass-group.com

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services to our clients' premises and we generated annual revenues of around £10 billion in the year to 30 September 2007. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore and Remote, Healthcare, Education, Sports and Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

This Interim Management Statement is prepared for and addressed only to the Company's shareholders as a whole and to no other person. The Company, its directors, employees, agents or advisors do not accept or assume responsibility to any other person to whom this Interim Management Statement is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed.

Certain information included in this Interim Management Statement is forward looking and involves risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward thinking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to, general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments. All statements in this release are based upon information known to the Company at the date of this report. The Company undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

A copy of this release, together with all other recent announcements can be found on Compass Group's website at www.compass-group.com. Copies of the presentation given to institutional investors and analysts are also available at this site.

COMPASS
GROUP

82-5161

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

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Company	Compass Group PLC
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Headline	Transaction in Own Shares
Released	18:16 29-Feb-08
Number	1441P

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 29 February 2008 it purchased for cancellation 750,000 ordinary shares at a price of 326.25 pence per share from Morgan Stanley.

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Justin Besley Compass Group PLC 01932 573 000

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Purchase of own shares for cancellation

Compass Group PLC announces that on 28 February 2008 it purchased for cancellation 750,000 ordinary shares at a price of 330.0352 pence per share from Morgan Stanley.

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Number	9113O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 27 February 2008 it purchased for cancellation 750,000 ordinary shares at a price of 334.8594 pence per share from Morgan Stanley.

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Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 26 February 2008 it purchased for cancellation 750,000 ordinary shares at a price of 335.3257 pence per share from Morgan Stanley.

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Number	7126O

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Purchase of own shares for cancellation

Compass Group PLC announces that on 25 February 2008 it purchased for cancellation 750,000 ordinary shares at a price of 332.5709 pence per share from Morgan Stanley.

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Justin Besley   Compass Group PLC   01932 573 000

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Released	17:36 22-Feb-08
Number	6142O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 22 February 2008 it purchased for cancellation 750,000 ordinary shares at a price of 328.6409 pence per share from Morgan Stanley.

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Justin Besley	Compass Group PLC	01932 573 000

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Headline	Holding(s) in Company
Released	18:00 21-Feb-08
Number	5225O

RNS Number:5225O
Compass Group PLC
21 February 2008

Compass Group PLC

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Compass Group PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to notification obligation:

Templeton Global Advisors Limited

4. Full name of shareholder(s) (if different from 3) :

Bank of New York
Citibank NA London
Euroclear Bruxelles
HSBC Bank Plc
JP Morgan Chase Bank
Mellon Bank
Merrill Lynch Int'l Ltd
Royal Trust Corp of Canada
State Street Bank

5. Date of transaction (and date on which the threshold is crossed or reached if different):

18 February 2008

6. Date on which issuer notified:

21 February 2008

7. Threshold(s) that is/are crossed or reached:

Under 6%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0005331532	114,819,428	114,819,428

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction: Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0005331532	112,162,888	N/A	112,162,888	N/A	5.99%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
112,162,888	5.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

N/A

Proxy Voting:

10. Name of proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

15. Contact telephone number:

For notes on how to complete form TR-1 please see the FSA website.

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Number	5217O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 21 February 2008 it purchased for cancellation 750,000 ordinary shares at a price of 337.3641 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Headline	Transaction in Own Shares
Released	16:59 20-Feb-08
Number	4273O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 20 February 2008 it purchased for cancellation 750,000 ordinary shares at a price of 335.60 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
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Headline	Transaction in Own Shares
Released	17:48 19-Feb-08
Number	3436O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 19 February 2008 it purchased for cancellation 750,000 ordinary shares at a price of 329.8242 pence per share from Morgan Stanley.

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Justin Besley	Compass Group PLC	01932 573 000

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Headline	Transaction in Own Shares
Released	17:38 18-Feb-08
Number	2574O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 18 February 2008 it purchased for cancellation 750,000 ordinary shares at a price of 325.8610 pence per share from Morgan Stanley.

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Justin Besley Compass Group PLC 01932 573 000

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Headline	Transaction in Own Shares
Released	18:14 15-Feb-08
Number	1613O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 15 February 2008 it purchased for cancellation 750,000 ordinary shares at a price of 322.3606 pence per share from Morgan Stanley.

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Justin Besley Compass Group PLC 01932 573 000

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Released	11:06 14-Feb-08
Number	9974N

RNS Number:9974N
Compass Group PLC
14 February 2008

Compass Group PLC

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Compass Group PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (X)

Decrease in total number of outstanding shares, resulting in a decrease in the total number of voting rights

3. Full name of person(s) subject to notification obligation:

Templeton Global Advisors Limited

4. Full name of shareholder(s) (if different from 3) :

Bank of New York
Citibank NA London
Euroclear Bruxelles
HSBC Bank Plc
JP Morgan Chase Bank
Mellon Bank

Merrill Lynch Int'l Ltd
Royal Trust Corp of Canada
State Street Bank

5. Date of transaction (and date on which the threshold is crossed or reached if different):

12 February 2008

6. Date on which issuer notified:

14 February 2008

7. Threshold(s) that is/are crossed or reached:

6%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0005331532	118,283,655	118,283,655

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0005331532	114,819,428	N/A	114,819,428	N/A	6.13%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
114,819,428	6.13%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

N/A

Proxy Voting:

10. Name of proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

15. Contact telephone number:

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:30 14-Feb-08
Number	0549O

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 14 February 2008 it purchased for cancellation 750,000 ordinary shares at a price of 329.5885 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:59 13-Feb-08
Number	9636N

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 13 February 2008 it purchased for cancellation 750,000 ordinary shares at a price of 327.4401 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:42 12-Feb-08
Number	8671N

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12 February 2008 it purchased for cancellation 750,000 ordinary shares at a price of 330.2085 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:34 11-Feb-08
Number	7750N

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 11 February 2008 it purchased for cancellation 750,000 ordinary shares at a price of 330.5235 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Result of AGM
Released	13:40 08-Feb-08
Number	6400N

RNS Number:6400N
Compass Group PLC
08 February 2008

COMPASS GROUP PLC

ANNUAL GENERAL MEETING - 8 FEBRUARY 2008: RESOLUTIONS

Compass Group PLC is pleased to announce that at its AGM held earlier today, all resolutions were passed on a show of hands.

An analysis of the proxy votes lodged against each resolution prior to the AGM is set out below.

Res No	Votes In Favour	%	Discretion	%	Against	%	Total
1	1,297,422,138	99.79	678,467	0.05	2,014,534	0.16	1,300,115,139
2	1,292,048,595	99.36	712,839	0.06	7,574,208	0.58	1,300,335,642
3	1,308,831,486	99.95	673,080	0.05	37,668	0.00	1,309,542,234
4	1,308,797,602	99.90	736,380	0.06	511,065	0.04	1,310,045,047
5	1,303,589,942	99.51	740,455	0.06	5,705,168	0.43	1,310,035,565
6	1,308,802,749	99.90	736,502	0.06	498,055	0.04	1,310,037,306
7	1,303,232,646	99.48	726,347	0.06	6,096,814	0.46	1,310,055,807
8	1,303,627,500	99.51	737,955	0.06	5,694,104	0.43	1,310,059,559
9	1,274,735,187	98.33	714,938	0.06	20,920,771	1.61	1,296,370,896
10	1,289,680,146	98.97	791,000	0.06	12,669,728	0.97	1,303,140,874
11	1,302,196,524	99.41	815,989	0.06	6,946,369	0.53	1,309,958,882
12	1,301,765,451	99.37	831,629	0.07	7,389,732	0.56	1,309,986,812
13	1,309,006,161	99.92	831,062	0.07	196,217	0.01	1,310,033,440
14	1,284,014,412	98.17	822,830	0.06	23,149,772	1.77	1,307,987,014
15	1,297,827,413	99.16	847,862	0.07	10,140,542	0.77	1,308,815,817

As at the close of business on 7 February 2008, the issued share capital was 1,868,337,399 ordinary shares of 10 pence each.

Copies of all the resolutions together with copies of the amended Articles of Association, as approved by shareholders at the AGM, have been submitted for publication through the Document Viewing Facility of the UK Listing Authority and will shortly be available for inspection at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

For further information please contact:
Mark J White
General Counsel and Company Secretary
+44 (0) 1932 573000

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £10.3 billion in the year to 30 September 2007. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Interim Management Statement
Released	07:00 08-Feb-08
Number	5841N

RNS Number:5841N
Compass Group PLC
08 February 2008

8 February 2008

Compass Group PLC

AGM Statement and Interim Management Statement

Compass Group PLC is today issuing its first Interim Management Statement ahead of its Annual General Meeting to be held at 11:00a.m. today at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. At this meeting shareholders will be provided with the following Interim Management Statement, on the Group's performance for the first three months of the current year.

Group

Compass has had a strong first quarter with global revenues increasing organically in line with growth levels for last year. Margins are continuing to improve and operating profit is running well ahead of last year's first quarter and marginally ahead of expectations. Cash flow conversion remains very good.

We have embedded the MAP programme deeper throughout the whole organisation and this is continuing to drive increased focus on like for like growth and cost efficiencies, resulting in improving margins. The focus on working capital management and control of capital expenditure is improving free cash flow. The Group has again delivered good quality organic growth by achieving a better balance between like for like growth and net new contract wins.

We are managing the impact of food cost inflation through rigorous application of the MAP framework - particularly in the key areas of purchasing and supply chain efficiencies; unit cost efficiencies including menu re-engineering; and client and consumer pricing.

North America

Our broad mix of clients across many sectors of the US and Canadian economy is helping to drive strong organic revenue growth in the first quarter at similar levels to last year. In particular, increased participation and healthy eating programmes have again driven like for like revenue in Chartwells, our education business. Crothall, our support services business, continues to grow as we focus on cross selling additional services to existing customers. The remote business in Canada is performing well in the year to date as a result of the increased activity in the extractive industries.

Close attention to detail is ensuring that food cost inflation is being well managed and this, combined with the positive revenue trend, is ensuring that first quarter margins and operating profits are comfortably ahead of last year.

Continental Europe

Growth in revenues in Continental Europe has been gradually increasing over the last 18 months and we have seen this trend continue in the first quarter. Spain and the Nordic region remain the drivers of the improvement. In Spain, growth in all sectors has been strong with a good balance of new business wins and like for like growth and the Nordic region continues to benefit from the high activity in the oil and gas industry.

Good progress is being made in all aspects of MAP and this is improving margins. First quarter margins and operating profits are well ahead of last year.

UK

As anticipated, revenues and operating profit remain broadly in line with the same period last year. Performance in education, which had stabilised by the end of last year, continues to make steady progress and Restaurant Associates, our fine dining business, and B&I and Healthcare are all performing in line with last year. In-unit labour and overhead efficiency improvement plans are progressing well and food cost inflation is being well managed.

Rest of the World

Healthy organic revenue growth in the first quarter, in line with last year, has been driven by positive trends particularly in Latin America, South Africa, UAE and our remote businesses which operate throughout the region. The remote site business continues to perform well on the back of food and support services which are provided particularly to the energy and extractive industries. Margins are well ahead of last year with good progress in the geographies listed above as well as in Japan and Australia.

Brazil Acquisition

The Group is pleased to announce that it has exchanged contracts with its partner Accor SA to acquire their entire 50% stake in GRSA, the Group's 50% owned Brazilian joint venture contract catering business, for a total cash consideration of Brazilian Reals 305m (approximately £88m). The revenues for the Brazilian business (100%) for the year to 30 September 2007 were £267m, of which 50% were consolidated. Completion will be subject to a number of routine conditions.

Share Buy-Back Programme

The Group's share buy-back programme has continued. Between 1 October 2007 and 5 February 2008, the Group repurchased for cancellation 65 million ordinary shares for a total consideration of £203 million, bringing the total number of shares repurchased since the share buy-back programme began, to 304 million for a total consideration of £923 million.

Other than in relation to the acquisition of the Brazilian business and the ongoing share buy-back programme referred to above, there has been no significant change in the financial position of the Group in the period since the end of the first quarter.

Ahead of our interim results announcement on 14 May 2008, there will be a pre-close trading update issued at 7a.m. on 27 March 2008.

ENDS

Enquiries:

Analysts: Andrew Martin: 01932 573000

Media: Chris King: 01932 573116

Note to Editors:

Website

www.compass-group.com

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services to our clients' premises and we generated annual revenues of around £10 billion in the year to 30 September 2007. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore and Remote, Healthcare, Education, Sports and Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

This Interim Management Statement is prepared for and addressed only to the Company's shareholders as a whole and to no other person. The Company, its directors, employees, agents or advisors do not accept or assume responsibility to any other person to whom this Interim Management Statement is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed.

Certain information included in this Interim Management Statement is forward looking and involves risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward thinking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to, general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments. All statements in this release are based upon information known to the Company at the date of this report. The Company undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

A copy of this release, together with all other recent announcements can be found on Compass Group's website at www.compass-group.com. Copies of the presentation given to institutional investors and analysts are also available at this site.

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:33 05-Feb-08
Number	3737N

5th February 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 5 February 2008 it purchased for cancellation 750,000 ordinary shares at a price of 316.0563 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:11 04-Feb-08
Number	2752N

4th February 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4 February 2008 it purchased for cancellation 750,000 ordinary shares at a price of 328.148604 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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RECEIVED

2008 MAR 11 A 7:47

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:02 01-Feb-08
Number	1555N

1st February 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 1 February 2008 it purchased for cancellation 750,000 ordinary shares at a price of 323.9455 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	09:05 01-Feb-08
Number	0679N

RNS Number:0679N
Compass Group PLC
01 February 2008

Compass Group PLC - Total Voting Rights and Capital as at 31 January 2008

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 31 January 2008 its issued share capital consists of 1,871,602,770 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,871,602,770, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level I American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure, 1,871,602,770 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

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COMPASS GROUP

82-5161

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

Company Number 4083914

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ORDINARY & SPECIAL RESOLUTIONS

of

COMPASS GROUP PLC

UK Listing Authority Listing Rule LR9.6.2R

Compass Group PLC (the "Company") no longer distinguishes between ordinary and non-ordinary business considered at its annual general meetings.

Set out below are details of all Resolutions put to the members at the Company's seventh Annual General Meeting duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 8 February 2008. All Resolutions were passed on a show of hands with Resolutions 1 to 11 and 14 being passed as Ordinary Resolutions and Resolutions 12, 13 and 15 being passed as Special Resolutions.

ORDINARY RESOLUTIONS

Resolution 1 – Report and Accounts
To receive and adopt the financial statements of the Company for the financial year ended 30 September 2007 and the reports of the directors and auditors thereon.

Resolution 2 – Directors' Remuneration Report
To approve the Directors' Remuneration Report for the financial year ended 30 September 2007.

Resolution 3 – Final Dividend
To declare a final dividend of 7.2 pence per share on each of the Company's ordinary shares for the financial year ended 30 September 2007.

Resolution 4 – Sir James Crosby
To elect Sir James Crosby as a director.

Resolution 5 – Tim Parker
To elect Tim Parker as a director.

Resolution 6 – Susan Murray
To elect Susan Murray as a director.

Resolution 7 – Sir Roy Gardner
To re-elect Sir Roy Gardner as a director.

Resolution 8 – Steve Lucas
To re-elect Steve Lucas as a director.

Resolution 9 – Deloitte & Touche LLP
To re-appoint Deloitte & Touche LLP as auditors.

Resolution 10 – Auditors' Remuneration
To authorise the directors to determine the auditors' remuneration.

Resolution 11 – Authority to allot shares (section 80)
"That the power conferred on the directors by Article 11 of the Company's Articles of Association be renewed for a period expiring at the end of the next Annual General Meeting of the Company after the date on which this Resolution is passed or, if earlier, 7 May 2009 and for that period the section 80 amount is £63,100,000."

Resolution 14 – Political Donations
"That the Company and any company which is or becomes a subsidiary of the Company during the period to which this Resolution relates be and is hereby authorised to:

14.1 *make donations to political parties; and*

14.2 make donations to political organisations other than political parties; and

14.3 incur political expenditure,

during the period commencing on the date of this Resolution and ending on the date of the Company's next Annual General Meeting, provided that in each case any such donations and expenditure made by the Company or by any such subsidiary shall not exceed £125,000 per company and together with those made by any such subsidiary and the Company shall not exceed in aggregate £125,000.

Any terms used in this Resolution which are defined in Part 14 of the Companies Act 2006 shall bear the same meaning for the purposes of this Resolution 14."

SPECIAL RESOLUTIONS

Resolution 12 – Authority to allot shares for cash (section 89)
"That, subject to the passing of Resolution 11 above, the power conferred on the directors by Article 12 of the Company's Articles of Association be renewed for a period expiring at the end of the next Annual General Meeting of the Company after the date on which this Resolution is passed or, if earlier, 7 May 2009 and for that period the section 89 amount is £9,400,000."

Resolution 13 – Purchase of own shares
"That the Company be generally and unconditionally authorised, pursuant to Article 58 of the Company's Articles of Association and in accordance with Part V of the Companies Act 1985, to make market purchases (within the meaning of section 163 of that Act) of ordinary shares of 10 pence each in the capital of the Company subject to the following conditions:

13.1 the maximum aggregate number of ordinary shares hereby authorised to be purchased is 189 million;

13.2 the minimum price (exclusive of expenses) which may be paid for each ordinary share is 10 pence;

13.3 the maximum price (exclusive of expenses) which may be paid for each ordinary share is, in respect of a share contracted to be purchased on any day, an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made; and

13.4 this authority shall expire, unless previously renewed, varied or revoked by the Company, at the conclusion of the next Annual General Meeting of the Company or 7 August 2009, whichever is the earlier (except in relation to the purchase of ordinary shares, the contract for which was concluded prior to the expiry of this authority and which will or may be executed wholly or partly after the expiry of this authority)."

Resolution 15 – Amendment of Articles of Association

"That:

15.1 the amended Articles of Association of the Company produced to the Meeting and initialled by the Chairman for the purpose of identification as New Articles 'A' be adopted as the Articles of Association of the Company, in substitution for, and to the exclusion of, the existing Articles of Association, with effect from 00.01 a.m. on 6 April 2008;

15.2 with effect from 00.01 a.m. on 1 October 2008, the new Articles of Association of the Company adopted pursuant to paragraph 15.1 be amended (i) by the deletion of articles 146 and 147 and the insertion of new articles 146 to 152 and (ii) the amendment of articles 160 and 161, such amendments being produced to the Meeting and initialled by the Chairman for the purpose of identification as New Articles 'B', and all necessary and consequential numbering amendments be made to the Articles of Association;

15.3 with effect from (and including) the date on which section 28 of the Companies Act 2006 is brought into force, the provisions of the Company's Memorandum of Association which, by virtue of that section, are to be treated as part of the Company's Articles of Association be removed and any limitations previously imposed on the Company's authorised share capital whether by the Company's Memorandum or Articles of Association or by resolution in general meeting be removed; and

15.4 with effect from (and including) the first date on which all sections of Parts 17 and 18 of the Companies Act 2006 have been brought into force, the amended Articles of Association of the Company produced to the Meeting and initialled by the Chairman for the purpose of identification as New Articles 'C' be adopted as the Articles of Association of the Company, in substitution for, and to the exclusion of, the Articles of Association existing immediately prior to that time."

COMPASS
GROUP

82-5161

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

Companies House — for the record —

RECEIVED
2008 MAR 11 A 7:57

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25 02 2008	29 02 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	8,788	7,500	50,175
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25 02 2008	29 02 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	20,000	4,818	7,515
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.345	£2.668	£2.925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	25 02 2008	29 02 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	54,500	21,500	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£3.1625	£3.20	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Carary Wharf, London UK Postcode E14 5LB	Ordinary	161,440
Name(s): HSDL Nominees Limited Address: Participant ID 33x24 Trinity Road, Halifax UK Postcode HX1 2RG	Ordinary	776
Name(s): Greenwood Nominees Limited Address: Participant ID 142 GW, Designation 595066, 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	310
Name(s): Catherine Symons Address: 6a Market Avenue, Ashton under Lyne, Lancashire UK Postcode OL6 6AL	Ordinary	850
Name(s): Please see attached additional schedule. Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed [signature] Date 29/2/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,

Compass Group PLC, Compass House, Guildford Street, Chertsey,

Surrey, KT16 9BQ Tel 01932 574225

DX number DX exchange

Shareholder Details	Class of shares allotted	Number of shares allotted
Mr Stephen Patrick Hall 5 Greatcroft, Firsdown, Salisbury, SP5 1SN	Ordinary	423
Mrs Charity Mensa Agyei 11 St Catherines Tower, 1 Beaumont Road, Leyton, London, E10 5BE	Ordinary	706
Mr Caswell Thompson 69 Kitchener Road, Forest Gate, London, E7 8JN	Ordinary	1,413
Mrs Shirley Goddard Doone Cottage, Mill Lane, Worth, Deal, Kent, CT14 0DU	Ordinary	400
Miss Sarah Troman 16 Laurel Bank Mews, Station Road, Blackwell, Bromsgrove, Worcs, B60 1PD	Ordinary	616
Mrs Sheila Wilde 6 Yardside Road, Kilmaurs, Kilmarnock, Ayrshire, KA3 2RP	Ordinary	3,854
Mrs Charles Hayes 56 Cassiobury Drive, Watford, Hertfordshire, WD17 3AE	Ordinary	4,008

ay

Name	Exercise Date	Allotment Date	Allotted To	Grant Date	Option Price	Shares Allotted
Sandra O'Neill	28-Feb-08	28-Feb-08	Greenwood Nominees	01-Sep-2005	£1.7920	310
						310
Sarah Troman	27-Feb-08	27-Feb-08	Sarah Troman	01-Sep-2005	£1.7920	616
Sheila Wilde	27-Feb-08	27-Feb-08	Sheila Wilde	01-Sep-2005	£1.7920	3,854
Charles Hayes	27-Feb-08	27-Feb-08	Charles Hayes	01-Sep-2005	£1.7920	4,008
						8,478
Charles Hayes	26-Feb-08	26-Feb-08	Vidacos Nominees	14-Dec-2005	£2.1000	7,500
						7,500
Catherine Symons	21-Feb-08	25-Feb-08	Catherine Symons	01-Dec-2004	£2.2925	850
						850
Sue Di Duca	21-Feb-08	25-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Nicola Edwards	21-Feb-08	25-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Wayne Parker	21-Feb-08	25-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	2,000
Ersoy Dundar	25-Feb-08	25-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	500
Rudy Vermeulen	26-Feb-08	26-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	11,300
Francesco D'Ella	26-Feb-08	26-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	4,000
Mark Holgate	26-Feb-08	26-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	4,375
Doug Arie	26-Feb-08	26-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	10,000
Tracey Taylor	27-Feb-08	27-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Mary Noble	27-Feb-08	27-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	6,250
Melih Arpaci	27-Feb-08	27-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Ian McKay	27-Feb-08	27-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	7,500
						49,325
Laurie Richardson	26-Feb-08	26-Feb-08	Vidacos Nominees	12-Jun-2006	£2.3450	20,000
						20,000
Stephen Hall	27-Feb-08	27-Feb-08	Stephen Hall	01-Sep-2004	£2.6680	423
Charity Mensa Agyei	27-Feb-08	27-Feb-08	Charity Mensa Agyei	01-Sep-2004	£2.6680	706
Caswell Thompson	20-Feb-08	20-Feb-08	Caswell Thompson	01-Sep-2004	£2.6680	1,413
Shirley Goddard	20-Feb-08	20-Feb-08	Shirley Goddard	01-Sep-2004	£2.6680	400
						2,942
Marie McGarry	27-Feb-08	27-Feb-08	HSDL Nominees	01-Sep-2004	£2.6680	353
Mark Thompson	27-Feb-08	27-Feb-08	HSDL Nominees	01-Sep-2004	£2.6680	423
						776
Swedish SAYE	27-Feb-08	27-Feb-08	Vidacos Nominees	01-Sep-2004	£2.6680	1,100
						1,100
Rudy Vermeulen	26-Feb-08	26-Feb-08	Vidacos Nominees	30-Sep-2002	£2.9250	3,445
Doug Arie	26-Feb-08	26-Feb-08	Vidacos Nominees	30-Sep-2002	£2.9250	2,960
Mary Noble	27-Feb-08	27-Feb-08	Vidacos Nominees	30-Sep-2002	£2.9250	1,110
						7,515
Frank Peters	22-Feb-08	25-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	20,000
Rudy Vermeulen	26-Feb-08	26-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	8,000
Mark Holgate	26-Feb-08	26-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	3,500
Doug Arie	26-Feb-08	26-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	8,000
Mary Noble	27-Feb-08	27-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	5,000
June Woodhouse	28-Feb-08	28-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	10,000
						54,500

Name	Exercise Date	Allotment Date	Allotted To	Grant Date	Option Price	Shares Allotted
Rudy Vermeulen	26-Feb-08	26-Feb-08	Vidacos Nominees	28-May-2003	£3.2000	10,000
Mark Holgate	26-Feb-08	26-Feb-08	Vidacos Nominees	28-May-2003	£3.2000	3,500
Doug Arie	26-Feb-08	26-Feb-08	Vidacos Nominees	28-May-2003	£3.2000	8,000
						21,500

Totals

Vidacos Nominees	161,440
HSDL Nominees	776
Greenwood Nominees	310
Individuals	12,270
Total	**174,796**

£1.7920	8,788
£2.1000	7,500
£2.2925	50,175
£2.3450	20,000
£2.6680	4,818
£2.9250	7,515
£3.1625	54,500
£3.2000	21,500
Total	**174,796**

Companies House

— for the record —

RECEIVED

2008 MAR 11 ...

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18 / 02 / 2008	22 / 02 / 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,233	261,710	7,267
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.2925	£2.668

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18	02	2008	22	02	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	17,525	45,875	81,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.925	£3.128	£3.1625

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18	02	2008	22	02	2008

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	29,500		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£3.20		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1 Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 2BH	Class of shares allotted: Ordinary	Number allotted: 438,703
Name(s): HSDL Nominees Limited Address: Pariticipant ID 33x24 Trinity Road, Halifax UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 1,938
Name(s): Mrs Teresa Flanagan Address: 38 Cormorant Way, Duffryn Newport, Newport, Gwent UK Postcode NP10 8WT	Class of shares allotted: Ordinary	Number allotted: 282
Name(s): Mrs Emma Hovell Address: 23 Leafield Road, Merton Park, London UK Postcode SW20 9AG	Class of shares allotted: Ordinary	Number allotted: 1,059
Name(s): Please see attached additional schedule. Address: UK Postcode	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form **+1**

Signed [signature] Date 25/2/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ   Tel 01932 574225
DX number   DX exchange

Shareholder Details	Class of shares allotted	Number of shares allotted
Mr Raymond Saunders 1 Heol Dderwen, The Coppice, Tonteg, Pontypridd, Mid Glamorgan, CF38 1TD	Ordinary	423
Mr Parminder Singh Sikk 64 Sovereign Heights, Birmingham, B31 5DY	Ordinary	706
Mrs Chand Sohanpal 7 The Close, Iselworth, Middlesex, TW7 4BL	Ordinary	211
Mrs Rachel Mary Sturrock 22 Knowle Road, Bromley, BR2 8NG	Ordinary	423
Mrs Sarah Louise Young Waterfall Farm, Hambrook, Bristol, BS16 3SL	Ordinary	282
Mr Ray Nobbs 44 Albert Road, Deal, Kent, CT14 9RD	Ordinary	250
Mrs Yvonne Prentis 42 St Andrews Road, Gillingham, Kent, ME7 1QR	Ordinary	514
Mrs Jennifer Werrett 58 Christopher Road, Selly Oak, Birmingham, B29 6QJ	Ordinary	319

Oy

Name	Exercise Date	Allotment Date	Allotted To	Grant Date	Option Price	Shares Allotted
Swiss Sharesave	19-Feb-08	19-Feb-08	Vidacos Nominees	01-Sep-2005	£1.7920	1,400
						1,400
Yvonne Prentis	20-Feb-08	20-Feb-08	Yvonne Prentis	01-Sep-2005	£1.7920	514
Jennifer Wrrett	20-Feb-08	20-Feb-08	Jennifer Wrrett	01-Sep-2005	£1.7920	319
						833
Savas Gungor	15-Feb-08	18-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	500
Joanna Walsh	15-Feb-08	18-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Christopher Lawson	15-Feb-08	18-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Gustav Urbanides	18-Feb-08	19-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Andrew Lewis	18-Feb-08	19-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	1,250
Jan De Wilde	19-Feb-08	19-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	2,160
Virgil Thomas	19-Feb-08	19-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	1,250
Angela Layton	19-Feb-08	19-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	3,750
Peter Hoomeman	19-Feb-08	19-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	10,000
Julian Baldey	19-Feb-08	19-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	5,000
Jun Wai Yu Sin	20-Feb-08	20-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	4,000
Karolynn van Vuren	20-Feb-08	20-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	450
Fiona Stevenson	20-Feb-08	20-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	12,000
Robert Prynn	20-Feb-08	20-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	22,500
Michael Morgan	20-Feb-08	20-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	12,500
Timothy Moss	20-Feb-08	20-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	62,500
Rowena Edwards	21-Feb-08	21-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	21,875
Andrew Freshwater	21-Feb-08	21-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	3,125
Lawrence Gebar	21-Feb-08	21-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	12,500
Geoffrey Wilson	21-Feb-08	21-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	7,500
Aissa Labriod	21-Feb-08	21-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Hayley Norton-Smith	21-Feb-08	21-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	450
Samba Alfred	21-Feb-08	21-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	1,250
Paul Adey	21-Feb-08	21-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	7,500
Deniz Gursoy	21-Feb-08	21-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	55,000
Geoffrey McCarthy	21-Feb-08	21-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	7,500
Connor Hickman	21-Feb-08	21-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	3,750
						261,710
Teresa Flanagan	20-Feb-08	20-Feb-08	Teresa Flanagan	01-Sep-2004	£2.6680	282
Emma Hovell	20-Feb-08	20-Feb-08	Emma Hovell	01-Sep-2004	£2.6680	1,059
Raymond Saunders	20-Feb-08	20-Feb-08	Raymond Saunders	01-Sep-2004	£2.6680	423
Parminder Singh Sikka	20-Feb-08	20-Feb-08	Parminder Singh Sikka	01-Sep-2004	£2.6680	706
Chand Sohanpal	20-Feb-08	20-Feb-08	Chand Sohanpal	01-Sep-2004	£2.6680	211
Rachel Mary Stuffock	20-Feb-08	20-Feb-08	Rachel Mary Stuffock	01-Sep-2004	£2.6680	423
Sarah Louise Young	20-Feb-08	20-Feb-08	Sarah Louise Young	01-Sep-2004	£2.6680	282
Ray Nobbs	20-Feb-08	20-Feb-08	Ray Nobbs	01-Sep-2004	£2.6680	250
						3,636
Ray Nobbs	20-Feb-08	20-Feb-08	HSDL Nominees	01-Sep-2004	£2.6680	456
Michael Bennett	20-Feb-08	20-Feb-08	HSDL Nominees	01-Sep-2004	£2.6680	353
Lynn Carpenter	20-Feb-08	20-Feb-08	HSDL Nominees	01-Sep-2004	£2.6680	423
Julie-Ann Carter	20-Feb-08	20-Feb-08	HSDL Nominees	01-Sep-2004	£2.6680	706
						1,938
Portuguese SAYE	20-Feb-08	20-Feb-08	Vidacos Nominees	01-Sep-2004	£2.6680	1,693
						1,693
Peter Hoorneman	19-Feb-08	19-Feb-08	Vidacos Nominees	30-Sep-2002	£2.9250	1,295
Rowena Edwards	21-Feb-08	21-Feb-08	Vidacos Nominees	30-Sep-2002	£2.9250	5,500
Andrew Freshwater	21-Feb-08	21-Feb-08	Vidacos Nominees	30-Sep-2002	£2.9250	740
Michael Morgan	21-Feb-08	21-Feb-08	Vidacos Nominees	30-Sep-2002	£2.9250	1,850
Deniz Gursoy	21-Feb-08	21-Feb-08	Vidacos Nominees	30-Sep-2002	£2.9250	7,400
Connor Hickman	21-Feb-08	21-Feb-08	Vidacos Nominees	30-Sep-2002	£2.9250	740
						17,525

Name	Exercise Date	Allotment Date	Allotted To	Grant Date	Option Price	Shares Allotted
Rowena Edwards	21-Feb-08	21-Feb-08	Vidacos Nominees	16-Sep-1999	£3.1280	27,525
Deniz Gursoy	21-Feb-08	21-Feb-08	Vidacos Nominees	16-Sep-1999	£3.1280	18,350
						45,875
Peter Hoorneman	19-Feb-08	19-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	8,000
Rowena Edwards	21-Feb-08	21-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	17,500
Andrew Freshwater	21-Feb-08	21-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	2,500
Deniz Gursoy	21-Feb-08	21-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	45,000
Geoffrey McCarthy	21-Feb-08	21-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	5,000
Connor Hickman	21-Feb-08	21-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	3,000
						81,000
Peter Hoornemen	19-Feb-08	19-Feb-08	Vidacos Nominees	28-May-2003	£3.2000	6,000
Rowena Edwards	21-Feb-08	21-Feb-08	Vidacos Nominees	28-May-2003	£3.2000	17,500
Andrew Freshwater	21-Feb-08	21-Feb-08	Vidacos Nominees	28-May-2003	£3.2000	3,000
Connor Hickman	21-Feb-08	21-Feb-08	Vidacos Nominees	28-May-2003	£3.2000	3,000
						29,500

Totals

Vidacos Nominees	438,703
HSDL Nominees	1,938
Individuals	4,469
Total	**445,110**

£1.7920	2,233
£2.2925	261,710
£2.6680	7,267
£2.9250	17,525
£3.1280	45,875
£3.1625	81,000
£3.2000	29,500
Total	**445,110**

COMPANIES FORM No. 169

Return by a company purchasing its own shares

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Please do not write in the space below. For Inland Revenue use only.

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	750,000	750,000	7[illegible]
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	8 February, 2008	14 February 2008	15 February 2008
Maximum prices paid § for each share	316.0563	330.5235	330.2085
Minimum prices paid § for each share	316.0563	330.5235	330.2085

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 7,325,912.25
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 36,630.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] . Designation ‡ Deputy Company Secretary Date 18/2/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

1. Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	[illegible]
Number of shares purchased	946,304	[illegible]	750,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	5 February 2008	6 February 2008	7 February 2008
Maximum prices paid § for each share	308.5379	323.9455	328.1486
Minimum prices paid § for each share	308.5379	323.9455	328.1486

The aggregate amount paid by the company for the shares to which this return relates was:	£ 7,810,412.48
Stamp Duty is payable on the aggregate amount at the rate of $\frac{1}{2}$% rounded up to the nearest multiple of £5	£ 39,055.00

Please do not write in the space below. For Inland Revenue use only.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 18/2/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Companies House — for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	11	02	2008	15	02	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	15,000	4,997	97,310
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.345	£2.668	£2.925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House

— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	11	02	2008	15	02	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,714	32,500	731,100
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	11	02	2008	15	02	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	450	297,500	363,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.1375	£3.1625	£3.20

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

CAY

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) Vidacos Nominees Ltd	Class of shares allotted	Number allotted
Address Participant ID 30XMH, Member Account SSB1,	Ordinary	1,533,860
Citigroup Centre, Canada Square, Canary Wharf, London		
UK Postcode E14 5LB		
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Participant ID 33x24	Ordinary	2,541
Trinity Road, Halifax		
UK Postcode HX1 2RG		
Name(s) James David Forshaw	Class of shares allotted	Number allotted
Address 21 Allee des Voies, 95000 Cergy, France	Ordinary	3,000
UK Postcode		
Name(s) Stephen Hennico	Class of shares allotted	Number allotted
Address 251 rue Theophile de Baisieux, 1020 Brussells, Belgium	Ordinary	65
UK Postcode		
Name(s) Please see attached additional schedule.	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed MWhite Date 15.2.08

** A director / secretary / ~~administrator / administrative receiver / receiver~~ / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Shareholder Details	Class of shares allotted	Number of shares allotted
Frederik Van Lysebetten Polderstraat 179, 2070 Zwijndrecht, Belgium	Ordinary	109
Paul Van Puymbroeck Sparreweg 27, 2960 Brecht, Belgium	Ordinary	163
Mrs Claire Helen Farmerey 53 Seymour Road, Gloucester, GL1 5PS	Ordinary	706
Mr Stewart Mollison Farmerey 214 Union Grove, Aberdeen, AB10 6SS	Ordinary	1,413
Miss Elizabeth Ware 17 Priory Gardens, Easton in Gordano, Bristol, BS20 0PF	Ordinary	1,714

CMF

Name	Exercise Date	Allotment Date	Allotted To	Grant Date	Option Price	Shares Allotted
Elizabeth Ware	13-Feb-08	13-Feb-08	Elizabeth Ware	01-Sep-2005	£1.7920	1,714
						1,714
Patricia Logan	11-Feb-08	11-Feb-08	Vidacos Nominees	14-Dec-2005	£2.1000	2,500
Anthony Bulldock	13-Feb-08	13-Feb-08	Vidacos Nominees	14-Dec-2005	£2.1000	5,000
Frank McCartney	14-Feb-08	14-Feb-08	Vidacos Nominees	14-Dec-2005	£2.1000	15,000
Martin Joyce	14-Feb-08	14-Feb-08	Vidacos Nominees	14-Dec-2005	£2.1000	5,000
Colin Botting	14-Feb-08	14-Feb-08	Vidacos Nominees	14-Dec-2005	£2.1000	5,000
						32,500
James David Forshaw	12-Feb-08	12-Feb-08	James David Forshaw	01-Dec-2004	£2.2925	3,000
						3,000
William Shannon	08-Feb-08	11-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	1,250
Murat Donmez	08-Feb-08	11-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	500
Selahattin Can	08-Feb-08	11-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	500
Peter Aldrich	11-Feb-08	11-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	62,500
Carole Sansom	11-Feb-08	11-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	1,250
Francois Amocain	11-Feb-08	11-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	8,750
Patricia Logan	11-Feb-08	11-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	5,000
John MacCuish	11-Feb-08	11-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	10,000
Jerome Marrel	11-Feb-08	11-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	18,750
Kadir Kuru	12-Feb-08	12-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	500
Yenia Nunez Briones	12-Feb-08	12-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	8,750
Ray Mulligan	13-Feb-08	13-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	17,000
Anthony Bulldock	13-Feb-08	13-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	7,500
David Kourie	13-Feb-08	13-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	12,500
Peter Sulston	13-Feb-08	13-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	7,500
Don Davenport	13-Feb-08	13-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	425,000
Giovanni Gamna	14-Feb-08	14-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	20,000
Frank McCartney	14-Feb-08	14-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	15,000
Johann Weinzettl	14-Feb-08	14-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	62,500
Martin Joyce	14-Feb-08	14-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	7,500
Colin Botting	14-Feb-08	14-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	7,500
Susan Hill	14-Feb-08	14-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Taner Canko	14-Feb-08	14-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	5,000
Joseph Walsh	14-Feb-08	14-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	12,500
Franco Natale	14-Feb-08	14-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	10,000
						728,100
Louisa Potter	11-Feb-08	11-Feb-08	Vidacos Nominees	12-Jun-2006	£2.3450	15,000
						15,000
Stephan Hennico	12-Feb-08	12-Feb-08	Stephan Hennico	01-Sep-2004	£2.6680	65
Frederik Van Lysebetten	12-Feb-08	12-Feb-08	Frederik Van Lysebetten	01-Sep-2004	£2.6680	109
Paul Van Puymbroeck	12-Feb-08	12-Feb-08	Paul Van Puymbroeck	01-Sep-2004	£2.6680	163
Claire Davies	13-Feb-08	13-Feb-08	Claire Davies	01-Sep-2004	£2.6680	706
Stewart Farmerey	13-Feb-08	13-Feb-08	Stewart Farmerey	01-Sep-2004	£2.6680	1,413
						2,456
James Lester	13-Feb-08	13-Feb-08	HSDL Nominees	01-Sep-2004	£2.6680	706
Karen Burke	13-Feb-08	13-Feb-08	HSDL Nominees	01-Sep-2004	£2.6680	423
Margaret Edwards	13-Feb-08	13-Feb-08	HSDL Nominees	01-Sep-2004	£2.6680	706
Phidelma Ryan	13-Feb-08	13-Feb-08	HSDL Nominees	01-Sep-2004	£2.6680	706
						2,541
William Shannon	08-Feb-08	11-Feb-08	Vidacos Nominees	30-Sep-2002	£2.9250	1,850
Yenia Nunez Briones	12-Feb-08	12-Feb-08	Vidacos Nominees	30-Sep-2002	£2.9250	1,110
Peter Sulston	13-Feb-08	13-Feb-08	Vidacos Nominees	30-Sep-2002	£2.9250	1,850
Don Davenport	13-Feb-08	13-Feb-08	Vidacos Nominees	30-Sep-2002	£2.9250	92,500
						97,310

Form 88(2) Back-up

Filed 15 February 2008 5161

Name	Exercise Date	Allotment Date	Allotted To	Grant Date	Option Price	Shares Allotted
Mahmut Uygun	12-Feb-08	12-Feb-08	Vidacos Nominees	04-Dec-2002	£3.1375	450
						450
Patricia Logan	11-Feb-08	11-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	4,000
Anthony Bulldock	13-Feb-08	13-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	7,500
Don Davenport	13-Feb-08	13-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	250,000
Jean-Pierre Theis	13-Feb-08	13-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	12,000
Frank McCartney	14-Feb-08	14-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	12,000
Martin Joyce	14-Feb-08	14-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	6,000
Colin Botting	14-Feb-08	14-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	6,000
						297,500
Patricia Logan	11-Feb-08	11-Feb-08	Vidacos Nominees	28-May-2003	£3.2000	5,000
Don Davenport	13-Feb-08	13-Feb-08	Vidacos Nominees	28-May-2003	£3.2000	350,000
Frank McCartney	14-Feb-08	14-Feb-08	Vidacos Nominees	28-May-2003	£3.2000	8,000
						363,000

Totals

Vidacos Nominees	1,533,860
HSDL Nominees	2,541
Individuals	7,170
Total	**1,543,571**

£1.7920	1,714
£2.1000	32,500
£2.2925	731,100
£2.3450	15,000
£2.6680	4,997
£2.9250	97,310
£3.1375	450
£3.1625	297,500
£3.2000	363,000
Total	**1,543,571**

G 169

Return by a company purchasing its own shares

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
40...

Name of company

* insert full name of company

* Compass Gr...

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	591,666	648,734	750,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	31 January 2008	1 February 2008	4 February 2008
Maximum prices paid § for each share	318.1888	321.8204	314.6185
Minimum prices paid § for each share	318.1888	321.8204	314.6185

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,330,012.67
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 31,655.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] , Designation ‡ Deputy Company Secretary Date 11/2/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)

General Section | Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

RECEIVED

2008 MAR 11 A 7:45

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	750,000	338,466	500,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	28 January 2008	29 January 2008	30 January 2008
Maximum prices paid § for each share	306.6375	323.2089	322.9427
Minimum prices paid § for each share	306.6375	323.2089	322.9427

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,008,447.92
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 25,045.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] . Designation ‡ Deputy Company Secretary Date 11|2|2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)

General Section

Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

RECEIVED

2008 MAR 11 A

Companies House

— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted

(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	04	08
Month	02	02
Year	2008	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	17,206	15,000	80,920
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	04	02	2008
To	08	02	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	7,547	1,250	482,400
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.668	£3.1375	£3.1625

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	04	02	2008
To	08	02	2008

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	18,000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£3.20		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode: E14 5LB	Ordinary	599,464
Name(s): HSDL Nominees Limited Address: Participant ID 33x24, Trinity Road, Halifax UK Postcode: HX1 2RG	Ordinary	4,803
Name(s): Mr Stewart Mollison Farmerey Address: 214 Union Grove, Aberdeen UK Postcode: AB10 6SS	Ordinary	850
Name(s): Mrs Edith Akello Address: 68 Charfield Court, 2 Shirland Road, London UK Postcode: W9 2JR	Ordinary	4,147
Name(s): Please see attached additional schedule. Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed ____________ Date 8/2/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Shareholder Details	Class of shares allotted	Number of shares allotted
Mrs Gillian Burton The Hawthorns, West Hill Road South, South Wonston, Winchester, SO21 3HP	Ordinary	685
Mr Oscar Cajigas 38 Roslyn Road, Tottenham, London, N15 5ET	Ordinary	1,659
Miss Veronica Counsell 7 Valley Close, Truro, Cornwall, TR1 3UN	Ordinary	1,709
Mrs Dorothy Jean Dews 28 The Dell, Northfield, Birmingham, B31 5SL	Ordinary	1,659
Mr Randolph Fenton 38 Holmsley House, Tangley Grove, London, SW15 4EH	Ordinary	3,318
Mrs Carol Trevorrow 74 Longwood Avenue, Langley, Slough, SL3 8GB	Ordinary	850
Mrs Christine Wallis Whitegates, 115 Sidford Road, Sidmouth, Devon, EX10 9PA	Ordinary	857
Mr Cecil Dacosta Wilson 66 Hepworth Road, London, SW16 5DQ	Ordinary	2,322

ak

Name	Exercise Date	Allotment Date	Allotted To	Grant Date	Option Price	Shares Allotted
Edith Akello	06-Feb-08	06-Feb-08	Edith Akello	01-Sep-2005	£1.7920	4,147
Gillian Burton	06-Feb-08	06-Feb-08	Gillian Burton	01-Sep-2005	£1.7920	685
Oscar Cajigas	06-Feb-08	06-Feb-08	Oscar Cajigas	01-Sep-2005	£1.7920	1,659
Veronica Counsell	06-Feb-08	06-Feb-08	Veronica Counsell	01-Sep-2005	£1.7920	1,709
Dorothy Dews	06-Feb-08	06-Feb-08	Dorothy Dews	01-Sep-2005	£1.7920	1,659
Randolph Fenton	06-Feb-08	06-Feb-08	Randolph Fenton	01-Sep-2005	£1.7920	3,318
Carol Trevorrow	06-Feb-08	06-Feb-08	Carol Trevorrow	01-Sep-2005	£1.7920	850
Christine Wallis	06-Feb-08	06-Feb-08	Christine Wallis	01-Sep-2005	£1.7920	857
Cecil Wilson	06-Feb-08	06-Feb-08	Cecil Wilson	01-Sep-2005	£1.7920	2,322
						17,206
Bendt Elfang	07-Feb-08	08-Feb-08	Vidacos Nominees	14-Dec-2004	£2.1000	15,000
						15,000
Stefan Mestdagh	01-Feb-08	04-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	2,160
Paula Buckton	01-Feb-08	04-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	9,000
Nicholas Grant	01-Feb-08	04-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	2,000
David Cheeseman	01-Feb-08	04-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	9,000
Adrian Cadman	01-Feb-08	04-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	1,110
Adrian Cadman	04-Feb-08	04-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	8,750
Stuart Henning	04-Feb-08	04-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	17,000
Richard Miles	04-Feb-08	04-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	1,250
Alan Ford	05-Feb-08	05-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Kevin Branch	06-Feb-08	06-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	1,250
Bart Goossens	06-Feb-08	06-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Lorraine Jones	07-Feb-08	08-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	850
Bendt Elfang	07-Feb-08	08-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	20,000
David Cheeseman	07-Feb-08	08-Feb-08	Vidacos Nominees	01-Dec-2004	£2.2925	6,000
						80,070
Stewart Farmerey	01-Feb-08	04-Feb-08	Stewart Farmerey	01-Dec-2004	£2.2925	850
						850
Marilyn Jones	06-Feb-08	06-Feb-08	HSDL Nominees	01-Sep-2004	£2.6680	706
Kevin Martin	06-Feb-08	06-Feb-08	HSDL Nominees	01-Sep-2004	£2.6680	2,826
Ali Rodway	06-Feb-08	06-Feb-08	HSDL Nominees	01-Sep-2004	£2.6680	565
Ncola Warman	06-Feb-08	06-Feb-08	HSDL Nominees	01-Sep-2004	£2.6680	706
						4,803
German SAYE Plan	05-Feb-08	05-Feb-08	Vidacos Nominees	01-Sep-2004	£2.6680	171
Spanish SAY Plan	05-Feb-08	05-Feb-08	Vidacos Nominees	01-Sep-2004	£2.6680	917
Swiss SAYE Plan	07-Feb-08	08-Feb-08	Vidacos Nominees	01-Sep-2004	£2.6680	1,656
						2,744
Richard Miles	04-Feb-08	04-Feb-08	Vidacos Nominees	04-Dec-2002	£3.1375	1,250
						1,250
Franco Natale	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	12,000
Cyril Chantrelle	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	5,000
Martin Pointon	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	10,000
Paula Buckton	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	8,000
Susan Gray	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	3,000
Martin Waller	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	15,000
Nicolas Ashley	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	2,000
Tony Raven	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	10,000
Andrew Bull	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	15,000
George Mystkowski	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	40,000
David Gratton	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	75,000
Darrell Yeakley	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	20,000
Jonathan Davies	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	50,000
Gordon Browne	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	3,000
Johann Wenzettl	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	50,000

Name	Exercise Date	Allotment Date	Allotted To	Grant Date	Option Price	Shares Allotted
Wayland Austin	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	6,000
Kevin Laxton	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	10,000
Margaret Erwin	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	3,000
Nick Inkster	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	20,000
Marcus Brownlow	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	8,000
Anthony Keating	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	20,000
Paul Darlison	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	6,000
Mike McWatt	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	3,000
Adrian Cadman	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	6,000
Tokihiro Hosoya	01-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	15,000
Jerome Laforge	04-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	10,000
Jean-Pierre Gardie	04-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	6,400
Bruno Manciaux	04-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	6,000
Jean Claude Ghiotti	04-Feb-08	04-Feb-08	Vidacos Nominees	03-Aug-2008	£3.1625	45,000
						482,400
Adrian Cadman	01-Feb-08	04-Feb-08	Vidacos Nominees	14-Dec-2005	£3.2000	3,000
Tokihiro Hosoya	04-Feb-08	04-Feb-08	Vidacos Nominees	14-Dec-2005	£3.2000	15,000
						18,000

Totals

Vidacos Nominees	599,464
HSDL Nominees	4,803
Individuals	18,056
Total	**622,323**

£1.7920	17,206
£2.1000	15,000
£2.2925	80,920
£2.6680	7,547
£3.1375	1,250
£3.1625	482,400
£3.2000	18,000
Total	**622,323**

Company Number 4083914

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

ORDINARY & SPECIAL RESOLUTIONS

of

COMPASS GROUP PLC

At the seventh Annual General Meeting of the members of Compass Group PLC duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 8 February 2007, Resolution 11 was passed as an Ordinary Resolution and Resolutions 12, 13 and 15 were passed as Special Resolutions:

ORDINARY RESOLUTION

Resolution 11 – Authority to allot shares (section 80)
"That the power conferred on the directors by Article 11 of the Company's Articles of Association be renewed for a period expiring at the end of the next Annual General Meeting of the Company after the date on which this Resolution is passed or, if earlier, 7 May 2009 and for that period the section 80 amount is £63,100,000."

SPECIAL RESOLUTIONS

Resolution 12 – Authority to allot shares for cash (section 89)
"That, subject to the passing of Resolution 11 above, the power conferred on the directors by Article 12 of the Company's Articles of Association be renewed for a period expiring at the end of the next Annual General Meeting of the Company after the date on which this Resolution is passed or, if earlier, 7 May 2009 and for that period the section 89 amount is £9,400,000."

Resolution 13 – Purchase of own shares
"That the Company be generally and unconditionally authorised, pursuant to Article 58 of the Company's Articles of Association and in accordance with Part V of the Companies Act 1985, to make market purchases (within the meaning of section 163 of that Act) of ordinary shares of 10 pence each in the capital of the Company subject to the following conditions:

13.1 the maximum aggregate number of ordinary shares hereby authorised to be purchased is 189 million;

13.2 the minimum price (exclusive of expenses) which may be paid for each ordinary share is 10 pence;

13.3 the maximum price (exclusive of expenses) which may be paid for each ordinary share is, in respect of a share contracted to be purchased on any day, an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made; and

MGW

13.4 this authority shall expire, unless previously renewed, varied or revoked by the Company, at the conclusion of the next Annual General Meeting of the Company or 7 August 2009, whichever is the earlier (except in relation to the purchase of ordinary shares, the contract for which was concluded prior to the expiry of this authority and which will or may be executed wholly or partly after the expiry of this authority)."

Resolution 15 – Amendment of Articles of Association

"That:

15.1 the amended Articles of Association of the Company produced to the Meeting and initialled by the Chairman for the purpose of identification as New Articles 'A' be adopted as the Articles of Association of the Company, in substitution for, and to the exclusion of, the existing Articles of Association, with effect from 00.01 a.m. on 6 April 2008;

15.2 with effect from 00.01 a.m. on 1 October 2008, the new Articles of Association of the Company adopted pursuant to paragraph 15.1 be amended (i) by the deletion of articles 146 and 147 and the insertion of new articles 146 to 152 and (ii) the amendment of articles 160 and 161, such amendments being produced to the Meeting and initialled by the Chairman for the purpose of identification as New Articles 'B', and all necessary and consequential numbering amendments be made to the Articles of Association;

15.3 with effect from (and including) the date on which section 28 of the Companies Act 2006 is brought into force, the provisions of the Company's Memorandum of Association which, by virtue of that section, are to be treated as part of the Company's Articles of Association be removed and any limitations previously imposed on the Company's authorised share capital whether by the Company's Memorandum or Articles of Association or by resolution in general meeting be removed; and

15.4 with effect from (and including) the first date on which all sections of Parts 17 and 18 of the Companies Act 2006 have been brought into force, the amended Articles of Association of the Company produced to the Meeting and initialled by the Chairman for the purpose of identification as New Articles 'C' be adopted as the Articles of Association of the Company, in substitution for, and to the exclusion of, the Articles of Association existing immediately prior to that time."

MJWhite
....

Mark J White General Counsel & Company Secretary
Date: 8 February 2008

RECEIVED

2008 MAR 11 A 7:45

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day Month Year	28 01 2008	01 02 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	399	43,350	1,552
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.2925	£2.668

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28 01 2008	01 02 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	18,350	750	252,500
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.128	£3.1375	£3.1625

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (*list joint allottees as one shareholder*)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Ltd Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	314,950
Name(s): HSDL Nominees Limited Address: Paritipant ID 33x24, Trinity Road, Halifax UK Postcode HX1 2RG	Ordinary	1,270
Name(s): Ms Alison Jane Lawes Address: 33 The Folds Blackrod, Bolton UK Postcode BL6 5EP	Ordinary	399
Name(s): Mr Simon Bowen Address: 6 Le Marchant Road, Frimley, Camberley, Surrey UK Postcode GU16 8RW	Ordinary	282
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 4/2/08

** A director / secretary / ~~administrator / administrative receiver / receiver /~~ official receiver ~~/ receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ   Tel 01932 574225
DX number   DX exchange

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number
4083914

Please do not write in the space below. For Inland Revenue use only.

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,000,000	7[illegible]0,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	18 January 2007	21 January 2008	22 January 2008
Maximum prices paid § for each share	301.8663	305.0245	312.8333
Minimum prices paid § for each share	301.8663	305.0245	312.8333

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 8,415,158.05
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 42,080.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 31/1/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

RECEIVED 2008 MAR ... COMPANIES HOUSE

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Please do not write in the space below. For Inland Revenue use only.

930

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under Section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	750,000	750,000	766,991
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	23 January 2007	24 January 2008	25 January 2008
Maximum prices paid § for each share	316.1338	308.0543	300.3680
Minimum prices paid § for each share	316.1338	308.0543	300.3680

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,985,207.13
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 34,930.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation‡ Deputy Company Secretary Date 31/1/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number

4083914

* insert full name of company

Name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,000,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	15 January 2008	16 January 2008	17 January 2008
Maximum prices paid § for each share	298.0567	295.2847	301.5429
Minimum prices paid § for each share	298.0567	295.2847	301.5429

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 8,948,845.80
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 44,745.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham . Designation ‡ Deputy Company Secretary Date 22/1/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

82-5161

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

For official use — For inland revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: [illegible]

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,000,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	10 January 2008	11 January 2008	14 January 2008
Maximum prices paid § for each share	301.9616	307.5077	306.9965
Minimum prices paid § for each share	301.9616	307.5077	306.9965

The aggregate amount paid by the company for the shares to which this return relates was:	£ 9,164,659.75
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 45,825.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation‡ Deputy Company Secretary Date 22/1/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

END